   As filed with the Securities and Exchange Commission on September 29, 2000
                                                     Registration No. 333-
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                               ----------------

                                    FORM S-1

            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                               ----------------
                         Goodrich Petroleum Corporation
                (Name of registrant as specified in its charter)

                               ----------------

        Delaware                    1311               76-0466193
    (State or other          (Primary Standard      (I.R.S. Employer
      jurisdiction               Industrial       Identification No.)
  of incorporation or        Classification Code
     organization)                 Number)

                             815 Walker, Suite 1040
                              Houston, Texas 77002
                                 (713) 780-9494
              (Address, including zip code, and telephone number,
       including area code, of registrant's principal executive offices)

                               ----------------
                             Robert C. Turnham, Jr.
              Executive Vice President and Chief Operating Officer
                             815 Walker, Suite 1040
                              Houston, Texas 77002
                                 (713) 780-9494
           (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)

                               ----------------
                                   Copies to:
          James M. Prince                      Rod A. Guerra, Jr.
       Vinson & Elkins L.L.P.           Skadden, Arps, Slate, Meagher &
      1001 Fannin, Suite 2300                       Flom LLP
     Houston, Texas 77002-6760               300 South Grand Avenue
           (713) 758-2222              Los Angeles, California 90071-3144
                                                 (213) 687-5000
                               ----------------
   Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective.
   If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [_]
   If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
   If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
   If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
   If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]
                        CALCULATION OF REGISTRATION FEE

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
                                                 Proposed
           Title of each class of            Maximum Aggregate    Amount of
        securities to be registered          Offering Price(1) Registration Fee
-------------------------------------------------------------------------------
Common Stock, par value $0.20 per share.....    $29,109,375       $7,684.88
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

(1) Estimated solely for purposes of calculating the registration fee pursuant to Rule 457(o) under the Securities Act of 1933.

   The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

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++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+The information in this prospectus is not complete and may be changed. We may + +not sell these securities until the registration statement filed with the + +Securities and Exchange Commission is effective. This prospectus is not an + +offer to sell these securities and it is not soliciting an offer to buy these +
+securities in any state where the offer or sale is not permitted.             +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
                    Subject to completion, dated      , 2000

                                4,500,000 Shares

                          [Goodrich Logo appears here]

                                  Common Stock

                                  -----------

  We are offering for sale 4,500,000 shares of our common stock.

  Our common stock is listed on the New York Stock Exchange under the trading
symbol GDP. On      , 2000, the last reported sales price of our common stock
was $     per share.

  Investing in our common stock involves risks. See "Risk Factors" beginning on page 9.

                                  -----------

                                                      Underwriting
                                               Price   Discounts   Proceeds
                                                to        and         to
                                              Public  Commissions  Goodrich
                                              ------- ------------ --------
     Per Share............................... $         $          $
     Total................................... $         $          $

                                  -----------

  The underwriter has an option to purchase up to an additional 675,000 shares to cover over-allotments of shares.

  Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

  We expect to deliver the common stock to purchasers on or about      , 2000.

                                  -----------

                           Jefferies & Company, Inc.

                   The date of this prospectus is      , 2000

                         Goodrich Petroleum Corporation
                             South Louisiana Focus
     [Map of our core operating area with detail on our near-term projects]

                               TABLE OF CONTENTS

                                                                            Page
                                                                            ----
Prospectus Summary.........................................................   1
Risk Factors...............................................................   8
Forward-Looking Statements.................................................  16
Use of Proceeds............................................................  17
Price Range of Common Stock................................................  17
Dividend Policy............................................................  18
Capitalization.............................................................  19
Dilution...................................................................  20
Selected Consolidated Financial Data.......................................  21
Pro Forma As Adjusted Financial Data.......................................  23
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations............................................................  26

                                                                            Page
                                                                            ----
Business and Properties....................................................  35
Management.................................................................  47
Transactions with our Management and Securityholders.......................  54
Principal Stockholders.....................................................  55
Description of Capital Stock...............................................  58
Underwriting...............................................................  63
Legal Matters..............................................................  65
Independent Accountants....................................................  65
Independent Petroleum Engineers............................................  65
Where You Can Find More Information........................................  65
Glossary of Technical Terms................................................  66
Index to Financial Statements.............................................. F-1

                               ----------------

   In this prospectus, the terms "Goodrich," "we," "our" and "us" and other similar terms refer to Goodrich Petroleum Corporation, including its consolidated subsidiaries, members of our senior management and, where appropriate, to our predecessor, Patrick Petroleum Corporation. The term "you" refers to a prospective investor. We have included definitions of technical terms important to an understanding of our business under "Glossary of Technical Terms" on page 66.

   You should rely only on the information contained in this prospectus or to which we have referred you. We have not authorized anyone to provide you with information that is different. This prospectus may only be used where it is legal to sell these securities. The information contained in this prospectus may only be accurate on the date of this prospectus.

                               ----------------

                               PROSPECTUS SUMMARY

   The following summary highlights selected information from this prospectus and may not contain all of the information that is important to you. You should carefully read the entire prospectus, especially the risks of investing in the common stock discussed under "Risk Factors" and the financial statements and notes thereto.

   The pro forma reserve information that we provide in this prospectus gives effect, on the date indicated, to our acquisition of interests in the Burrwood and West Delta 83 fields. Unless otherwise indicated, all financial and quantitative information that we provide in this prospectus on a pro forma basis gives effect, on the date and for the periods indicated, to the completion of this offering and the application of the estimated proceeds therefrom, the conversion of our subsidiaries' notes, the payment of dividends on both of our series of preferred stock, our most recent private placement and the exchange of our Series B preferred stock for shares of our common stock. Information in this prospectus reflects our one-for-eight reverse stock split that became effective on March 12, 1998.

                         Goodrich Petroleum Corporation

   We are an independent oil and natural gas company engaged in the exploration, exploitation, development and production of oil and natural gas properties in the transition zone of south Louisiana and in north Louisiana, the Gulf Coast of Texas and East Texas. We have been active in these regions since 1975 and have established extensive technical and operating expertise in all of our areas of geographic focus.

   We have an inventory of over 100 development, exploitation and exploration projects that we believe provides us with an opportunity to substantially increase our production and reserves. Our Burrwood, West Delta and Lafitte fields account for approximately 85% of our 2001 capital budget of $20.0 million, which is subject to changes due to then prevailing market conditions. Our 2001 budget includes plans to drill approximately 18 new wells and conduct 15 workovers and recompletions on existing wells. We expect significant production increases following the successful completion of this offering as a result of our expanded capital budget and exploitation of our project inventory. Our capital expenditures for the first six months of 2000 totaled $6.2 million, of which $1.2 million represents the net purchase price for our interests in the Burrwood and West Delta fields. Our production has increased 40% to 1.7 Bcfe in the second quarter of 2000 from 1.2 Bcfe in the second quarter of 1999. We estimate that our third quarter production will be approximately 2.0 Bcfe, or 23,000 Mcfe per day, an 18% increase from the second quarter of 2000.

   Our principal offices are located at 815 Walker, Suite 1040, Houston, Texas 77002 and our telephone number is (713) 780-9494. We also have offices in Shreveport, Louisiana. Our website is www.goodrichpetroleum.com. The information on our website is not part of this prospectus.

                                  Our Strategy

   Our principal business strategy is to increase production, cash flow and reserves through the acquisition and subsequent exploitation and development of mature properties, complimented by select exploration activities, in our core areas. We focus on fields that have multiple productive reservoirs with an established production history and infrastructure in place. Due to depletion, these fields tend to no longer be the focus of the seller's technical staff. By conducting our own exhaustive field studies prior to making an offer to acquire any such properties, we strive to achieve a superior technical understanding of the target property. Upon completion of an acquisition, we are generally prepared to implement operations designed to increase production, cash flow and reserves by drilling new wells and conducting workovers and recompletions of existing wells. Other elements of our near-term strategy include:

   Aggressively Develop Our Burrwood, West Delta and Lafitte Fields. We plan to spend approximately $31.0 million in our Burrwood, West Delta and Lafitte fields on 88 development and exploitation projects. This development and exploitation activity is already underway and will be accelerated with the liquidity we gain from this offering. In addition, we expect to receive the results of a 41 square mile 3-D seismic survey over our Burrwood and West Delta fields by June 2001. We believe that this data will both further define our proved and developmental projects and allow us to pursue additional projects and deep prospects that we have not yet identified.

   Maintain Our Focus on South Louisiana. We will continue to concentrate our oil and natural gas activities on our core areas, primarily focusing on the transition zone of south Louisiana. We have assembled a large inventory of technical data and expertise over the last 25 years, resulting in an approximate 70% drilling success rate and the achievement of production in over 70 fields in Louisiana. Over 78% of our proved reserves are in south Louisiana and over 96% of our 2001 capital budget is dedicated to development and exploitation activities in the region. South Louisiana is highly attractive to us due to the availability of mature oil and natural gas properties with an established operating infrastructure, resulting in multiple opportunities for significant reserve and production gains through acquisitions and additional development and exploitation activities. We believe that our region-specific geological, engineering and production expertise provides us with a competitive advantage to identify and complete additional acquisitions, development projects and exploitation projects in our core areas.

   Maintain Significant Operatorship. We currently operate 65% of our properties, providing us with control over the incurrence and timing of many capital and operating expenditures. As operator of the Burrwood and West Delta fields, we intend to rapidly utilize the liquidity that we gain from this offering on development and exploitation projects within these fields, thereby accelerating those projects and the expected production therefrom.

   Repeat Our Recent Acquisition Success. We recently acquired our interests in the Burrwood, West Delta and Lafitte fields for an aggregate purchase price of $10.1 million. Based on independent reserve engineering estimates and factoring in the estimated capital expenditures to develop these reserves, we expect an all-in finding and development cost of $0.69 per Mcfe. Since closing these acquisitions, we have increased production of oil and natural gas at Lafitte by 240% to approximately 1,800 gross Boe per day and at Burrwood and West Delta by 204% to approximately 9,200 gross Mcfe per day. These production increases, when coupled with additional production increases achieved in other fields, have allowed us to increase net daily production levels from approximately 12,800 Mcfe per day one year ago to approximately 23,000 Mcfe per day currently.

   We believe there will continue to be numerous attractive opportunities to acquire properties in our core areas as major and large independent oil and natural gas companies shift their focus and resources from mature properties in south Louisiana to the development of projects in the deep water Gulf of Mexico and in foreign countries. We have identified approximately 20 potential acquisition opportunities, ranging in estimated transaction size from $1.0 million to $20.0 million. The acquisition opportunities that we pursue generally have the following characteristics:

  .  located in our core areas, particularly in south Louisiana;

  . significant cumulative production histories and low current production levels;

  . multiple productive reservoirs with complex geology and significant 3-D seismic applicability;

  .  numerous identified development projects; and,

  .  significant controlling interests and operatorship.

                        Recent and Pending Transactions

   We have consummated a number of transactions this year and intend to consummate certain transactions prior to or simultaneously with the completion of this offering, as follows:

   Amendment of Our Credit Agreement. Prior to the closing of this offering, we will amend our credit agreement with Compass Bank to increase the size of our credit facility to $50.0 million, with an initial borrowing base of $30.0 million. We expect to repay a substantial portion of the amount currently outstanding under our credit facility with the proceeds of this offering, resulting in initial availability of approximately $28.4 million under the amended facility. We will pledge substantially all of our assets to secure our amended credit facility.

   Payment of Dividend Arrearages and Reinstatement of Dividends on Our Preferred Stock. On September 29, 2000, we paid an aggregate of approximately $1.8 million of dividend arrearages and $300,000 of regular quarterly dividends on our outstanding series of preferred stock. These payments brought us current on our dividend payments on both of our series of preferred stock. Ongoing quarterly dividend payments on each of our outstanding series of preferred stock are subject to the terms and conditions of our bank credit facility.

   Private Placement of $5.0 Million of Common Stock. On September 28, 2000, we received irrevocable commitments to purchase 1,000,000 shares of our common stock for aggregate gross proceeds of $5.0 million. The placement of the common stock was arranged by Hambrecht & Quist Guaranty Finance L.L.C. The gross proceeds from the private placement will be used primarily to expand our development of the Burrwood and West Delta fields, including the drilling of two proved undeveloped wells and four workovers and recompletions prior to the end of the year.

   Exchange of Preferred Stock for Common Stock. On September 28, 2000, we reached agreement with the holders of 88% of our Series B preferred stock to exchange each share of our Series B preferred stock for 1.8 shares of our common stock. We expect that all holders of our Series B preferred stock will accept the proposed exchange offer. The exchange offer is contingent upon, and is expected to close concurrently with, this offering. It will result in the issuance of 1,189,510 shares of our common stock. We believe that this transaction and the payment of dividend arrearages mentioned above, will strengthen and simplify our balance sheet and improve our shareholder value by eliminating both the ongoing dividend burden and approximately $7.6 million of liquidation preference and accrued dividends associated with the Series B preferred stock as of September 30, 2000.

   Conversion of Our Subsidiaries' Notes. On August 17, 2000, holders of all $12.9 million of outstanding principal and accrued interest on the convertible notes, issued by two of our subsidiaries in a private placement in September 1999, converted their notes into 3,295,647 shares of our common stock. These notes were partially secured by our assets and their conversion increased the pool of collateral available to our bank credit facility with Compass Bank.

   Acquisition of Burrwood and West Delta Fields. On March 2, 2000, we completed the acquisition of working interests in the Burrwood and West Delta fields for $1.2 million cash, the assumption of the plugging and abandonment obligations associated with these fields, which we have estimated to be $4.75 million, and the commitment to conduct a 3-D seismic survey by June 2001, which will cost us $2.4 million. These contiguous fields collectively comprise approximately 8,600 gross acres in Plaquemines Parish, Louisiana. The Burrwood and West Delta fields, like the Lafitte field in which we acquired an interest in 1999, met our acquisition criteria, including cumulative production of 431 Bcfe, 16 productive reservoirs above 10,600 feet, significant existing infrastructure, immediate development opportunities and potential deep reservoirs that we believe may be identified with the use of 3-D seismic technology. The Burrwood and West Delta fields are near several fields that have yielded substantial production from wells drilled below 10,600 feet.

   Private Placement of $4.5 Million of Common Stock. On February 18, 2000, we completed a private placement of 1,533,333 shares of our common stock to an investor group led by H&Q Guaranty. The $4.5 million in gross proceeds were used for the acquisition of our interests in and initial development of the Burrwood and West Delta fields and further development of the Lafitte field.

                                  The Offering

Common stock offered by us(1)..... 4,500,000 shares.

Common stock outstanding after
 this offering(2)................. 19,005,032 shares.

Use of proceeds................... We intend to use the proceeds from this offering to repay all or a portion of our
                                   borrowings under our bank credit facility
                                   with Compass Bank. We intend to invest our
                                   operating cash flow and reborrow funds
                                   under our bank credit facility as we
                                   accelerate our capital expenditures for our
                                   development and exploitation activities in
                                   south Louisiana, with a particular focus on
                                   our Burrwood, West Delta and Lafitte
                                   fields. See "Use of Proceeds."

NYSE symbol....................... GDP.

--------
(1) Does not reflect a 30-day option granted to the underwriters to purchase up to 675,000 additional shares of common stock to cover over-allotments, if any.
(2) Includes 12,315,522 shares outstanding at September 15, 2000 plus 1,000,000 shares issued in our most recent private placement, 1,189,510 shares issued in the exchange of our Series B preferred stock and 4,500,000 shares issued in this offering. Excludes 791,813 shares of common stock issuable upon exercise of outstanding options at a weighted average exercise price of $4.35 per share and 3,387,978 shares issuable upon exercise of outstanding warrants at a weighted average exercise price of $1.05 per share as of September 15, 2000.

                      Summary Consolidated Financial Data

                     (in thousands, except per share data)

   The following table sets forth some of our historical and pro forma as adjusted consolidated financial data. You should read the following data in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements included in this prospectus. The summary financial and other data as of, and for the years ended, December 31, 1997, 1998 and 1999 has been derived from our audited financial statements included in this prospectus. The summary financial and other data as of June 30, 2000 and for the six months ended June 30, 1999 and 2000 has been derived from our unaudited financial statements included in this prospectus. The summary unaudited pro forma as adjusted statement of operations and other data illustrates the impact of this offering and the application of the estimated proceeds therefrom, the conversion of our subsidiaries' notes in August 2000, the payment of dividend arrearages on our preferred stock, our most recent private placement and the exchange of our Series B preferred stock, as if these transactions were consummated as of January 1, 1999, while the summary unaudited pro forma balance sheet data as of June 30, 2000 gives effect to such transactions as if they had occurred on such date. The summary unaudited pro forma financial data is not necessarily indicative of the results that would have occurred had these transactions been consummated as of the beginning of the periods presented.

                               Year Ended December 31,           Six Months Ended June 30,
                         -------------------------------------- -----------------------------
                                                     Pro Forma                     Pro Forma
                                                    As Adjusted                   As Adjusted
                          1997     1998     1999       1999      1999     2000       2000
                         -------  -------  -------  ----------- -------  -------  -----------
Statement of Operations
 Data:
Revenues................ $12,901  $10,592  $14,020    $14,020   $ 5,771  $11,352    $11,352
                         -------  -------  -------    -------   -------  -------    -------
Expenses:
 Lease operating
  expenses and
  production taxes......   2,316    2,822    3,591      3,591     1,368    3,045      3,045
 Depreciation,
  depletion and
  amortization..........   4,863    4,094    4,744      4,744     2,467    2,568      2,568
 Exploration............   3,206    6,010    1,656      1,656       822      726        726
 Impairment of oil and
  natural gas
  properties............     550    1,076      465        465        --       --         --
 Interest...............   1,416    1,910    2,811        435     1,082    2,392        137
 General and
  administrative........   2,627    2,399    1,990      1,990     1,125    1,197      1,197
 Preferred dividend
  requirements of a
  subsidiary(1).........      --       --       73         73        --       38         38
                         -------  -------  -------    -------   -------  -------    -------
   Total costs and
    expenses............  14,978   18,311   15,330     12,954     6,864    9,966      7,711
                         -------  -------  -------    -------   -------  -------    -------
 Gain (loss) on sale of
  assets................     688        4     (519)      (519)     (519)     274        274
                         -------  -------  -------    -------   -------  -------    -------
Income (loss) before
 income taxes...........  (1,389)  (7,715)  (1,829)       547    (1,612)   1,660      3,915
 Income tax
  provision(2)..........      --       --       --         --        --       --         --
                         -------  -------  -------    -------   -------  -------    -------
Net income (loss)....... $(1,389) $(7,715) $(1,829)   $   547   $(1,612) $ 1,660    $ 3,915
                         =======  =======  =======    =======   =======  =======    =======
Preferred stock
 dividends (1999 and
 2000 amounts in
 arrears)...............   1,205    1,256    1,249        637       628      604        319
                         -------  -------  -------    -------   -------  -------    -------
Net income (loss)
 applicable to common
 stock.................. $(2,594) $(8,971) $(3,078)   $   (90)  $(2,240) $ 1,056    $ 3,596
                         =======  =======  =======    =======   =======  =======    =======
Basic income (loss) per
 common share........... $ (0.50) $ (1.71) $ (0.58)   $ (0.01)  $ (0.43) $  0.13    $  0.20
                         =======  =======  =======    =======   =======  =======    =======
Diluted income (loss)
 per common share....... $ (0.50) $ (1.71) $ (0.58)   $ (0.01)  $ (0.43) $  0.10    $  0.17
                         =======  =======  =======    =======   =======  =======    =======
Average common shares
 outstanding--basic.....   5,229    5,243    5,288     15,273     5,255    7,973     17,958
                         =======  =======  =======    =======   =======  =======    =======
Average common shares
 outstanding--diluted...   5,229    5,243    5,288     15,273     5,255   11,112     21,097
                         =======  =======  =======    =======   =======  =======    =======
Other Data:
Adjusted EBITDA(3)...... $ 7,958  $ 5,371  $ 8,366    $ 8,366     3,278  $ 7,072    $ 7,072
Net cash provided by
 (used in) operating
 activities(4)..........   6,633    4,517    1,065        N/A     1,836    3,349        N/A
Net cash provided by
 (used in) investing
 activities(4)..........  (6,007) (14,959)  (6,407)       N/A    (1,286)  (5,798)       N/A
Net cash provided by
 (used in) financing
 activities(4)..........    (177)   9,744   11,176        N/A      (600)   1,473        N/A
Capital
 expenditures(5)........   9,941   15,008    6,657        N/A     1,526    6,224        N/A

                                                            At June 30, 2000
                                                           -------------------
                                                                    Pro Forma
                                                           Actual  As Adjusted
                                                           ------- -----------
Balance Sheet Data:
Cash and cash equivalents................................. $ 4,952   $ 7,829
Net property and equipment (successful efforts method)
 (6)......................................................  49,031    49,031
Total assets..............................................  61,862    63,664
Current portion of long-term debt.........................   3,600        --
Long-term debt............................................  31,713     1,619
Total stockholders' equity................................  15,741    51,986

--------
(1) On February 17, 2000, all of the holders of the preferred units of our subsidiary converted their preferred units into approximately 1,550,000 shares of our common stock.
(2) We had no income tax provision due to the generation of net operating loss carry-forwards or the use of available net operating loss carry-forwards to offset taxable income.
(3) Adjusted EBITDA means earnings before interest, income taxes, depreciation, depletion and amortization, impairment of oil and natural gas properties, gains or losses on sales of assets and exploration expense. Adjusted EBITDA is not a calculation based on generally accepted accounting principles. Adjusted EBITDA should not be considered as an alternative to net income as an indicator of our operating performance, or as an alternative to cash flow as a better measure of liquidity. Adjusted EBITDA measures presented herein may not be comparable to other similarly titled measures reported by other companies.
(4) "N/A" means not applicable.
(5) We include our acquisitions of oil and natural gas properties within this classification. "N/A" means not applicable.
(6) Net of depreciation, depletion and amortization associated with such property and equipment.

                          Summary Reserve Information

   The table below presents our pro forma summary reserve information as of January 1, 2000. On a "pro forma" basis gives effect on the date indicated to the acquisition of the Burrwood and West Delta fields. Estimates of our net proved reserves are based on the March 29, 2000 reserve report prepared by Coutret & Associates, Inc., our independent reserve engineers. For additional information relating to our oil and natural gas reserves, please read "Business and Properties--Oil and Natural Gas Operations and Properties," "--Oil and Natural Gas Reserves" and note P of the notes to our consolidated financial statements included in this prospectus.

                                                                  Pro Forma
                                                                    as of
                                                               January 1, 2000
                                                               ---------------
   Estimated net proved reserves:
     Natural gas (MMcf).......................................      26,805
     Oil and condensate (MBbls)...............................       6,750
       Total (MMcfe)..........................................      67,303
     PV-10 Value(1) (in thousands)............................    $106,368
     Proved developed reserves as percentage of total proved
      reserves................................................          66%

--------
(1) The present value of future net cash flows attributable to our proved reserves, determined on a pre-tax basis using prices and costs in effect at December 31, 1999 and discounted at 10% per annum, was calculated by using the weighted average December 31, 1999 prices received at the wellhead of $2.63 per Mcf of natural gas and $25.16 per Bbl of oil.

                             Summary Operating Data

                                                            Six Months Ended
                                 Year Ended December 31,        June 30,
                                 -------------------------  -----------------
                                  1997     1998     1999      1999     2000
                                 -------  -------  -------  -------- --------
Production:
Natural gas (MMcf)..............   2,449    2,783    2,931     1,564    1,489
Oil and condensate (MBbls)......     282      317      394       203      262
  Total (MMcfe).................   4,144    4,683    5,297     2,784    3,061
Average sales price per unit:
Natural gas--
  Revenues from production (per
   Mcf)......................... $  2.55  $  2.18  $  2.40  $   1.95 $   3.25
  Effects of hedging activities
   (per Mcf)....................      --       --     0.01        --    (0.07)
                                 -------  -------  -------  -------- --------
  Average price................. $  2.55  $  2.18  $  2.41  $   1.95 $   3.18
                                 -------  -------  -------  -------- --------
Oil and condensate--
  Revenues from production (per
   Bbl)......................... $ 18.06  $ 11.88  $ 16.88  $  12.60 $  27.70
  Effects of hedging activities
   (per Bbl)....................      --       --       --        --    (3.55)
                                 -------  -------  -------  -------- --------
  Average price................. $ 18.06  $ 11.88  $ 16.88  $  12.60 $  24.15
                                 -------  -------  -------  -------- --------

Total revenues from production
 (per Mcfe)..................... $  2.74  $  2.10  $  2.58  $   2.01 $   3.95
Effects of hedging activities
 (per Mcfe).....................      --       --     0.01        --    (0.34)
                                 -------  -------  -------  -------- --------
  Total average price (per
   Mcfe)........................ $  2.74  $  2.10  $  2.59  $   2.01 $   3.61
                                 =======  =======  =======  ======== ========
Expenses (per Mcfe):
General and administrative...... $  0.63  $  0.51  $  0.38  $   0.40 $   0.39
Lease operating expenses
 (excluding production taxes)...    0.40     0.48     0.51      0.37     0.69
Production taxes................    0.16     0.13     0.17      0.13     0.30
Depreciation, depletion and
 amortization-oil and natural
 gas properties.................    1.17     0.87     0.89      0.89     0.84
Reserve life index (in
 years)(1)......................    15.0x    10.0x    12.7x      N/A      N/A

--------
(1) Calculated by dividing period-end proved reserves by production for the prior fiscal year. Our 1999 reserves include the Burrwood and West Delta acquisitions on a pro forma basis. "N/A" means not applicable.

                                  RISK FACTORS

   You should carefully consider the following risks and other information in this prospectus before deciding to invest in our common stock. The risks described below are not the only ones facing us and may adversely affect your investment. Additional risks not presently known to us or that we currently deem immaterial may also impair our business operations.

Risks Related to Our Business

We have a history of losses.

   We have had losses from January 1, 1997 through March 31, 2000. As of June 30, 2000, the net losses applicable to common stock from January 1997 totaled approximately $13.6 million. Our ability in future years to achieve profitability will depend on our oil and natural gas production, the success of our projects, commodity prices and expenses. However, no assurance can be made that we will be profitable in the future.

We may not be able to obtain the funds or additional financing necessary to meet our substantial capital requirements.

   We make, and will continue to make, substantial expenditures for the acquisition, exploration, exploitation, development and production of oil and natural gas reserves. We made capital expenditures for exploration and development activities of $6.7 million in 1999, $15.0 million in 1998, and $9.9 million in 1997. We plan to make capital expenditures of approximately $15.0 million in 2000 and have established a preliminary budget for 2001 of $20.0 million, subject to changes due to then prevailing market conditions. Management believes that the cash flow provided by operating activities, borrowings under the bank credit facility and the proceeds of this offering will be sufficient to fund planned capital expenditures during 2000 and 2001. However, if revenues or cash flow from operations decrease as a result of lower oil and natural gas prices, operating difficulties or other factors, many of which are beyond our control, we may be limited in our ability to expend the capital necessary to undertake or complete our drilling and exploitation program, or we may be forced or choose to raise additional debt or equity proceeds to fund such expenditures. In the future, we may require additional financing, in addition to cash generated from our operations, to fund our planned growth. We cannot be certain that additional financing will be available to us on acceptable terms or at all. In the event additional capital resources are unavailable, we may curtail our drilling, development and other activities or be forced or choose to sell some of our assets on an untimely or unfavorable basis, any of which may have a material adverse affect on our business, financial condition, results of operations or cash flows. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

We expect to incur substantial debt. If we are unable to service this debt or if we are restricted by this debt from engaging in certain activities, our business may be adversely effected.

   We have incurred substantial debt, and expect to incur additional debt in the future, in connection with our capital expenditures. As of September 15, 2000, we had total outstanding indebtedness of $24.2 million, all of which consisted of funds borrowed under our bank credit facility. Though we intend to use the proceeds of this offering to repay a substantial portion of such debt, we also expect to borrow additional funds in the future under our bank credit facility. Such additional borrowings may severely restrict our exploration and development activities.

   As our level of borrowings increases, such indebtedness may have several important effects on our operations, including:

  . a substantial portion of our cash flow from operations may be dedicated to the payment of interest and principal on our indebtedness and is not available for other purposes;

  . the covenants contained in our bank credit facility limit our ability to borrow additional funds or to dispose of assets and may affect our flexibility in planning for, and reacting to, changes in business conditions;

  . our ability to obtain additional financing in the future for working capital, capital expenditures (including acquisitions), general corporate purposes or other purposes may be impaired;

  . our leveraged financial position may make us more vulnerable to economic downturns and may limit our ability to withstand sustained declines in oil and natural gas prices;

  . such borrowings will be subject to variable rates, which may make us vulnerable to increases in interest rates; and

  . our flexibility in planning for or reacting to changes in market conditions may be limited.

   Moreover, future acquisition or development activities may require us to alter our capitalization significantly. These changes in capitalization may significantly increase our leverage. Our ability to continue to meet our debt service obligations and to reduce total indebtedness will be dependent upon our future performance, which will be subject to general economic conditions, including oil and natural gas prices, and to financial, business and other factors affecting our operations, many of which are beyond our control. If we are unable to generate sufficient cash flow from operations in the future to service our indebtedness and to meet our other commitments, we will be required to adopt one or more alternatives, such as refinancing or restructuring our indebtedness, selling material assets or operations or seeking to raise additional debt or equity capital. There can be no assurance that any of these actions could be effected on a timely basis or on satisfactory terms or that these actions would enable us to continue to satisfy our capital requirements. The terms of our indebtedness, including the bank credit facility, also may prohibit us from taking such actions. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources--Bank Credit Facility."

We could lose our listing on the New York Stock Exchange.

   On June 28, 1999, we were notified by the NYSE that it had revised its minimum financial criteria for listed companies and the time frame required for listed companies to become compliant. We were informed that we were not in compliance with the revised criteria, specifically the NYSE's requirements for a $50.0 million book and market equity capitalization. We submitted a revised twelve-month business plan to the NYSE in response to the notice. The business plan was accepted by the NYSE, and our financial compliance with the plan continues to be monitored by the NYSE on a quarterly basis. We have undertaken actions pursuant to our business plan designed to bring us into compliance with the NYSE continued listing criteria. These actions included the conversion of our convertible notes into our common stock on August 17, 2000, which increased our total stockholders' equity by approximately $10.1 million. We are currently in compliance with the revised requirements for market capitalization but not yet in compliance with the book capitalization requirement. If this offering does not raise sufficient funds in order for us to meet the book equity requirement, then the NYSE may delist our stock.

If we are unable to resolve our dispute with the co-owner of the Lafitte field, our ability to fully evaluate our participation in the development of this property will be materially adversely affected.

   We jointly acquired our interest in the Lafitte field with Stone Energy Corporation. We have been in a dispute with Stone regarding our respective rights and obligations under the agreements associated with the joint acquisition. We believe that our agreements with Stone provide us with an opportunity to more fully evaluate the field than we are currently allowed to do. In February 2000, we filed two lawsuits against Stone alleging misconduct and violation of the agreements associated with the joint acquisition. Until this dispute is resolved, our ability to fully evaluate and develop our interests in new wells could be seriously hindered.

Hedging our production may result in losses or limit our ability to realize higher prices.

   To reduce our exposure to fluctuations in the prices of oil and natural gas, we have entered into hedging arrangements. By replacing the right to receive the market price for our production with a right to receive the fixed or collared hedge price, hedging will prevent us from receiving the full advantage of increases in oil and natural gas prices above the fixed or collared amount specified in the hedge. In addition, significant reductions in our production at times when the market price exceeds the price fixed in the hedge agreements could require us to make payments under our hedge agreements even though such payments are not offset by sales of our production. We may also have margin calls if the market moves in opposite directions from our hedged positions. The occurrence of any such event could have a material adverse effect on our business, financial condition, results of operations or cash flows.

   If oil and natural gas prices rise, we may not immediately realize the full potential of increased production revenues because of the limitations imposed under our hedge positions. We have approximately 50% of our current daily oil production and 40% of our current daily natural gas production hedged under certain floors or collars more particularly described in "Management's Discussion and Analysis of Financial Condition and Results of Operations-- Quantitative and Qualitative Disclosures About Market Risk--Hedging Activity."

There are a substantial number of shares eligible for sale in the future and this could negatively impact the market price of the common stock and cause you dilution.

   Our certificate of incorporation authorizes us to issue 25,000,000 shares of common stock, of which 19,005,032 shares would be outstanding after giving effect to this offering and the other transactions described in this prospectus. In addition, as of September 15, 2000, we had outstanding the following additional securities:

  . warrants to purchase 3,387,978 shares of common stock at a weighted average exercise price of $1.05 per share;

  . options to purchase 791,813 shares of our common stock at a weighted average exercise price of $4.35 per share, of which 49,063 are vested with the remainder subject to a three-year vesting schedule from their date of grant; and

  . an additional 285,937 shares of common stock reserved for issuance upon exercise of options that may be granted in the future under our benefit plans.

   The shares issuable upon the exercise of outstanding options will become immediately available for resale in the public market. We, along with our officers and directors have agreed to not offer, sell, grant any option (except pursuant to stock option plans) to purchase or otherwise dispose of a total of 4,990,171 shares beneficially held by any of us during the 180 days following the sale of the shares in the offering without the prior consent of Jefferies & Company, Inc. Pursuant to SEC short-swing trading rules, H&Q Guaranty is restricted from selling its directly-owned shares of our common stock prior to February 2001. Sales of substantial numbers of these shares in the public market could adversely affect the market price of our common stock.

You will experience immediate and substantial dilution in our book value per share.

   The public offering price of our common stock may be substantially higher than the net tangible book value per share of our outstanding common stock will be immediately after this offering. Net tangible book value per share represents the amount of total tangible assets less total liabilities, divided by the number of shares outstanding. If you purchase our common stock in this offering, you will incur immediate dilution of approximately $3.01 in the net tangible book value per share of common stock from the price you pay for our common stock in this offering.

There is limited trading volume in our common stock.

   Although our common stock is listed on the New York Stock Exchange, the public market for our common stock has been relatively small. Stocks with small markets and limited liquidity may experience fluctuations in their prices due to imbalances between orders to buy and orders to sell the stock. There can be no assurance as to when a more active public market for our common stock will develop, if at all. Because of the lack of a more active market for our common stock, you may not be able to sell your shares at or above the offering price.

Volatility in our stock price could adversely affect the value of your investment.

   Factors such as announcements of exploration success by us or our competitors, as well as market conditions generally or in the oil and gas industry, or changes in earnings estimates by securities analysts may cause the market price of our common stock to fluctuate significantly. In addition, the stock market in recent years has experienced significant price and volume fluctuations which have particularly affected the market prices of equity securities of many oil and gas exploration companies and which often have been unrelated to the operating performance of such companies. These market fluctuations may adversely affect the price of our common stock.

Our success depends on our chief executive officer and other key executive officers, the loss of whom could disrupt our business operations.

   We depend to a large extent on the efforts and continued employment of our President and Chief Executive Officer, Walter G. Goodrich, and our other executive officers. If Mr. Goodrich or these other executive officers resigns or becomes unable to continue in his present role and if such person is not adequately replaced, our business operations could be materially adversely affected. Please read "Management" for information regarding Mr. Goodrich and other key members of our management team.

We are subject to many environmental and safety regulations that may result in unanticipated costs or liabilities.

   Exploration for and development, production and sale of oil and natural gas in the U.S. are subject to extensive and complex federal, state and local laws and regulations, including environmental laws and regulations. We may be required to make large expenditures to comply with environmental and other governmental regulations. Matters subject to regulation include:

  .  discharge permits for drilling operations;

  .  drilling bonds for plugging and abandoning wells;

  .  reports concerning operations; and

  .  taxation.

   Under these laws and regulations, we could be liable for personal injuries, property damage, oil spills, discharge of hazardous substances, remediation and clean-up costs and other environmental damages. We do not believe that full insurance coverage for all potential environmental damages is available at a reasonable cost, and we do not have such coverage. Failure to comply with these laws and regulations also may result in the suspension or termination of our operations and subject us to administrative, civil and criminal penalties. Moreover, these laws and regulations could change in ways that substantially increase our costs. For example, Congress or the U.S. Minerals Management Service could decide to limit exploratory drilling or natural gas production. Accordingly, any of these liabilities, penalties, suspensions, terminations or regulatory changes could materially adversely affect our business, financial condition, results of operations or cash flows.

   The U.S. Environmental Protection Agency has identified us as a potentially responsible party for the cost of clean-up of hazardous substances at an oil field waste disposal site in Vermilion Parish, Louisiana. We estimate that the remaining cost of long-term clean-up of the site will be approximately $3.5 million, with our percentage of responsibility estimated to be approximately 3.05%, which equates to an individual cost of about $107,000. As of June 30, 2000, we had paid $321,000 in costs related to this matter and accrued $122,500 for the remaining liability. These costs have not been discounted to their present value. The U.S. Environmental Protection Agency and the potentially responsible parties, including us, will continue to evaluate the site and may revise estimates for the long-term clean-up of the site.

   We cannot be certain that the cost of clean-up and our percentage of responsibility will not be higher than currently estimated. In addition, under federal environmental laws, the liability costs for the clean-up of the site is joint and several among all potentially responsible parties. Therefore, the ultimate cost of the clean-up to us could be significantly higher than the amount presently estimated or accrued for this liability.

Oil and natural gas prices are volatile. Low prices could have a material adverse effect on our business.

   Our revenues, profitability and future growth depend substantially on prevailing prices for oil and natural gas.

   Historically, prices for oil and natural gas have been volatile. For example, oil and natural gas prices declined significantly in 1998 and, for an extended period of time, remained substantially below prices obtained in previous years. Among the factors that can cause this fluctuation are:

  .  level of consumer product demand;

  .  weather conditions;

  .  domestic and foreign governmental regulations;

  .  price and availability of alternative fuels;

  .  political conditions in oil and natural gas producing regions;

  .  domestic and foreign supply of oil and natural gas;

  .  price of foreign imports; and

  .  overall economic conditions.

   Prices for oil and natural gas affect the amount of cash flow available for capital expenditures and our ability to borrow and raise additional capital. The amount we can borrow under our bank credit facility is subject to periodic redetermination based in part on changing expectations of future prices. Lower prices may also reduce the amount of oil and natural gas that we can economically produce. Any substantial and extended decline in the price of oil or natural gas would have a material adverse effect on the carrying value of our proved reserves, our borrowing capacity, our ability to obtain additional capacity, and our business, financial condition, results of operations or cash flows.

Our reserve estimates may prove to be inaccurate. Any material inaccuracies in these reserve estimates or underlying assumptions will materially affect the quantities and present value of our estimated reserves.

   The process of estimating oil and natural gas reserves is complex and involves numerous uncertainties. Reservoir engineering is a subjective process of estimating underground accumulations of oil and natural gas that cannot be measured in an exact manner. It requires interpretations of available technical data and various assumptions, including assumptions relating to economic and other factors beyond our control. Any significant inaccuracies in these interpretations or assumptions could materially affect the estimated quantities and present value of reserves shown in this prospectus. See "Business and Properties--Oil and Natural Gas Operations and Properties."

   In order to prepare these estimates we project production rates and timing of development expenditures. We also analyze available geological, geophysical, production and engineering data. The extent, quality and reliability of this data can vary. The process also requires economic assumptions such as oil and natural gas prices, drilling and operating expenses, capital expenditures, taxes and availability of funds. Therefore, estimates of oil and natural gas reserves are inherently imprecise.

   Actual future production, oil and natural gas prices, revenues, taxes, development expenditures, operating expenses and quantities of recoverable oil and natural gas reserves most likely will vary from our estimates. Any significant variance could materially affect the estimated quantities and present value of reserves shown in this prospectus. In addition, we may adjust estimates of proved reserves to reflect production history, results of exploration and development, availability of rigs and other equipment, prevailing oil and natural gas prices and other factors, many of which are beyond our control. At January 1, 2000, 34% of our proved reserves, on a pro forma basis, were proved undeveloped. Most of our reserves are calculated using volumetric analysis, and these estimates could be viewed as more subjective. Any such inaccuracies could have a material adverse effect on our business, financial condition, cash flows or results of operations.

   You should not assume that the present value of future net cash flows from our proved reserves referred to in this prospectus is the current market value of our estimated oil and natural gas reserves. In accordance with SEC requirements, we generally base the estimated discounted future net cash flows from our proved reserves on prices and costs on the date of the estimate. Actual future prices and costs may differ materially from those used in the present value estimate.

Exploration is a high-risk activity, and the 3-D seismic data and other advanced technologies we use cannot eliminate exploration risk and require experienced technical personnel whom we may be unable to attract or retain.

   Our future success will depend on the success of our drilling program. Exploitation and exploration activities involve numerous risks, including the risk that no commercially productive oil and natural gas reservoirs will be discovered. In addition, we often are uncertain as to the future cost or timing of drilling, completing and producing wells. Furthermore, our drilling operations may be curtailed, delayed or canceled as a result of the additional exploration, time and expenses associated with a variety of factors, including:

  .  unexpected drilling conditions;

  .  pressure or irregularities in formations;

  .  equipment failures or accidents;

  .  adverse weather conditions;

  .  compliance with governmental requirements; and

  . shortages or delays in the availability of drilling rigs and the delivery of equipment.

   Even when used and properly interpreted, 3-D seismic data and visualization techniques only assist geoscientists in identifying subsurface structures and hydrocarbon indicators. They do no allow the interpreter to know conclusively if hydrocarbons are present or economically producible. We could incur losses as a result of these expenditures. Poor results from our exploitation and exploration activities could have a material adverse effect on our business, financial condition, cash flows or results of operations.

   Our drilling success will depend, in part, on our ability to attract and retain experienced explorationists and other professional personnel. Competition for explorationists and engineers with experience is intense. If we cannot retain our current personnel or attract additional experienced personnel, our ability to compete could be adversely affected.

The failure to replace our reserves would adversely affect our production and cash flows.

   Our future oil and natural gas production depends on our success in finding or acquiring additional reserves that are economically recoverable. If we fail to replace reserves, our level of production and cash flows will be adversely impacted. In general, production from oil and natural gas properties declines as reserves are depleted, with the rate of decline depending on reservoir characteristics. Our total proved reserves decline as reserves are produced unless we conduct other successful exploration and development activities or acquire properties containing proved reserves, or both. Our ability to make the necessary capital investment to maintain or expand our asset base of oil and natural gas reserves would be impaired to the extent cash flow from operations is reduced and external sources of capital become limited or unavailable. We may not be successful in exploring for, developing or acquiring additional reserves. If we are not successful, our future production and revenues will be materially adversely affected.

The oil and natural gas business involves many operating risks that can cause substantial losses.

   Our operations are subject to risks inherent in the oil and natural gas business, including:

  .  fires;

  .  explosions;

  .  blow-outs and surface cratering;

  . uncontrollable flows of oil, underground natural gas and formation water;

  .  natural disasters;

  .  pipe or cement failures;

  .  casing collapses;

  .  embedded oil field drilling and service tools;

  .  abnormally pressured formations; and

  . environmental hazards such as natural gas leaks, oil spills, pipeline ruptures and discharges of toxic natural gases.

   If any of these events occur, we could incur substantial losses as a result of:

  .  injury or loss of life;

  . severe damage to and destruction of property, natural resources and equipment;

  .  pollution and other environmental damage;

  .  clean-up responsibilities;

  .  regulatory investigation and penalties;

  .  suspension of our operations; and

  .  repairs to resume operations.

   If we experience any of these problems, it could affect well bores, platforms, gathering systems and processing facilities, which could adversely affect our ability to conduct operations and have a material adverse effect on our business, financial condition, results of operations or cash flows.

   We do not carry business interruption insurance. For some risks, we may not obtain insurance if we believe the cost of available insurance is excessive relative to the risks presented. In addition, pollution and environmental risks generally are not fully insurable. If a significant accident or other event occurs and is not fully covered by insurance, it could have a material adverse effect on our business, financial condition, results of operations or cash flows.

Our industry is highly competitive.

   We operate in a highly competitive environment. We compete with major and independent oil and natural gas companies for the acquisition of desirable oil and natural gas properties, as well as for the equipment and labor required to develop and operate such properties. Many of these competitors have financial, technical and other resources substantially greater than ours. The availability of a ready market for our oil and natural gas production will depend in part on the following:

  .  cost and availability of alternative fuels;

  .  level of consumer demand;

  .  extent of domestic production of oil and natural gas;

  .  extent of importation of foreign oil and natural gas;

  .  cost of and proximity to pipelines and other transportation facilities;

  .  regulations by state and federal authorities; and

  .  cost of complying with applicable environmental regulations.

                           FORWARD-LOOKING STATEMENTS

   This prospectus contains forward-looking statements. All statements other than statements of historical facts contained in this prospectus, including statements regarding our future financial position, business strategy, budgets, projected costs and plans and objectives of management for future operations, are forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "expects," "plans," "anticipates," "believes," "estimates," "predicts," "potential," or "continue" or the negative of such terms or other comparable terminology. There are many factors that could cause these forward-looking statements to be incorrect, including the risks described under "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations." Risks, uncertainties and assumptions that could cause actual results to differ materially from the expectations reflected in the forward-looking statements include:

  .  drilling of wells;

  .  timing and amount of future production of oil and natural gas;

  .  operating costs and other expenses;

  .  cash flow and anticipated liquidity;

  .  the risks associated with exploration;

  . our ability to find, acquire, market, develop and produce new properties;

  .  oil and natural gas price volatility;

  . the outcome of our dispute with Stone regarding our Lafitte field interest;

  . uncertainties in the estimation of proved reserves and in the projection of future rates of production and timing of development expenditures;

  .  operating hazards attendant to the oil and natural gas business;

  . downhole drilling and completion risks that are generally not recoverable from third parties or insurance;

  .  potential mechanical failure or under-performance of significant wells;

  .  climatic conditions;

  .  availability and cost of material and equipment;

  .  delays in anticipated start-up dates;

  .  actions or inactions of third-party operators of our properties;

  .  our ability to find and retain skilled personnel;

  .  availability of capital;

  .  the strength and financial resources of our competitors;

  .  regulatory developments;

  .  environmental risks; and

  .  general economic conditions.

   When you consider these forward-looking statements, you should keep in mind these risk factors and the other cautionary statements in this prospectus. Although we believe our expectations reflected in these forward-looking statements are based on reasonable assumptions, we cannot assure you that these expectations will prove to have been correct. We make no commitment to revise or update any forward-looking statements in order to reflect events or circumstances after the date any such statement is made.

                                USE OF PROCEEDS

   We expect our net proceeds from the sale of all of the common stock offered in this offering to be approximately $23.5 million ($27.2 million if the underwriters' over-allotment option is exercised in full), after deducting the underwriting discounts and commissions. We intend to use the proceeds from this offering to repay a substantial portion of our borrowings under our bank credit facility with Compass Bank. We intend to invest cash flow from operations and reborrow funds under our bank credit facility as we accelerate our capital expenditures for development and exploitation activities in south Louisiana, with a particular focus on our Burrwood, West Delta and Lafitte fields. The interest rate on principal outstanding under our amended bank credit facility will be the Compass Bank prime rate.

                          PRICE RANGE OF COMMON STOCK

   Our common stock is traded on the New York Stock Exchange under the symbol GDP. At September 15, 2000, there were 12,315,522 shares of our common stock outstanding. The following table sets forth the range of the high and low closing sale prices by quarter as reported during 1998, 1999 and 2000.

                                                                    High   Low
                                                                    ----- -----
1998:
  First Quarter.................................................... $8.00 $5.06
  Second Quarter...................................................  7.19  5.25
  Third Quarter....................................................  5.63  2.25
  Fourth Quarter...................................................  3.00  1.13

1999:
  First Quarter.................................................... $1.50 $0.69
  Second Quarter...................................................  1.88  0.94
  Third Quarter....................................................  2.69  0.94
  Fourth Quarter...................................................  3.06  2.19

2000:
  First Quarter.................................................... $6.25 $2.63
  Second Quarter...................................................  5.56  4.25
  Third Quarter (through September 28, 2000).......................  6.25  4.50

   The prices in the table above have been adjusted to give retroactive effect to our one-for-eight reverse stock split in March 1998.

   On September 28, 2000, the last reported sale price for our common stock on the NYSE was $5.63 per share. At September 15, 2000, the number of holders of record of our common stock without determination of the number of individual participants in a security position was 1,209.

                                DIVIDEND POLICY

   We have not paid a cash dividend on our common stock since our formation. We do not anticipate paying any cash dividends on our common stock because we intend to retain our cash flow to finance the expansion of our business and for general corporate purposes. Additionally, our current bank credit facility prohibits us from paying cash dividends on our common stock and limits our ability to pay dividends on our preferred stock. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources--Bank Credit Facility" for a discussion of our bank credit facility. Any future determination with respect to the payment of dividends will be subject to the terms and conditions of our bank credit facility and be at the discretion of our board of directors who will have the authority to declare and pay dividends on the common stock and on the preferred stock, as long as there are funds legally available to do so.

   On March 23, 1999, we announced that we had suspended payment of our regular quarterly cash dividend on both classes of our convertible preferred stock. This measure was precipitated by a drop in commodity prices and was taken to conserve cash for corporate and operating purposes. On September 14, 2000, we announced our reinstatement of the cash dividends on both our Series A and Series B preferred stock. We paid approximately $1.8 million of dividend arrearages and approximately $300,000 of regular quarterly dividends on these series of preferred stock on September 29, 2000. These payments brought us current on our dividend payments on each of these series.

                                 CAPITALIZATION

   The following table illustrates our actual, pro forma and pro forma as adjusted cash position and capitalization as of June 30, 2000. As shown in the table below, the pro forma presentation reflects the conversion of our subsidiaries' notes in August 2000, the payment of dividend arrearages on our preferred stock, our most recent private placement and the exchange of our Series B preferred stock, as if they had occurred on June 30, 2000. The pro forma as adjusted presentation reflects this offering and the application of the estimated proceeds therefrom, the conversion of our subsidiaries' notes in August 2000, the payment of dividend arrearages on our preferred stock, our most recent private placement and the exchange of our Series B preferred stock, as if they had occurred on June 30, 2000. This table should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the financial statements and accompanying notes included in this prospectus. Information in this prospectus reflects our one-or-eight reverse stock split that became effective on March 12, 1998.

                                                        June 30, 2000
                                                -------------------------------
                                                            Pro      Pro Forma
                                                 Actual    Forma    As Adjusted
                                                --------  --------  -----------
                                                       (in thousands)
Cash and cash equivalents...................... $  4,952  $  7,829   $  7,829
                                                ========  ========   ========
Long-term debt, including current maturities:
  Credit facility.............................. $ 25,165  $ 25,165   $  1,619
  Goodrich-Lafitte notes.......................    5,074        --         --
  Goodrich-Louisiana notes.....................    5,074        --         --
                                                --------  --------   --------
    Total long-term debt, including current
     maturities................................   35,313    25,165      1,619
Stockholders' equity:
  Preferred stock, $1.00 par value per share,
   10,000,000 shares:
  Series A convertible preferred stock; issued
   and outstanding 796,318 shares (liquidation
   preference of $10.00 per share, aggregating
   to $7,963,180)..............................      796       796        796
  Series B convertible preferred stock; issued
   and outstanding 662,700 shares (liquidation
   preference $10.00 per share, aggregating to
   $6,627,000).................................      663       663         --
  Common stock, $0.20 par value per share,
   25,000,000 shares authorized, 8,985,789
   actual shares issued and outstanding,
   13,315,522 pro forma shares and 19,005,032
   pro forma as adjusted shares (1)............    1,797     2,656      3,794
  Additional paid-in capital...................   25,116    39,804     62,875
  Accumulated deficit..........................  (12,631)  (15,479)   (15,479)
                                                --------  --------   --------
    Total stockholders' equity.................   15,741    28,440     51,986
                                                --------  --------   --------
      Total capitalization..................... $ 51,054  $ 53,605   $ 53,605
                                                ========  ========   ========

--------
(1) The number of shares of common stock to be outstanding after this offering assumes 4,500,000 shares of common stock offered but does not include:

  .  2,779,980, 290,000, 277,998 and 40,000 shares that may be issuable upon exercise of outstanding common stock purchase warrants at an exercise price of $1.00, $0.93, $1.50 and $2.00 per share, respectively;

  . 331,826 shares that may be issuable upon conversion of outstanding Series A preferred stock at a conversion price of $23.91 per share;

  . 791,813 shares that may be issued upon exercise of stock options outstanding as of September 15, 2000, at a weighted average exercise price of $4.35 per share; and

  . 285,937 shares reserved for issuance upon exercise of options that may be granted in the future under our stock plans.

                                    DILUTION

   The net tangible book value of our common stock as of September 15, 2000 was $28.4 million or approximately $1.96 per share. Net tangible book value per share represents the amount of our stockholders' equity less intangible assets, divided by 14,505,032 shares of outstanding common stock (which includes our most recent private placement and the exchange of our Series B preferred stock which we expect will occur concurrently with this offering).

   Net tangible book value dilution per share to new investors represents the difference between the amount per share paid by purchasers of common stock in this offering and the pro forma net tangible book value per share of common stock immediately after completion of this offering. Following:

  . our sale of 4,500,000 shares of common stock in this offering at an initial public offering price of $5.75 per share, and after deducting:

  .  the estimated underwriting discounts and commissions;

  .  the estimated offering expenses; and

  .  the application of the estimated net proceeds from this offering,

our pro forma net tangible book value as of September 15, 2000 would have been $52.0 million, or $2.74 per share. This represents an immediate increase in net tangible book value of $0.78 per share to existing stockholders and an immediate dilution in net tangible book value of $3.01 per share to purchasers of common stock in this offering. The following table illustrates the per share dilution:

   Assumed initial public offering price per share.................. $5.75
     Net tangible book value per share as of September 15,
      2000.................................................... $1.96
     Increase per share attributable to new investors.........  0.78
                                                               -----
   Net tangible book value per share after this offering............  2.74
                                                                     -----
   Dilution per share to new investors.............................. $3.01
                                                                     =====

   The following table illustrates on a pro forma basis as of September 15, 2000 the difference between the number of shares of common stock purchased from us, the total consideration paid to us and the average price paid by existing stockholders and by the new investors purchasing shares of common stock in this offering, before deduction of estimated discounts and commissions and estimated offering expenses payable by us:

                             Shares Purchased  Total Consideration
                            ------------------ ------------------- Average Price
                              Number   Percent   Amount    Percent   Per Share
                            ---------- ------- ----------- ------- -------------
Existing stockholders...... 14,505,032    76%  $28,439,087    55%      $1.96
New stockholders...........  4,500,000    24    23,546,000    45        5.23
                            ----------   ---   -----------   ---
  Total.................... 19,005,032   100%  $51,985,087   100%
                            ==========   ===   ===========   ===

   The foregoing table excludes:

  . options to purchase 791,813 shares of common stock granted through September 15, 2000 at a weighted average exercise price of $4.35 per share; if all outstanding options were exercised, dilution to new investors would equal $2.95 per share;

  . 285,937 shares of common stock reserved for issuance as of September 15, 2000 upon exercise of options that may be granted in the future under our stock plans; and

  . warrants to purchase 3,387,798 shares of common stock issued through September 15, 2000 at a weighted average exercise price of $1.05 per share; if all outstanding warrants were exercised dilution to new investors would equal $3.39 per share.

                      SELECTED CONSOLIDATED FINANCIAL DATA

                     (in thousands, except per share data)

   The consolidated financial data set forth below for the five years ended December 31, 1995, 1996, 1997, 1998 and 1999 are derived from our financial statements, which have been audited by KPMG LLP, and the financial statements for the six months ended June 30, 1999 and 2000 have been derived from our unaudited financial statements. These unaudited financial statements have been prepared on substantially the same bases as the audited financial statements. You should read the following data in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements included in this prospectus. Information in this prospectus reflects our one-for-eight reverse stock split that became effective on March 12, 1998.

                                                                          Six Months
                                  Year Ended December 31,               Ended June 30,
                         ---------------------------------------------  ----------------
                           1995     1996     1997      1998     1999     1999     2000
                         --------  -------  -------  --------  -------  -------  -------
Statement of Operations
 Data:
Revenues................ $  6,174  $ 9,769  $12,901  $ 10,592  $14,020  $ 5,771  $11,352
                         --------  -------  -------  --------  -------  -------  -------
Expenses:
 Lease operating
  expenses and
  production taxes......    1,030    1,615    2,316     2,822    3,591    1,368    3,045
 Depreciation,
  depletion and
  amortization..........    1,786    3,788    4,863     4,094    4,744    2,467    2,568
 Exploration............      193    1,149    3,206     6,010    1,656      822      726
 Impairment of oil and
  natural gas
  properties............      157       --      550     1,076      465       --       --
 Interest...............    1,132      828    1,416     1,910    2,811    1,082    2,392
 General and
  administrative........      739    2,095    2,627     2,399    1,990    1,125    1,197
 Preferred dividend
  requirements of a
  subsidiary (1)........       --       --       --        --       73       --       38
                         --------  -------  -------  --------  -------  -------  -------
   Total costs and
    expenses............    5,037    9,475   14,978    18,311   15,330    6,864    9,966
                         --------  -------  -------  --------  -------  -------  -------
 Gain (loss) on sale of
  assets................       --       88      688         4     (519)    (519)     274
                         --------  -------  -------  --------  -------  -------  -------
Income (loss) before
 income taxes (2).......    1,137      382   (1,389)   (7,715)  (1,829)  (1,612)   1,660
 Income tax provision...       --       --       --        --       --       --       --
 Extraordinary item--
  early extinguishment
  of debt...............      483       --       --        --       --       --       --
                         --------  -------  -------  --------  -------  -------  -------
Net income (loss)....... $    654  $   382  $(1,389) $ (7,715) $(1,829) $(1,612) $ 1,660
                         --------  -------  -------  --------  -------  -------  -------
Preferred stock
 dividends (1999 and
 2000 amounts in
 arrears)...............      255      645    1,205     1,256    1,249      628      604
                         --------  -------  -------  --------  -------  -------  -------
Net income (loss)
 applicable to common
 stock.................. $    399  $  (263) $(2,594) $ (8,971) $(3,078) $(2,240) $ 1,056
                         ========  =======  =======  ========  =======  =======  =======
Basic income (loss) per
 common share (2).......           $ (0.05) $ (0.50) $  (1.71) $ (0.58) $ (0.43) $  0.13
                                   =======  =======  ========  =======  =======  =======
Diluted income (loss)
 per common share (2)...           $ (0.05) $ (0.50) $  (1.71) $ (0.58) $ (0.43) $  0.10
                                   =======  =======  ========  =======  =======  =======
Average common shares
 outstanding--basic
 (2)....................    3,465    5,226    5,229     5,243    5,288    5,255    7,973
                         ========  =======  =======  ========  =======  =======  =======
Average common shares
 outstanding--diluted
 (2)(3).................    3,465    5,226    5,229     5,243    5,288    5,255   11,112
                         ========  =======  =======  ========  =======  =======  =======
Other Data:
Adjusted EBITDA (4)..... $  4,405  $ 6,058  $ 7,958  $  5,371  $ 8,366  $ 3,278  $ 7,072
Net cash provided by
 (used in) operating
 activities.............    3,579    4,373    6,633     4,517    1,065    1,836    3,349
Net cash provided by
 (used in) investing
 activities.............    8,877   (4,163)  (6,007)  (14,959)  (6,407)  (1,286)  (5,798)
Net cash provided by
 (used in) financing
 activities.............  (12,553)    (479)    (177)    9,744   11,176     (600)   1,473
Capital expenditures
 (5)....................      650    4,226    9,941    15,008    6,657    1,526    6,224

                                          At December 31,                At
                              --------------------------------------- June 30,
                               1995    1996    1997    1998    1999     2000
                              ------- ------- ------- ------- ------- --------
Balance Sheet Data:
Cash and cash equivalents.... $   613 $   345 $   793 $    96 $ 5,929 $ 4,952
Net property and equipment
 (successful efforts
 method)(6)..................  14,146  14,318  32,466  39,796  46,048  49,031
Total assets.................  22,383  22,399  37,538  44,037  56,259  61,862
Current portion of long-term
 debt........................      --      --      --  29,500   3,600   3,600
Long-term debt(7)............   9,750  10,000  18,500      --  33,353  31,713
Total stockholder's equity...   9,663   9,135  14,333   4,959   6,411  15,741

--------
(1) On February 17, 2000, all of the holders of the preferred stock of our subsidiary converted their preferred units into approximately 1,550,000 shares of our common stock.
(2) We did not include a provision for income taxes in the consolidated statements of operations for the period from January 1, 1995 through August 14, 1995 for the operations of La/Cal Energy Partners, one of our predecessor companies, due to La/Cal being a partnership and income taxes were the responsibility of the individual partners of La/Cal. Certain unaudited pro forma information relating to the Company's results of operations in 1995 had La/Cal been a corporation, follows:

                                                                         1995
                                                                        ------
   Pro forma information (unaudited):
    Income before extraordinary item and income taxes.................  $1,137
    Pro forma income taxes............................................     403
                                                                        ------
                                                                           734
    Extraordinary item--early extinguishment of debt..................    (483)
                                                                        ------
    Pro forma net income..............................................     251
    Preferred stock dividends.........................................    (255)
                                                                        ------
    Pro forma earnings available to common stock......................  $   (4)
                                                                        ======
   Pro forma income before extraordinary item per average common share.............................................................  $ 0.14
                                                                        ======
   Pro forma extraordinary item per average common share..............  $(0.14)
                                                                        ======
   Pro forma basic and diluted earnings (loss) per average common
    share.............................................................      --
   Pro forma average common shares outstanding........................   3,465
                                                                        ======

(3) The 2000 period reflects approximately 3,138,843 shares of our common stock issuable pursuant to dilutive stock warrants and dilutive stock options.
(4) Adjusted EBITDA means earnings before interest, income taxes, depreciation, depletion and amortization, impairment of oil and natural gas properties, gains or losses on sales of assets, preferred dividend requirements of a subsidiary and exploration expense. Adjusted EBITDA is not a calculation based on generally accepted accounting principles. Adjusted EBITDA should not be considered as an alternative to net income as an indicator of our operating performance, or as an alternative to cash flow as a better measure of liquidity. Adjusted EBITDA measures presented herein may not be comparable to other similarly titled measures reported by other companies.
(5) We include our acquisitions of oil and natural gas properties within this classification.
(6) Net of depreciation, depletion and amortization associated with such property and equipment.
(7) We restructured the debt under our bank credit facility during 1999 to allow reclassification from current to long-term. This item also includes $12,000,000 of convertible notes issued by two of our four subsidiaries during 1999.

                      PRO FORMA AS ADJUSTED FINANCIAL DATA

                     (in thousands, except per share data)

   The following unaudited condensed pro forma as adjusted financial information consists of our unaudited condensed pro forma as adjusted consolidated statement of operations for the year ended December 31, 1999 and the six months ended June 30, 2000, and our unaudited condensed pro forma as adjusted consolidated balance sheet as of June 30, 2000. You should read the following data in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements included elsewhere in this prospectus. The unaudited pro forma as adjusted information illustrates the adjustments previously described and the impact of this offering and the application of the estimated proceeds therefrom. The pro forma information illustrates the impact of the conversion of our subsidiaries' notes in August 2000, the payment of dividend arrearages on our preferred stock, our most recent private placement and the exchange of our Series B preferred stock, each of which is to occur prior to, or simultaneously with, the offering. These adjustments are reflected as if these transactions were consummated as of January 1, 1999 for purposes of the statement of operations data and as of June 30, 2000 for purposes of the balance sheet data. The pro forma results of operations are not necessarily indicative of the results that would have occurred had the transactions been consummated as of the beginning of the periods presented.

Unaudited Condensed Pro Forma As Adjusted Consolidated Statement of Operations

                              Year Ended December 31, 1999
                   -------------------------------------------------------
                                                     Pro Forma      Pro
                               Pro Forma     Pro    As Adjusted   Forma As
                   Historical Adjustments   Forma   Adjustments   Adjusted
                   ---------- -----------  -------  -----------   --------
Revenues.........   $14,020                $14,020                $14,020
Expenses:
 Lease operating
  expenses and
  production
  taxes..........     3,591                  3,591                  3,591
 Depreciation,
  depletion and
  amortization...     4,744                  4,744                  4,744
 Exploration.....     1,656                  1,656                  1,656
 Impairment of
  oil and natural
  gas
  properties.....       465                    465                    465
 Interest
  expense........     2,811      $(503)(3)   2,308    $(1,873)(5)     435
 General and
  administrative..    1,990                  1,990                  1,990
 Preferred
  dividend
  requirements of
  a subsidiary...        73                     73                     73
                    -------                -------                -------
 Total costs and
  expenses.......    15,330                 14,827                 12,954
                    -------                -------                -------
 Gain/(Loss) on
  sale of
  assets.........      (519)                  (519)                  (519)
                    -------                -------                -------
Income (loss)
 before income
 taxes...........    (1,829)                (1,326)                   547
 Income tax
  provision (1)..        --                     --                     --
                    -------                -------                -------
Net income
 (loss)..........   $(1,829)               $(1,326)               $   547
                    -------                -------                -------
Preferred stock
 dividends
 (amounts in
 arrears)........     1,249       (612)(4)     637                    637
                    -------                -------                -------
Net income (loss)
 applicable to
 common stock....   $(3,078)               $(1,963)               $   (90)
                    =======                =======                =======
Basic income
 (loss) per
 common share....   $ (0.58)                                      $ (0.01)
                    =======                                       =======
Diluted income
 (loss) per
 common share....   $ (0.58)                                      $ (0.01)
                    =======                                       =======
Average common
 shares
 outstanding--
 basic (2).......     5,288                                        15,273
                    =======                                       =======
Average common
 shares
 outstanding--
 diluted (2).....     5,288                                        15,273
                    =======                                       =======
                       Six Months Ended June 30, 2000 (unaudited)
                   -------------------------------------------------------
                                                                    Pro
                                                     Pro Forma     Forma
                               Pro Forma      Pro   As Adjusted      As
                   Historical Adjustments    Forma  Adjustments   Adjusted
                   ---------- ------------- ------- ------------- --------
Revenues.........   $11,352                 $11,352               $11,352
Expenses:
 Lease operating
  expenses and
  production
  taxes..........     3,045                   3,045                 3,045
 Depreciation,
  depletion and
  amortization...     2,568                   2,568                 2,568
 Exploration.....       726                     726                   726
 Impairment of
  oil and natural
  gas
  properties.....        --                      --                    --
 Interest
  expense........     2,392     $(1,009)(3)   1,383   $(1,246)(5)     137
 General and
  administrative..    1,197                   1,197                 1,197
 Preferred
  dividend
  requirements of
  a subsidiary...        38                      38                    38
                   ----------               -------               --------
 Total costs and
  expenses.......     9,966                   8,957                 7,711
                   ----------               -------               --------
 Gain/(Loss) on
  sale of
  assets.........       274                     274                   274
                   ----------               -------               --------
Income (loss)
 before income
 taxes...........     1,660                   2,669                 3,915
 Income tax
  provision (1)..        --                      --                    --
                   ----------               -------               --------
Net income
 (loss)..........   $ 1,660                 $ 2,669               $ 3,915
                   ----------               -------               --------
Preferred stock
 dividends
 (amounts in
 arrears)........       604        (285)(4)     319                   319
                   ----------               -------               --------
Net income (loss)
 applicable to
 common stock....   $ 1,056                 $ 2,350               $ 3,596
                   ==========               =======               ========
Basic income
 (loss) per
 common share....   $  0.13                                       $  0.20
                   ==========                                     ========
Diluted income
 (loss) per
 common share....   $  0.10                                       $  0.17
                   ==========                                     ========
Average common
 shares
 outstanding--
 basic (2).......     7,973                                        17,958
                   ==========                                     ========
Average common
 shares
 outstanding--
 diluted (2).....    11,112                                        21,097
                   ==========                                     ========

                    (notes to pro forma adjustments are on the following page)

Unaudited Condensed Pro Forma As Adjusted Consolidated Balance Sheet as of June 30, 2000

                                               As of June 30, 2000
                              ------------------------------------------------------------
                                                                   Pro Forma     Pro Forma
                                          Pro Forma       Pro     As Adjusted       As
                              Historical Adjustments     Forma    Adjustments    Adjusted
                              ---------- -----------    --------  -----------    ---------
           ASSETS
Current assets..............              $  4,650 (6)             $ 23,546 (8)
  Cash and cash
   equivalents..............   $  4,952     (1,773)(7)  $  7,829    (23,546)(5)  $  7,829
  Accounts receivable.......
    Trade and other.........        809                      809                      809
    Accrued oil and gas
     revenue................      4,299                    4,299                    4,299
  Prepaid insurance and
   other....................         25                       25                       25
                               --------                 --------                 --------
Total current assets........     10,085                   12,962                   12,962
Net property and equipment..     49,031                   49,031                   49,031
Restricted cash.............      1,320                    1,320                    1,320
Other investments and
 deferred charges...........      1,426     (1,075)(3)       351                      351
                               --------                 --------                 --------
    Total assets............   $ 61,862                 $ 63,664                 $ 63,664
                               ========                 ========                 ========

LIABILITIES AND STOCKHOLDERS
           EQUITY
Current liabilities
  Current portion of long-
   term debt................   $  3,600                 $  3,600     (3,600)(5)  $     --
  Accounts payable..........      2,994                    2,994                    2,994
  Accrued liabilities.......      1,677                    1,677                    1,677
  Current portion other
   noncurrent liabilities...        822                      822                      822
                               --------                 --------                 --------
    Total current
     liabilities............      9,093                    9,093                    5,493
Long-term debt..............     31,713    (10,148)(3)    21,565    (19,946)(5)     1,619
Other non-current
 liabilities................      5,315       (749)(3)     4,566                    4,566
Stockholders' equity:
  Preferred stock Series A..        796                      796                      796
  Preferred stock Series B..        663                      663       (663)(4)        --
                                               200 (6)
  Common stock..............      1,797        659 (3)     2,656        900 (8)     3,794
                                                                        238 (4)
  Additional paid-in
   capital..................     25,116     10,238 (3)    39,804     22,646 (8)    62,875
                                             4,450 (6)                  425 (4)
                                            (1,075)(3)
  Accumulated deficit.......    (12,631)    (1,773)(7)   (15,479)                 (15,479)
                               --------                 --------                 --------

  Total stockholders'
   equity...................     15,741                   28,440                   51,986
                               --------                 --------                 --------
    Total liabilities and
     stockholders' equity...   $ 61,862                 $ 63,664                 $ 63,664
                               ========                 ========                 ========

--------
(1) We have not reflected any provision for income taxes due to the generation of net operating loss carry forwards or the use of available net operating loss carry forwards to offset taxable income. Valuation allowances have been established for the net operating loss carry forwards based on the evidence considered in the assessment of the likelihood of utilizing the net operating loss carry forwards.
(2) We computed pro forma basic net income (loss) per common share by dividing pro forma income applicable to common stock by the pro forma weighted average shares of common stock outstanding of 15,273,168 for the year ended December 31, 1999 and 17,958,005 for the six months ended June 30, 2000. We did not include outstanding warrants and options considered common stock equivalents in the 1999 calculation because their effect would be antidilutive. The following table reconciles the weighted-average shares outstanding used for the computations used in the 1999 and 2000 periods:

                                                                      Six months
                                                          Year ended    ended
                                                         December 31,  June 30,
                                                             1999        2000
                                                         ------------ ----------
   Historical basic method..............................   5,288,011   7,972,848
   Private placement of 1,000,000 shares................   1,000,000   1,000,000
   Exchange of Series B preferred stock.................   1,189,510   1,189,510
   Conversion of our subsidiaries' notes................   3,295,647   3,295,647
   Offering.............................................   4,500,000   4,500,000
                                                          ----------  ----------
   Pro forma basic method...............................  15,273,168  17,958,005
   Dilutive stock warrants..............................          --   2,641,459
   Dilutive stock options...............................          --     497,384
                                                          ----------  ----------
   Diluted method.......................................  15,273,168  21,096,848
                                                          ==========  ==========

(3) Our subsidiaries' notes were converted into 3,295,647 shares of common stock on August 17, 2000, which includes 60,000 shares issued as an underwriting fee. The balance sheet adjustments reflect the elimination of the carrying amount of the notes and related accrued interest at June 30, 2000. The balance of related deferred financing costs of $1,075,000 at June 30, 2000 is eliminated with a charge to accumulated deficit. This $1,075,000 is a one-time charge related to the early retirement of our subsidiaries' notes, which will be charged to expense as an extraordinary item in connection with the conversion of the notes and is not reflected in the pro forma statement of operations. The interest adjustment on the statement of operations represents the elimination of amortization of deferred financing costs of $109,088 and $226,178, interest expense of $251,154 and $498,286, based on the aggregate principal amounts of the notes of $12.0 million at an annual interest rate of 8.0%, and amortization of discount on the notes of $142,500 and $285,000, for the 1999 and 2000 periods respectively.
(4) The balance sheet adjustment represents the conversion of the Series B preferred stock into 1,189,510 shares of common stock based on a conversion factor of 1.8 shares of common stock for each share of Series B preferred stock. The adjustment to the statement of operations represents the elimination of dividends associated with the Series B preferred stock. The conversion premium in excess of the terms per the original preferred stock issuance is valued at $2,602,880. We have not made an adjustment in the pro forma statement of operations for this one-time charge; however, we will reflect it as preferred stock dividends at the date of conversion to arrive at net income applicable to common stock.
(5) We will use the net proceeds of the offering to repay $23,546,000 of our bank credit facility. We made an adjustment to the statement of operations to reduce interest expense to reflect the repayment of our bank credit facility based on rates of 8.11% and 9.75% for the 1999 and 2000 periods, respectively.
(6) This adjustment reflects our most recent private placement of 1,000,000 shares of common stock at $5.00 per share and after payment of underwriters' fee totaling $350,000.
(7) This adjustment represents the payment of dividends on our Series A and Series B preferred stock for the period from January 1, 1999 through June 30, 2000.
(8) This adjustment represents proceeds of this offering, based on a price of $5.75 per share on 4,500,000 shares, and after payment of underwriters' fee and other costs totaling $2,329,000.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

General

   We are an independent oil and natural gas company engaged in the exploration, exploitation, development and production of oil and natural gas properties in the transition zone of south Louisiana and in north Louisiana, the Gulf Coast of Texas and East Texas.

   We were created by the combination of Patrick Petroleum Company ("Patrick") and La/Cal Energy Partners, a partnership in which we had a controlling interest ("La/Cal"), in August 1995. The combination was a reverse merger in which our current management gained control of the combined company, renamed it Goodrich Petroleum Corporation and assumed Patrick's New York Stock Exchange listing.

   We use the successful efforts method of accounting for exploration and development expenses. Costs of exploratory drilling are initially capitalized, but if proved reserves are not found, the costs are subsequently expensed. All other exploratory costs are charged to expense as incurred. Development and leasehold costs are capitalized, including the costs of unsuccessful development wells. When proved reserves are found on an undeveloped property, leasehold cost is reclassified from undeveloped leases to proved oil and natural gas properties. Significant undeveloped leases are reviewed periodically and a valuation allowance is provided for any estimated decline in value. Cost of all other undeveloped leases is amortized over the estimated average holding period of the leases.

   We have adopted Statement of Financial Accounting Standards No. 121, Accounting for the Impairment of Long-Lived Assets to be Disposed Of, in which an impairment is determined to have occurred and a loss is recognized when the difference between future cash inflows expected to be generated by an identifiable long-lived asset and cash outflows expected to be required to obtain those cash inflows is less than the carrying value of the asset. Depletion and depreciation of producing oil and natural gas properties is calculated using the unit-of-production method. Proved developed reserves are used to compute unit rates for unamortized tangible and intangible development costs, and proved reserves are used for unamortized leasehold costs. Estimated dismantlement, abandonment and site restoration costs, net of salvage value, are considered in determining depreciation and depletion provisions.

   The Securities and Exchange Commission, or SEC, has mandated that oil and natural gas exploration companies quantify their assets by using SEC methodology, which discounts the present [pre-tax] value of the oil and natural gas assets at 10% and utilizes constant oil and natural gas prices based on the prices received at year end. Because we utilize the more conservative "successful efforts" method of accounting, we believe that a more appropriate valuation of our oil and natural gas assets is found in the SEC values as compared to our net book values.

Results of Operations

 Six months ended June 30, 2000 versus six months ended June 30, 1999

   Total revenues for the six months ended June 30, 2000 amounted to $11,352,000 and were $5,581,000 higher than the $5,771,000 for the six months ended June 30, 1999 due to higher oil and natural gas revenues. Oil and natural gas sales were $5,458,000 higher due primarily to higher oil and natural gas prices and higher oil production slightly offset by lower natural gas production. Oil and natural gas sales were reduced by $1,038,000 in the six months ended June 30, 2000 as a result of the settlement of our outstanding futures contracts.

   The following table reflects the production volumes and pricing information for the periods presented:

                                   Six Months Ended         Six Months Ended
                                    June 30, 1999            June 30, 2000
                               ------------------------ ------------------------
                               Production Average Price Production Average Price
                               ---------- ------------- ---------- -------------
   Natural gas (Mcf).......... 1,564,419     $ 1.95     1,489,061     $ 3.18
   Oil (Bbls).................   203,326     $12.60       262,025     $24.15

   Lease operating expense and production taxes were $3,045,000 for the six months ended June 30, 2000, versus $1,368,000 for the six months ended June 30, 1999, or $1,677,000 higher due primarily to higher oil and natural gas sales, additional costs associated with our acquisition of the Lafitte, Burrwood and West Delta fields and higher lease operating costs associated with certain older, mature oil and natural gas fields. Depletion, depreciation and amortization was $2,568,000 for the six months ended June 30, 2000, versus $2,467,000 for the six months ended June 30, 1999, or $101,000 higher due to slightly higher depletion rates and higher oil volumes in the first six months of 2000 versus 1999.

   Exploration expense for the six months ended June 30, 2000 was $726,000 versus $822,000 for the same period of 1999, or $96,000 lower due primarily to seismic costs and prospect depletion of $5,000 and $516,000 for the six months ended June 30, 2000 versus $73,000 and $564,000 in the same period in 1999.

   Interest expense was $2,392,000 in the six months ended June 30, 2000 compared to $1,082,000 in the six months ended June 30, 1999 due to a higher effective interest rate and higher average debt outstanding for the six months ended June 30, 2000 as a result of the September 1999 private placement of notes. The 2000 amount includes $511,000 of non cash expenses associated with the amortization of financing costs and the discount on the privately placed notes and amortization of the discount associated with the production payment liability recorded in connection with the Lafitte field acquisition.

   General and administrative expenses amounted to $1,197,000 in the six months ended June 30, 2000 versus $1,125,000 in the six months ended June 30, 1999.

   We recorded a gain on the sale of certain non-core oil and natural gas properties located in Louisiana and Texas of $274,000 for the three months ended June 30, 2000. We incurred a loss on the sale of marketable equity securities of $519,000 for the six months ended June 30, 1999.

   No provision for income taxes has been recorded by us for the six months ended June 30, 2000 and 1999 due to the availability of net operating loss carry forwards in 2000 and our incurring a net operating loss for the 1999 period. A valuation allowance has been provided for the amount of net operating losses incurred in 1999.

   Beginning in 1999, we suspended dividend payments on our Series A and Series B preferred stock. Dividends on both classes of our preferred stock are cumulative, and arrearages amounted to $603,000 and $628,000 for the six months ended June 30, 2000 and 1999, respectively. Total cumulative arrearages for both series amounted to $1.9 million at June 30, 2000. Accordingly, undeclared dividends held in arrears have been considered in computing loss per share amounts applicable to common stockholders.

 Year ended December 31, 1999 versus year ended December 31, 1998

   Total revenues in 1999 amounted to $14,021,000 and were $3,429,000 higher than total revenues in 1998, due primarily to higher oil and natural gas revenues. Oil and natural gas sales were $3,898,000 higher due to higher oil and natural gas prices, higher oil and natural gas production volumes and additional oil volumes associated with the Lafitte field acquisition in September 1999.

                                      Year Ended               Year Ended
                                  December 31, 1998        December 31, 1999
                               ------------------------ ------------------------
                               Production Average Price Production Average Price
                               ---------- ------------- ---------- -------------
   Natural gas (Mcf).......... 2,782,825     $ 2.18     2,930,655     $ 2.41
   Oil (Bbls).................   316,768     $11.88       394,442     $16.88

   Lease operating expense and production taxes were $3,592,000 for 1999 compared to $2,822,000 for 1998, or $770,000 higher substantially due to costs related to the Lafitte field properties. Depletion, depreciation and amortization was $4,744,000 in 1999 versus $4,094,000 in 1998, or $650,000 higher due to increased oil and natural gas production, including volumes associated with the Lafitte field properties.

   We incurred $1,656,000 of exploration expense in 1999 compared to $6,010,000 in 1998. Included in the 1999 exploration expense is $120,000 of costs related to dry holes during the period versus $3,684,000 of such costs related to dry holes in 1998.

   We recorded an impairment in the recorded value of certain oil and natural gas properties in 1999 in the amount of $465,000 due to the complete depletion of the reserves on three one-well non-core fields. This compares to an impairment of $1,076,000 recorded in 1998.

   Interest expense was $2,811,000 in 1999 compared to $1,910,000 (47% higher) in 1998 due to our having higher average debt outstanding as a result of the September 23, 1999 private placement and a higher effective interest rate in 1999 compared to 1998. The 1999 effective interest rate includes amortization of financing costs and non-cash expense due to the amortization of the discount on the 1999 private placement.

   General and administrative expenses amounted to $1,990,000 for 1999 versus $2,399,000 in 1998.

   During 1999, no preferred stock dividends were declared; however, dividends on both of our series of preferred stock did accumulate to an amount equal to $1,249,000 for 1999. Although our preferred stock dividends are cumulative, were are prohibited from paying dividends on our preferred stock by our bank credit facility. In addition, no stock dividends can be paid until all preferred dividend arrearages are paid. We also accrued non-cash dividends on the Goodrich-Louisiana Series A preferred units of $73,000, which is reflected as preferred dividends of subsidiary in the statement of operations for 1999.

 Year ended December 31, 1998 versus year ended December 31, 1997

   Total revenues in 1998 amounted to $10,592,000 and were $2,309,000 lower than total revenues in 1997 due to lower oil and natural gas revenues and the loss of revenues from a pipeline joint venture. Oil and natural gas sales were $1,515,000 lower due primarily to lower oil and natural gas prices, partially offset by higher production volumes. We had no revenues from the pipeline joint venture in 1998 compared to $1,078,000 in 1997 due to the sale of the asset in the fourth quarter of 1997.

   The following table reflects the production volumes and pricing information for the periods presented:

                                      Year Ended               Year Ended
                                  December 31, 1997        December 31, 1998
                               ------------------------ ------------------------
                               Production Average Price Production Average Price
                               ---------- ------------- ---------- -------------
   Natural gas (Mcf).......... 2,449,320     $ 2.55     2,782,825     $ 2.18
   Oil (Bbls).................   282,380     $18.06       316,768     $11.88

   Lease operating expense and production taxes were $2,822,000 for 1998 compared to $2,316,000 for 1997, or $506,000 higher, due primarily to Goodrich not incurring, in the 1997 period, ad valorem taxes related to the La/Cal II properties that were the responsibility of the La/Cal II partners. Additionally, the 1998 period includes eight additional producing wells and twelve months of lease operating expense and production taxes for the La/Cal II properties, compared to eleven months for 1997, due to the effective date of the acquisition being January 31, 1997. Depletion, depreciation and amortization was $4,094,000 in 1998 versus $4,863,000 in 1997, or $769,000 lower, substantially due to no amortization of the pipeline joint venture in 1998 compared to $741,000 in 1997.

   We incurred $6,010,000 of exploration expense in 1998 compared to $3,206,000 in 1997. Included in the 1998 exploration expense is $3,684,000 of costs related to dry holes during the period versus $2,342,000 of such costs in 1997.

   We recorded an impairment in the recorded value of certain oil and natural gas properties in 1998 in the amount of $1,076,000 due to lower oil prices and higher than expected depletion rates. This compares to an impairment of $550,000 recorded in 1997.

   Interest expense was $1,910,000 in 1998 compared to $1,417,000 (35% higher) in 1997 due to our having higher average debt outstanding, slightly offset by a lower effective interest rate in 1998 compared to 1997.

   General and administrative expenses amounted to $2,399,000 for 1998 versus $2,628,000 in 1997.

   Our preferred stock dividends amounted to $1,256,000 for 1998 compared to $1,205,000 in 1997, or $51,000 higher, due to twelve months of dividends being paid on our Series B Preferred Stock in the current year versus eleven months in the prior year.

Liquidity and Capital Resources

   Net cash provided by operating activities was $3,349,000 in the six months ended June 30, 2000 compared to $1,836,000 in the six months ended June 30, 1999. Our accompanying consolidated statements of cash flows identify major differences between net income and net cash provided by operating activities for each of the periods presented.

   Net cash used in investing activities totaled $5,798,000 for the six months ended June 30, 2000 compared to $1,285,000 for the comparable period in 1999. The six months ended June 30, 2000 reflects capital expenditures totaling $5,026,000, cash paid in connection with the acquisition of oil and gas properties of $1,199,000, and proceeds from the sale of oil and gas properties of $426,000. The six months ended June 30, 1999 reflects capital expenditures totaling $1,526,000 and proceeds from the sales of marketable equity securities of $240,000.

   Net cash provided by financing activities was $1,473,000 for the six months ended June 30, 2000 as compared to net cash used in financing activities of $600,000 in the prior year period. The 2000 amount includes proceeds from the issuance of common stock of $4,500,000 and paydowns by us under our line of credit of $1,925,000. The 2000 amount includes changes in restricted cash of $1,320,000, proceeds from the exercise of stock purchase warrants and director options of $227,000 and the exercise of employee stock options of $191,000. The 2000 amount also includes production payments of $171,000 and payment of debt financing costs of $30,000. The 1999 amount includes paydowns of $600,000 by us under our line of credit.

   Net cash provided by operating activities was $1,065,000 for the year ended December 31, 1999 compared to $4,517,000 for the same period in 1998 and $6,633,000 for the same period in 1997. Our net cash flow provided by operating activities decreased in 1999 due to the use of part of the proceeds from our private placement of securities in 1999 to pay down accounts payable by $5,052,000.

   Net cash used in investing activities amounted to $6,407,000 in 1999 compared to $14,959,000 in 1998 and $6,007,000 in 1997. The amount for the year ended December 31, 1999 is principally composed of cash paid in connection with the purchase of oil and natural gas properties of $4,100,000 and exploration and drilling capital expenditures of $2,557,000. On September 23, 1999, we acquired an approximate 49% working interest in the Lafitte field located in Jefferson Parish, Louisiana for $2,940,000 in cash plus the assumption of production payments and plugging and abandonment liabilities. The field encompasses over 8,000 acres and is located approximately thirty miles south of New Orleans. Net cash used in investing activities for the year ended December 31, 1998 is principally composed of cash paid for exploration and drilling capital expenditures of $14,879,000. Net cash used in investing activities for the year ended December 31, 1997 reflects non-acquisition capital expenditures of $7,866,000 and cash paid in connection with the purchase of oil and natural gas properties of $2,075,000. These amounts were offset by proceeds from the sale of our interest in the pipeline joint venture $3,564,000 and the sale of certain oil and natural gas properties located in Montana.

   Net cash provided by financing activities was $11,176,000 in 1999 and $9,744,000 in 1998, compared to net cash used in financing activities of $177,000 in 1997. The 1999 amount includes proceeds from the issuance of convertible notes of $12,000,000 and proceeds from the issuance of preferred stock of $3,000,000. The amount also includes debt financing costs of $1,303,000 and paydowns of $2,409,000 of our bank credit facility. The 1999 period reflects no preferred dividends. The 1998 amount includes the borrowing of $11,500,000 by us under our line of credit offset by paydowns during the year of $500,000. Preferred stock dividends in 1998 amounted to $1,256,000 (Series A and Series B). The 1997 amount includes the borrowing of $9,000,000 by us under our line of credit, which was used to pay off the debt assumed in our acquisition of La/Cal II, L.P. Acquisition and to pay the cash portion of the purchase price. The 1997 amount also includes other borrowings of $3,000,000 against our line of credit, offset by paydowns during the year of $3,500,000 and the payoff of La/Cal II debt of $7,464,000. Preferred stock dividends in 1997 amounted to $1,205,000 (Series A and Series B).

 Bank Credit Facility

   Our credit facility with Compass Bank, Houston, Texas currently provides for a borrowing base of $27,100,000, with continued monthly reductions of $300,000 until July 1, 2001. On June 30, 2000, the amount outstanding under our credit facility was $25,165,000. We expect to repay a substantial portion of the amount currently outstanding under our credit facility with the proceeds of this offering. The maturity date for amounts drawn under our credit facility is July 1, 2001. Our agreement provides that no borrowing base redeterminations will be made prior to that date. Interest on our credit facility is at the Compass Bank Index Rate plus 5/8%, or approximately 10.25% at July 31, 2000.

   Substantially all of our assets are pledged to secure our credit facility. Our credit facility requires the net proceeds of asset sales be used to extinguish outstanding principal and interest under the borrowing base. Additionally, under the terms of our credit facility, we may not make any distributions or pay dividends, including dividends on any class of our preferred stock without lender approval.

   Prior to the closing of this offering, we will amend our credit facility with Compass Bank to increase its size to $50.0 million of aggregate borrowing capacity with an initial borrowing base of $28.4 million. The borrowing base will be subject to at least semi-annual redetermination based upon a review of our reserves. If our borrowing base is not re-determined by April 1, 2001, then it will be reduced monthly beginning May 1, 2001. Interest under our credit facility will accrue at a rate calculated at our option as either the Compass Bank prime rate, or LIBOR plus an applicable margin that increases as the amount outstanding under the facility increases.

   Substantially all of our assets will be pledged to secure our amended credit facility. The credit facility will mature on April 1, 2003. Prior to maturity, no payments of principal are required so long as the borrowing base exceeds the credit facility balance and interest is payable monthly. Our credit facility restricts us from declaring or paying dividends on our common stock without our lender's consent.

 Recent and Pending Transactions Affecting Our Capitalization

   We have recently completed a number of transactions this year and intend to complete additional transactions immediately prior to or simultaneously with the completion of this offering, as follows:

   Amendment of Our Credit Agreement. Prior to the closing of this offering, we will amend our credit agreement with Compass Bank to increase the size of our credit facility to $50.0 million, with an initial borrowing base of $30.0 million. We expect to repay a substantial portion of the amount currently outstanding under our credit facility with the proceeds of this offering, resulting in initial availability of approximately $28.4 million under the amended facility. We will pledge substantially all of our assets to secure our amended credit facility.

   Payment of Dividend Arrearages and Reinstatement of Dividends on our Preferred Stock. On September 29, 2000, we paid an aggregate of approximately $1.8 million of dividend arrearages and $300,000 of regular quarterly dividends on our outstanding series of preferred stock. These payments brought us current on our dividend payments on both of our series of preferred stock. Ongoing quarterly dividend payments on each of our outstanding series of preferred stock are subject to the terms and conditions of our bank credit facility.

   Private Placement of $5.0 Million of Common Stock. On September 28, 2000, we received irrevocable commitments to purchase 1,000,000 shares of our common stock for aggregate gross proceeds of $5.0 million. The placement of the common stock was arranged by Hambrecht & Quist Guaranty Finance L.L.C. The gross proceeds from the private placement will be used primarily to expand our development of the Burrwood and West Delta fields, including the drilling of two proved undeveloped wells and four workovers and recompletions prior to the end of the year.

   Exchange of Preferred Stock for Common Stock. On September 28, 2000, we reached agreement with the holders of 88% of our Series B preferred stock to exchange each share of Series B preferred stock for 1.8 shares of our common stock. We expect that all holders of our Series B preferred stock will accept the proposed exchange offer. The exchange offer is contingent upon, and is expected to close concurrently with, this offering. It will result in the issuance of 1,189,510 shares of our common stock. We believe that this transaction, and the payment of dividend arrearages mentioned above, will strengthen and simplify our balance sheet and improve our shareholder value by eliminating both the ongoing dividend burden and approximately $7.6 million of liquidation preference and accrued dividends associated with the Series B preferred stock as of September 30, 2000.

   Conversion of Our Subsidiaries' Notes. On August 17, 2000, holders of all $12.9 million of outstanding principal and accrued interest on the convertible notes, issued by two of our subsidiaries in a private placement in September 1999, converted their notes into 3,295,647 shares of our common stock. These notes were partially secured by our assets and their conversion increased the pool of collateral available to our bank credit facility with Compass Bank.

   Private Placement of $4.5 Million of Common Stock. On February 18, 2000, we completed a private placement of 1,533,333 shares of our common stock to an investor group led by H&Q Guaranty. The $4.5 million in gross proceeds were used for the acquisition of our interests in and initial development of the Burrwood and West Delta fields and further development of the Lafitte field.

 Commitments and Contingencies

   In connection with the Burrwood and West Delta acquisitions, we secured a performance bond and established an escrow account to be used for the payment of obligations associated with the plugging and abandonment of the wells, salvage and removal of platforms and related equipment, and the site restoration of the fields. Required escrowed outlays include an initial cash payment of $750,000 and monthly cash payments of $70,000 beginning June 1, 2000 and continuing until June 1, 2005. In addition, as part of the purchase agreement, we have agreed to shoot a 3-D seismic survey over the fields by June 30, 2001 or remit payment to the seller in the amount of $3.5 million. The cost of the seismic study is expected to be approximately $2.4 million and we have already paid $1.2 million of this amount.

   The U.S. Environmental Protection Agency has identified us as a potentially responsible party for the cost of clean-up of "hazardous substances" at an oil field waste disposal site in Vermilion Parish, Louisiana. We have estimated that the remaining cost of long-term clean-up of the site will be approximately $3.5 million, with our percentage of responsibility to be approximately 3.05%. As of June 30, 2000, we have paid approximately $321,000 in costs related to this matter, and $122,500 has been accrued for the remaining liability. These costs have not been discounted to their present value. The EPA and the potentially responsible parties will continue to evaluate the site and revise estimates for the long-term clean-up of the site. There can be no assurance that the cost of clean-up and our percentage of responsibility will not be higher than currently estimated. In addition, under the federal environmental laws, the liability costs for the clean-up of the site is joint and several among all potentially responsible parties. Therefore, the ultimate cost of the clean up to us could be significantly higher than the amount presently estimated or accrued for this liability.

Accounting Changes

   The Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," in June 1997. This statement established accounting and reporting standards for derivative instruments and hedging activities. Effective January 1, 2001, we must recognize the fair value of all derivative instruments as either assets or liabilities in our consolidated balance sheet. A derivative instrument meeting certain conditions may be designated as a hedge of a specific exposure; accounting for changes in a derivative's fair value will depend on the intended use of the derivative and the resulting designation. Any transition adjustments resulting from adopting this statement will be reported in net income or other comprehensive income, as appropriate, as the cumulative effect of a change in accounting principle. As described under the heading "Quantitative and Qualitative Disclosures About Market Risk" below, we make use of derivative instruments to hedge specific market risks. We have not yet determined the effects that SFAS No. 133 will have on our future consolidated financial statements or the amount of the cumulative adjustment that will be made upon adopting this new standard.

Quantitative and Qualitative Disclosures About Market Risk

 Debt and Debt-Related Derivatives

   We are exposed to interest rate risk on our long-term debt with variable interest rates. Based on the overall interest rate exposure on our variable rate debt of $24.2 million at September 15, 2000, a hypothetical 2% increase in the interest rates would increase our interest expense by approximately $484,000 per year.

 Hedging Activity

   We are engaged in futures contracts with respect to certain of our production. We consider these to be hedging activities and, as such, monthly settlements on these contracts are reflected in our oil and natural gas sales.

   In order to consider these futures contracts as hedges, we must designate the futures contract as a hedge of future production and the contract must reduce our exposure to the risk of changes in prices. Changes in the market value of futures contracts treated as hedges are not recognized in income until the hedged item is also recognized in income. If the above criteria are not met, we will record the market value of the futures contract at the end of each month and recognize a related gain or loss. Proceeds received or paid relating to terminated futures contracts or futures contracts that have been sold are amortized over the original contract period and reflected in oil and natural gas sales. We enter into hedging activities in order to secure an acceptable future price relating to a portion of future production. The primary objective of these activities is to protect against decreases in prices during the term of the hedge.

   The futures contract agreements provide for separate contracts tied to the NYMEX light sweet crude oil and natural gas futures contracts. We have contracts which contain specific price ranges ("collars") that are settled monthly based on the differences between the contract price or price ranges and the average NYMEX prices for each month applied to the related contract volumes. To the extent the average NYMEX price exceeds the contract price, we pay the spread, and to the extent the contract price exceeds the average NYMEX price, we receive the spread.

   As of June 30, 2000, our open forward position on our outstanding crude oil was as follows:

  . 350 Bbls of oil per day with a no cost collar of $19.00 and $21.00 per barrel through December 2000;

  . 150 Bbls of oil per day with a no cost collar of $18.20 and $20.20 per barrel through December 2000;

  . 500 Bbls of oil per day with a no cost collar of $21.00 and $29.00 per barrel beginning May 2000 through September 2000; and

  . 500 Bbls of oil per day with a no cost collar of $20.00 and $28.40 per barrel beginning January 2001 through December 2001.

   At June 30, 2000 our open forward position on our outstanding crude oil hedging contracts was 1,000 barrels per day at an average price of $25.06. The fair value of the crude oil hedging contracts in place at June 30, 2000 would result, if not accounted for as hedges, in a liability of $933,000.

   Subsequent to June 30, 2000, we entered into additional futures contracts as follows:

  . 500 Bbls of oil per day with a no cost collar of $25.00 to $32.40 per day beginning October 2000 through December 2000; and

  . 300 Bbls of oil per day with a no cost collar of $23.00 and $29.55 per barrel beginning January 2001 through December 2001.

   At September 25, 2000, the average price on our outstanding crude oil hedging contracts was $27.64. The fair value of the crude hedging contracts in place at June 30, 2000 as of September 25, 2000 would result, if not accounted for as hedges, in a liability of $1,103,000.

   As of June 30, 2000, the open forward position on our outstanding natural gas hedging contracts was as follows:

  . 5,000 Mcf per day with a floor price of $2.50 per Mcf through October 2000; the cost of the "floor" contract hedge is $0.23 per Mcf over the "floor" price;

  . 6,500 MMBtu of natural gas per day with a no cost collar of $3.70 and $4.53 per MMBtu beginning October 2000 through December 2000; and

  . 5,000 MMBtu of natural gas per day with a no cost collar of $3.05 and $4.45 per MMBtu beginning January 2001 through December 2001.

   At June 30, 2000, the average price on our outstanding natural gas hedging contracts was $3.90. The fair value of the natural gas hedging contracts in place at June 30, 2000 would result, if not accounted for as hedges, in a liability of $113,000.

   At September 25, 2000, the average price on our outstanding gas hedging contracts was $4.43. The fair value of the natural gas hedging contracts in place at June 30, 2000 as of September 25, 2000 would result, if not accounted for as hedges, in a liability of $1,041,000.

 Price Fluctuations and the Volatile Nature of Markets

   Despite the measures we have taken to attempt to control price risk, we remain subject to price fluctuations for oil and natural gas sold in the spot market. Prices received for natural gas sold in the spot market are volatile due primarily to seasonality of demand and other factors beyond our control. Domestic oil and natural gas prices could have a material adverse effect on our financial position, results of operations and quantities of reserves recoverable on an economic basis.

                            BUSINESS AND PROPERTIES

   We are an independent oil and natural gas company engaged in the exploration, exploitation, development and production of oil and natural gas properties in the transition zone of south Louisiana and in north Louisiana, the Gulf Coast of Texas and East Texas. We have been active in these regions since 1975 and have established extensive technical and operating expertise in all of our areas of geographic focus.

   As of January 1, 2000, we had estimated pro forma proved reserves of approximately 26.8 Bcf of natural gas and 6.8 MMBbls of oil, or an aggregate of approximately 67.3 Bcfe. Our proved reserves had a pre-tax PV-10 Value of $106.4 million at January 1, 2000, based on December 31, 1999 pricing of $25.16 per Bbl of oil and $2.63 per Mcf of natural gas.

   We have an inventory of over 100 development, exploitation and exploration projects that we believe provides us with an opportunity to substantially increase our production and reserves. Our Burrwood, West Delta and Lafitte fields account for approximately 85% of our 2001 capital budget of $20.0 million, which is subject to changes due to then prevailing market conditions. Our 2001 budget includes plans to drill approximately 18 new wells and conduct 15 workovers and recompletions on existing wells. We expect significant production increases following the successful completion of this offering as a result of our expanded capital budget and exploitation of our project inventory. Our capital expenditures for the first six months of 2000 totaled $6.2 million, of which $1.2 million represents the net purchase price for our interests in the Burrwood and West Delta fields. Our production has increased 40% to 1.7 Bcfe in the second quarter of 2000 from 1.2 Bcfe in the second quarter of 1999. We estimate that our third quarter production will be approximately 2.0 Bcfe, or 23,000 Mcfe per day, an 18% increase from the second quarter of 2000.

   Our principal offices are located at 815 Walker, Suite 1040, Houston, Texas 77002. We also have offices in Shreveport, Louisiana. We have 16 employees. Our website is www.goodrichpetroleum.com. The information on our website is not part of this prospectus.

Our Strategy

   Our principal business strategy is to increase production, cash flow and reserves through the acquisition and subsequent exploitation and development of mature properties, complimented by select exploration activities, in our core areas. We focus on fields that have multiple productive reservoirs with an established production history and infrastructure in place. Due to depletion, these fields tend to no longer be the focus of the seller's technical staff. By conducting our own exhaustive field studies prior to making an offer to acquire any such properties, we strive to achieve a superior technical understanding of the target property. Upon completion of an acquisition, we are generally prepared to implement operations designed to increase production, cash flow and reserves by drilling new wells and conducting workovers and recompletions of existing wells. Other elements of our near-term strategy include:

   Aggressively develop our Burrwood, West Delta and Lafitte fields. We plan to spend approximately $31.0 million in our Burrwood, West Delta and Lafitte fields within the next two years on 88 development and exploitation projects. This development and exploitation activity is already underway and will be accelerated with the liquidity we gain from this offering. In addition, we expect to receive the results of a 41 square mile 3-D seismic survey over our Burrwood and West Delta fields by June 2001. The net cost of the seismic study is expected to be approximately $2.4 million, and we have paid $1.2 million of these costs, thus far. We believe that this data will both further define our proved and developmental projects and allow us to pursue additional projects and deep prospects that we have not yet identified. The following table contains information with respect to certain near-term projects we have identified:

                                                               Capital       Actual/Estimated
Burrwood, West Delta and    Number         Reserve          Expenditures     First Production
     Lafitte Fields       of Projects   Classification   (in millions)(1)(2)     Date(2)
------------------------  ----------- ------------------ ------------------- ----------------
Proved and                     23      Proved Developed         $ 3.2           July 2000
 Developmental..........                Non-Producing
                               14     Proved Undeveloped          5.5         September 2000
                               19       Developmental            11.3          August 2000
                              ---                               -----
  Subtotal..............       56                                20.0
                              ---                               -----
Probable/Possible.......       19          Probable               6.5         November 2000
                               13          Possible               4.2           March 2001
                              ---                               -----
  Subtotal..............       32                                10.7
                              ---                               -----
    Total...............       88                               $30.7
                              ===                               =====

--------
(1) Capital expenditures have been increased from those used in the year end January 1, 2000 reserve report to reflect current estimated costs.
(2) The dates and associated capital expenditures are based upon our present capital budget. Capital expenditures and commencement of any production from these projects will occur over an extended period commencing with the dates shown. Actual numbers of projects, amounts of capital expenditures and commencement of production will be dependent upon economic conditions affecting oil and gas prices and production costs as well as the results of drilling and development.

   Maintain our focus on our core areas. We will continue to concentrate our oil and natural gas activities on our core areas, primarily focusing on the transition zone of south Louisiana. We have assembled a large inventory of technical data and expertise over the last 25 years, resulting in an approximate 70% drilling success rate and the achievement of production in over 70 fields in Louisiana. Over 78% of our proved reserves are in south Louisiana and over 96% of our 2001 preliminary capital budget is dedicated to development and exploitation activities in the region. South Louisiana is highly attractive to us due to the availability of mature oil and natural gas properties with an established operating infrastructure, resulting in multiple opportunities for significant reserve and production gains through acquisitions and additional development and exploitation activities. We believe that our region-specific geological, engineering and production expertise provides us with a competitive advantage to identify and complete additional acquisitions, development projects and exploitation projects in our core areas.

   Maintain significant operatorship. We currently operate 65% of our properties, providing us with control over the incurrence and timing of many capital and operating expenditures. As operator of the Burrwood and West Delta fields, we intend to rapidly utilize the liquidity that we gain from this offering on development and exploitation projects within these fields, thereby accelerating those projects and the expected production therefrom.

   Repeat our recent acquisition success. We recently acquired our interests in the Burrwood, West Delta and Lafitte fields for an aggregate purchase price of $10.1 million. Based on independent reserve engineering estimates and factoring in the estimated capital expenditures to develop these reserves, we expect an all-in finding cost of $0.69 per Mcfe. Since closing these acquisitions, we have increased field production of oil and natural gas at Lafitte by 240% to approximately 1,800 Boe per day and at Burrwood and West Delta by 204% to 9,200 gross Mcfe per day. These production increases, when coupled with additional production increases achieved in other fields, have allowed us to increase net daily production levels from approximately 12,800 Mcfe per day one year ago to approximately 23,000 Mcfe per day currently.

   We believe there will continue to be numerous attractive opportunities to acquire properties in our core areas as major and large independent oil and natural gas companies shift their focus and resources from their mature properties in the south Louisiana to the development of projects in the deep water Gulf of Mexico and in foreign countries. We have identified approximately 20 potential acquisition opportunities, ranging in estimated transaction size from $1.0 million to $20.0 million. The acquisition opportunities that we pursue generally have the following characteristics:

  .  located in our core areas, particularly in south Louisiana;

  . significant cumulative production histories and low current production levels;

  . multiple productive reservoirs with complex geology and significant 3-D seismic applicability;

  .  numerous identified development projects; and,

  .  significant controlling interests and operatorship.

Oil and Natural Gas Operations and Properties

   The following table provides proved reserve information and PV-10 Values for our oil and natural gas properties as of January 1, 2000:

                                                Net Proved   PV-10    % of Total
                                                 Reserves  Value (in     PV-10
                      Field                      (MMcfe)   thousands)   Value
                      -----                     ---------- ---------- ----------
   Louisiana:
     Lafitte...................................   19,838    $ 34,835     32.7%
     Burrwood and West Delta...................   11,303      13,246     12.5
     Second Bayou..............................    6,262      12,780     12.0
     Pecan Lake................................    4,705       7,709      7.2
     Isle St. Jean Charles.....................    3,060       5,315      5.0
     Other.....................................    9,317      12,800     12.0
                                                  ------    --------    -----
       Total Louisiana.........................   54,485      86,685     81.4
                                                  ------    --------    -----
   Texas:
     Mary Blevins..............................    3,576       5,228      4.9
     Sean Andrew...............................    1,626       4,426      4.2
     Other.....................................    6,788       9,045      8.5
                                                  ------    --------    -----
       Total Texas.............................   11,990      18,699     17.6
                                                  ------    --------    -----
   Other.......................................      828         984      1.0
                                                  ------    --------    -----
       Total...................................   67,303    $106,368    100.0%
                                                  ======    ========    =====

 Louisiana

   The majority of our proved natural gas reserves are in the transition zone of the southern Louisiana producing region. This region refers to the geographic area which covers the onshore and inland waters of south Louisiana, lying in the southern half of the state of Louisiana, one of the world's most prolific oil and natural gas producing sedimentary basins. The region generally contains sedimentary sandstones, which are of high qualities of porosity and permeabilities. There is a myriad of types of reservoir traps found in the region. These traps are generally formed by faulting, folding and subsurface salt movement or a combination of one or more of these. Salt movement has resulted in a large number of shallow piercement salt domes, as well as deeper movements, which have resulted in both large and small anticlinal structures.

   The formations found in the southern Louisiana producing region range in depth from 1,000 to 20,000 feet below the surface. These formations range from the Sparta and Frio formations in the northern part of the region to Miocene and Pleistocene formations in the southern part of the region. Our production comes predominately from Miocene and Frio age formations.

   Lafitte Field. The Lafitte field is located in Jefferson Parish, Louisiana and was discovered in 1935 by Texaco. The Lafitte field is a large, north-south elongated salt dome anticline feature. The productive sands are Miocene and Pliocene age sands ranging in depth from 3,000 feet to approximately 12,000 feet. There are currently 30 active producing wells in the field.

   On September 23, 1999, we acquired a 49% interest in the Lafitte field. The field met all of our acquisition criteria, including being owned by a major oil and gas company who did not view the field as a core property, over 30 defined productive reservoirs, a large cumulative production history of 1,890 Bcfe, a large acreage position of over 8,000 acres and then current production of approximately 750 Boe per day. After a thorough evaluation of the field, we identified 45 projects that we believed would increase production. We have already drilled one new well and performed five workovers and recompletions, increasing our production from 750 Boe per day to approximately 1,800 Boe per day currently. We have identified approximately 40 projects remaining to exploit in the field. Stone Energy operates this field. See "Risk Factors--If we are unable to resolve our dispute with the co-owner of the Lafitte field, our ability to evaluate our participation in the development of this property could be materially adversely affected."

   Burrwood and West Delta Fields. The Burrwood and West Delta fields were discovered in 1955 by Chevron. The fields lie upthrown to a large down-to-the-southeast growth fault system with the structure striking northeast-southwest and dipping northwestward in a counter-regional direction. The productive sands are Miocene and Pliocene age sands ranging in depth from 6,300 feet to approximately 11,700 feet. There are currently 10 active producing wells in the fields.

   On March 2, 2000, we completed the acquisition of working interests in the Burrwood and West Delta fields, for $1.2 million cash, the assumption of the plugging and abandonment obligations associated with these fields, which we have estimated to be $4.75 million, and the commitment to conduct a 3-D seismic survey by June 2001, which will cost us $2.4 million. We acquired an approximate 95% working interest of all rights from the surface to approximately 10,600 feet and an approximate 47.5% working interest in the deep rights below 10,600 feet. These contiguous fields collectively comprise approximately 86,000 gross acres in Plaquemines Parish, Louisiana. The Burrwood and West Delta fields, like the Lafitte field in which we acquired an interest in 1999, met our acquisition criteria, including cumulative production of 431 Bcfe, 16 productive reservoirs, significant infrastructure in place, immediate development opportunities and potential deep reservoirs that we believe may be identified with the use of 3-D seismic technology. The Burrwood and West Delta fields are adjacent to several fields that have yielded deep production from wells drilled below 10,600 feet. We are the operator of this field.

   Second Bayou Field. The Second Bayou field is located in Cameron Parish, Louisiana and was discovered in 1955 by the Sun Texas Company. We are the operator of nine producing wells, seven of which are dually completed. We have an average working interest of approximately 29% in 1,395 gross acres. To date, the field has produced over 423 Bcf of natural gas and 3 MMBbls of oil from multiple Miocene aged sands ranging in depth from 4,000 feet to 15,200 feet. Other major operators in the area are Fina Oil and Chemical Company, Texaco Exploration and Producing, Inc. and Bellwether Exploration Company.

   Pecan Lake Field. The Pecan Lake field was discovered in 1944 by the Superior Oil Company. Geologically, the field is comprised of a relatively low relief, four-way closure and multiple stacked pay sands. The Pecan Lake field comprises approximately 870 gross acres in Cameron Parish, Louisiana, approximately 42 miles southeast of Lake Charles, Louisiana. The field has produced from over 15 Miocene sands ranging in depths from 7,500 feet to 11,800 feet, which have been predominately natural gas and natural gas condensate reservoirs. These sand reservoirs are characterized by generally widespread development and strong waterdrive production mechanisms. The field has produced in excess of 350 Bcf of natural gas and 717 MBbls of condensate. All of the field production to date has come from normally pressured reservoirs. We are the operator of five producing wells, with working interests ranging from approximately 43% to 47%.

   Isle St. Jean Charles Field. The Isle St. Jean Charles field is located in Terrebonne Parish, Louisiana. The field is a northwest extension of the Bayou Jean LaCroix field located in the southeastern area of the Parish. These fields are trapped on a four-way closure, downthrown on a major east-west, trending down to the south fault. Production is from multiple Miocene-aged sands, which are normally pressured and range in depth from 9,000 feet to 13,000 feet. The field was developed primarily in the 1950s by Exxon, and reservoirs have exhibited both depletion and water drive mechanisms. To date, these fields have produced in excess of 53 Bcf of natural gas and 6.6 MMBbls of oil and condensate. There are currently five active wells producing in these fields. We acquired our working interest in our leasehold of approximately 212 gross acres through both acreage acquisitions and a farmout from Fina. We are operator of the field and hold an approximate 34% working interest.

   Other. We maintain ownership interests in acreage and wells in several additional fields in Louisiana, including the Lake Raccourci field, located in Lafourche Parish; the Kings Ridge field, located in Lafourche Parish; the Ada field, located in Bienville Parish; the Opelousas field, located in St. Landry Parish; the Sibley field, located in Webster Parish; the City of Lake Charles field, located in Calcasieu Parish; the Deep Lake field, located in Lafourche Parish; the Mosquito Bay field, located in Terrebonne Parish; the South Pecan Lake Field, located in Cameron Parish and the Charenton field, located in St. Mary Parish.

 Texas

   Mary Blevins Field. The Mary Blevins field is located in Smith County, Texas. It was a new discovery that is fault-separated from the Hitts Lake field, discovered in 1953 by Sun Oil. Currently there are four producing wells in the field with Goodrich, as operator, having an approximate 48% working interest in 782 gross acres.

   Sean Andrew Field. The Sean Andrew field in West Texas produces from the pinnacle Pennsylvania Reef and was discovered by us in 1994, utilizing our 375 square mile 3-D seismic database. There are currently three wells producing approximately 250 barrels of oil per day, with our working interest averaging approximately 37%.

   Other. We maintain ownership interests in acreage and wells in several additional fields in Texas including the Midway field, located in San Patricio County; the Ackerly field, located in Dawson and Howard Counties; the Mathers Ranch field, located in Hemphill County; the Marholl field, located in Dawson County; the Lamesa Farms field, located in Dawson County; the Carthage (Bethany) field, located in Panola County; the N.W. Ackerly field, located in Dawson County; the East Jacksonville field, located in Cherokee County and the Mott Slough field, located in Wharton County. Our primary exploration focus in West Texas is on the western flank of the Horseshoe Atoll area in Dawson and Gaines Counties.

 Oil and Natural Gas Reserves

   The table below presents our pro forma summary reserve information as of January 1, 2000. With respect to reserve information discussed herein, on a "pro forma" basis gives effect on the date indicated to the acquisition of the Burrwood and West Delta fields. Estimates of our net proved reserves are based on the March 29, 2000 reserve report prepared by Coutret & Associates, Inc., our independent reserve engineers. For additional information relating to our oil and natural gas reserves, please read "Business and Properties--Oil and Natural Gas Operations and Properties" and note P of the notes to our consolidated financial statements included in this prospectus.

                                                                  Pro Forma
                                                               January 1, 2000
                                                               ---------------
   Estimated net proved reserves:
   Natural gas (MMcf).........................................      26,805
   Oil and condensate (MBbls).................................       6,750
     Total (MMcfe)............................................      67,303
   PV-10 Value (in thousands).................................    $106,368
   Proved developed reserves as percentage of total proved
    reserves..................................................          66%

   There are numerous uncertainties inherent in estimating quantities of proved reserves and in projecting future rates of production and timing of development expenditures, including many factors beyond our control. Reserve engineering is a subjective process of estimating underground accumulations of oil, condensate and natural gas that cannot be measured in an exact manner, and the accuracy of any reserve estimate is a function of the quality of available data and of engineering and geological interpretation and judgment. The quantities of oil and natural gas that are ultimately recovered, production and operating costs, the amount and timing of future development expenditures and future oil and natural gas sales prices may all differ from those assumed in these estimates. Therefore, the present value of future net revenues amounts shown above should not be construed as the current market value of the estimated oil and natural gas reserves attributable to our properties.

   In accordance with the SEC's guidelines, the engineers' estimates of future net revenues from our properties and the present value of future net revenues thereof are made using oil and natural gas sales prices in effect as of the dates of such estimates and are held constant throughout the life of the properties, except where such guidelines permit alternate treatment, including the use of fixed and determinable contractual price escalations. The prices as of December 31, 1999 used in such estimates averaged $2.63 per Mcf of natural gas and $25.16 per Bbl of oil and condensate.

Title to Properties

   We believe that we have satisfactory title to all of our producing properties in accordance with standards generally accepted in the oil and natural gas industry, subject to such exceptions as, in our opinion, are not so material as to detract substantially from the use or value of such properties. As is customary in the oil and gas industry, we perform only a preliminary title investigation before leasing undeveloped properties. Accordingly, working interest percentages and gross and net acreage amounts for undeveloped properties are preliminary. However, a title opinion is typically obtained before the commencement of drilling operations and any material defects in title are remedied prior to the time actual drilling as of a well on the lease is commenced. We do not aniticpate receiving title opinions on all of our properties, including our Lafitte field. We are uncertain as to the impact that failure to obtain a title opinion has on our title to developed properties.

   Our properties are subject to customary royalty interests, liens incident to operating agreements, liens for current taxes, liens of vendors and lenders and other burdens, which we do not believe materially interfere with the use of or affect the value of our properties. We have mortgaged substantially all of our assets, including our properties, to secure our borrowings under our bank credit facility. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources--Bank Credit Facility" for further discussion.

Productive Wells

   The following tables set forth the number of active well bores in which we maintain ownership interests as of December 31, 1999:

                                      Oil         Natural gas        Total
                                --------------- --------------- ---------------
                                Gross(1) Net(2) Gross(1) Net(2) Gross(1) Net(2)
                                -------- ------ -------- ------ -------- ------
   California..................     --      --    4.00    2.09     4.00   2.09
   Colorado....................     --      --    1.00    0.30     1.00   0.30
   Louisiana...................  41.00   18.68   29.00   10.60    70.00  29.28
   Michigan....................   2.00    0.26    5.00    0.05     7.00   0.31
   Mississippi.................     --      --    1.00    0.05     1.00   0.05
   New Mexico..................     --      --    1.00    0.03     1.00   0.03
   Texas.......................  25.00   11.93    4.00    0.63    29.00  12.56
   Wyoming.....................   1.00    0.17      --      --     1.00   0.17
                                 -----   -----   -----   -----   ------  -----
     Total Productive Wells....  69.00   31.04   45.00   13.75   114.00  44.79
                                 =====   =====   =====   =====   ======  =====

--------
(1) Does not include royalty or overriding royalty interests.
(2) Net working interest.

   As of September 15, 2000, we had 132 gross and 59.84 net productive wells.

   Productive wells consist of producing wells and wells capable of production, including natural gas wells awaiting pipeline connections. A gross well is a well in which we maintain an ownership interest, while a net well is deemed to exist when the sum of the fractional working interests owned by us equals one. Wells that are completed in more than one producing horizon are counted as one well. Of the gross wells reported in the table above, eight had multiple completions.

Acreage

   The following table summarizes our gross and net developed and undeveloped oil and natural gas acreage under lease as of December 31, 1999. Acreage in which our interest is limited to a royalty or overriding royalty interest is excluded from the table. As denoted in the following table, gross acreage refers to acres in which a working interest is owned, while a net acre is deemed to exist when the sum of the fractional ownership working interests in gross acres equals one.

                                                      Developed    Undeveloped
                                                       Acreage       Acreage
                                                     ------------ --------------
                                                     Gross   Net   Gross   Net
                                                     ------ ----- ------- ------
   California.......................................  1,280   568      --     --
   Colorado.........................................    640   192      --     --
   Louisiana........................................ 15,007 6,120   1,069    640
   Michigan.........................................  1,920    19     640     50
   Texas............................................  5,358 1,912   2,160    987
   Wyoming..........................................     80    13      --     --
   Other............................................     --    --  98,841 17,306
                                                     ------ ----- ------- ------
     Total.......................................... 24,285 8,824 102,710 18,983
                                                     ====== ===== ======= ======

   Undeveloped acreage is considered to be those lease acres on which wells have not been drilled or completed to a point that would permit the production of commercial quantities of oil or natural gas, regardless of whether or not such acreage contains proved reserves. As is customary in the oil and natural gas industry, we can retain our interest in undeveloped acreage by drilling activity that establishes commercial production sufficient to maintain the leases or by payment of delay rentals during the remaining primary term of such a lease. The oil and natural gas leases in which we have an interest are for varying primary terms; however, most of our developed lease acreage is beyond the primary term and is held by producing oil wells or natural gas.

Drilling Activities

   The following table sets forth our drilling activity for the last three years. As denoted in the following table, gross wells refer to wells in which a working interest is owned, while a net well is deemed to exist when the sum of fractional ownership working interests in gross wells equals one.

                                                    Year Ended December 31,
                                                --------------------------------
                                                   1997       1998       1999
                                                ---------- ---------- ----------
                                                Gross Net  Gross Net  Gross Net
                                                ----- ---- ----- ---- ----- ----
   Development Wells:
     Productive                                  6.00 2.55  6.00 2.77 1.00  0.49
     Non-Productive............................    --   --  2.00 1.47   --    --
                                                ----- ---- ----- ---- ----  ----
       Total...................................  6.00 2.55  8.00 4.24 1.00  0.49
                                                ===== ==== ===== ==== ====  ====
   Exploratory Wells:
     Productive................................ 12.00 2.94  7.00 1.49   --    --
     Non-Productive............................  7.00 1.72  8.00 2.87 1.00  0.12
                                                ----- ---- ----- ---- ----  ----
       Total................................... 19.00 4.66 15.00 4.36 1.00  0.12
                                                ===== ==== ===== ==== ====  ====
   Total Wells:
     Productive................................ 18.00 5.49 13.00 4.26 1.00  0.49
     Non-Productive............................  7.00 1.72  9.00 4.34 1.00  0.12
                                                ----- ---- ----- ---- ----  ----
       Total................................... 25.00 7.21 22.00 8.60 2.00  0.61
                                                ===== ==== ===== ==== ====  ====

   From January 1, 2000 to September 15, 2000, we drilled seven gross (3.82 net) wells and successfully completed five gross (2.70 net) of those wells.

Net Production, Unit Prices and Costs

   The following table presents certain information with respect to our oil, natural gas and condensate production and the revenue derived from the sale of such production, average sales prices received and average production costs during each of the years in the three-year period ended December 31, 1999 and for the first six months of 2000:

                                                             Six Months Ended
                                     Year Ended December 31,     June 30,
                                     ----------------------- -----------------
                                      1997    1998    1999     1999     2000
                                     ------- ------- ------- -------- --------
Production:
Natural gas (MMcf).................    2,449   2,783   2,931    1,564    1,489
Oil and condensate (MBbls).........      282     317     394      203      262
  Total (MMcfe)....................    4,144   4,683   5,297    2,784    3,061
Average sales price per unit:
Natural gas--
  Revenues from production (per
   Mcf)............................  $  2.55 $  2.18 $  2.40 $   1.95 $   3.25
  Effects of hedging activities
   (per Mcf).......................       --      --    0.01       --    (0.07)
                                     ------- ------- ------- -------- --------
  Average price....................  $  2.55 $  2.18 $  2.41 $   1.95 $   3.18
                                     ------- ------- ------- -------- --------
Oil and condensate--
  Revenues from production (per
   Bbl)............................  $ 18.06 $ 11.88 $ 16.88 $  12.60 $  27.70
  Effects of hedging activities
   (per Bbl).......................       --      --      --       --    (3.55)
                                     ------- ------- ------- -------- --------
  Average price....................    18.06   11.88   16.88    12.60    24.15
                                     ------- ------- ------- -------- --------

Total revenues from production (per
 Mcfe).............................  $  2.74 $  2.10 $  2.58 $   2.01 $   3.95
Effects of hedging activities (per
 Mcfe).............................       --      --    0.01       --    (0.34)
                                     ------- ------- ------- -------- --------
    Total average price (per
     Mcfe).........................  $  2.74 $  2.10 $  2.59 $   2.01 $   3.61
                                     ======= ======= ======= ======== ========
Expenses (per Mcfe):
General and administrative.........  $  0.63 $  0.51 $  0.38 $   0.40 $   0.39
Lease operating expenses (excluding
 production taxes).................     0.40    0.48    0.51     0.37     0.69
Production taxes...................     0.16    0.13    0.17     0.13     0.30
Depreciation, depletion and
 amortization-oil and natural gas
 properties........................     1.17    0.87    0.89     0.89     0.84
Reserve Life Index (in years)(1)...    15.0x   10.0x   12.7x      N/A      N/A

--------
(1) Calculated by dividing period-end proved reserves by production for the prior fiscal year. Our 1999 reserves include the Burrwood and West Delta acquisitions on a pro forma basis. "N/A" means not applicable.

Capital Expenditures

   The following table reflects certain data with respect to oil and natural gas property acquisitions, exploration and development activities:

                                                                      Six Months
                                        Year Ended December 31,         Ended
                                  -----------------------------------  June 30,
                                     1997        1998        1999        2000
                                  ----------- ----------- ----------- ----------
Property acquisition
  Proved......................... $17,308,540 $   129,325 $10,136,298 $1,198,631
  Unproved.......................     886,647   2,446,474     498,391    455,876
Exploration......................   5,535,783   8,718,682   1,634,299    736,758
Development......................   3,598,177   8,169,741   1,960,371  3,833,175
                                  ----------- ----------- ----------- ----------
                                  $27,329,147 $19,464,222 $14,229,359 $6,224,440
                                  =========== =========== =========== ==========

Oil and Natural Gas Marketing and Major Customers

 Marketing

   Our natural gas production is sold under spot or market-sensitive contracts and to various natural gas purchasers under short-term contracts. Our natural gas condensate is sold under short-term rollover agreements based on current market prices. Our oil production is marketed to several purchasers based on short-term contracts.

 Customers

   Due to the nature of the industry, we sell our oil and natural gas production to a limited number of purchasers and, accordingly, amounts receivable from such purchasers could be significant. Revenues from these sources as a percent of total revenues for the periods presented were as follows:

                                                                    Year Ended
                                                                   December 31,
                                                                  ----------------
                                                                  1999  1998  1997
                                                                  ----  ----  ----
   Seaber Corporation of Louisiana...............................  37%   47%   44%
   Equiva Trading................................................  27    12    11
   Texla Energy Management.......................................  10    --    --
   Navajo Refining Company.......................................   7    11    --
   Mobil Oil Corporation.........................................  --    --    10
   Mitchell Marketing Company....................................  --    --     9

Competition

   The oil and natural gas industry is highly competitive. Major and independent oil and natural gas companies, drilling and production acquisition programs and individual producers and operators are active bidders for desirable oil and natural gas properties, as well as the equipment and labor required to operate those properties. Many competitors have financial resources substantially greater than we do, and staffs and facilities substantially larger than ours. The availability of a ready market for our oil and natural gas production will depend in part on the cost and availability of alternative fuels, the level of consumer demand, the extent of domestic production of oil and natural gas, the extent of importation of foreign oil and natural gas, the cost of and proximity to pipelines and other transportation facilities, regulations by state and federal authorities and the cost of complying with applicable environmental regulations.

Regulations

   The availability of a ready market for any oil and natural gas production depends upon numerous factors beyond our control. These factors include regulation of oil and natural gas production, federal and state regulations governing environmental quality and pollution control, state limits on allowable rates of production by a well or proration unit, the amount of oil and natural gas available for sale, the availability of adequate pipeline and other transportation and processing facilities and the marketing of competitive fuels. For example, a productive natural gas well may be "shut-in" because of an oversupply of natural gas or the lack of an available natural gas pipeline in the areas in which we may conduct operations. State and federal regulations generally are intended to prevent waste of oil and natural gas, protect rights to produce oil and natural gas between owners in a common reservoir, control the amount of oil and natural gas produced by assigning allowable rates of production and control contamination of the environment. Pipelines are subject to the jurisdiction of various federal, state and local agencies as well.

   Federal Regulation of Natural Gas. Historically, the transportation and sale for resale of natural gas in interstate commerce have been regulated pursuant to the Natural Gas Act of 1938, the Natural Gas Policy Act of 1978, and the regulations promulgated thereunder by the Federal Energy Regulatory Commission. In the past, the federal government has regulated the prices at which natural gas could be sold. In 1989, Congress enacted the Natural Gas Wellhead Decontrol Act which removed all Natural Gas Act and Natural Gas Policy Act price and non-price controls affecting wellhead sales of natural gas effective January 1, 1993. Congress could, however, reenact price controls in the future.

   Our sales of natural gas are affected by the availability, terms and cost of pipeline transportation. The price and terms for access to pipeline transportation remain subject to extensive federal regulation. Commencing in April 1992, the Federal Energy Regulatory Commission issued Order No. 636 and a series of related orders, which required interstate pipelines to provide open-access transportation on a basis that is equal for all natural gas pipeline suppliers. The Federal Energy Regulatory Commission has stated that it intends for Order No. 636 and its future restructuring activities to foster increased competition within all phases of the natural gas industry. Although Order No. 636 does not directly regulate our production and marketing activities, it does affect how buyers and sellers gain access to the necessary transportation facilities and how we and our competitors sell natural gas in the marketplace.

   The courts have largely affirmed the significant features of Order No. 636 and the numerous related orders pertaining to individual pipelines, although some appeals remain pending and the Federal Energy Regulatory Commission continues to review and modify its regulations regarding the transportation of natural gas. For example, the Federal Energy Regulatory Commission recently issued Order Nos. 637, 637-A and 637-B, which, among other things (i) lift the cost-based cap on pipeline transportation rates in the capacity release market until September 30, 2002, for short-term releases of pipeline capacity of less than one year, (ii) permit pipelines to charge different maximum cost-based rates for peak and off-peak periods, (iii) encourage, but do not mandate, auctions for pipeline capacity, (iv) require pipelines to implement imbalance management services, (v) restrict the ability of pipelines to impose penalties for imbalances, overruns and non-compliance with operational flow orders, and
(vi) implement a number of new pipeline reporting requirements. These orders also require the Federal Energy Regulatory Commission Staff to analyze whether the Federal Energy Regulatory Commission should implement additional fundamental policy changes, including, among other things, whether to pursue performance-based ratemaking or other non-cost based ratemaking techniques and whether the Federal Energy Regulatory Commission should mandate greater standardization in terms and conditions of service across the interstate pipeline grid. In addition, in February 2000, the Federal Energy Regulatory Commission implemented regulations governing the procedure for obtaining authorization to construct new pipeline facilities and has issued a policy statement, which it largely affirmed in a recent order on rehearing, establishing a presumption in favor of requiring owners of new pipeline facilities to charge rates based solely on the costs associated with such new pipeline facilities. We cannot predict what further action the Federal Energy Regulatory Commission will take on these matters, nor can we accurately predict whether the Federal Energy Regulatory Commission's actions will achieve the goal of increasing competition in markets in which our natural gas is sold. However, we do not believe that any action taken will affect us in a way that materially differs from the way it affects other natural gas producers and marketers.

   Commencing in May 1994, the Federal Energy Regulatory Commission issued a series of orders that, among other matters, slightly narrowed its statutory tests for establishing gathering status and reaffirmed that, except in situations in which the gatherer acts in concert with an interstate pipeline affiliate to frustrate the Federal Energy Regulatory Commission's transportation policies, it does not generally have jurisdiction over natural gas gathering facilities and services, and that such facilities and services located in state jurisdictions are properly regulated by state authorities. This Federal Energy Regulatory Commission action may further encourage regulatory scrutiny of natural gas gathering by state agencies. We do not believe that we will be affected by the Federal Energy Regulatory Commission's new gathering policy any differently than other producers and marketers.

   Additional proposals and proceedings that might affect the natural gas industry are pending before Congress, the Federal Energy Regulatory Commission and the courts. The natural gas industry historically has been very heavily regulated; therefore, there is no assurance that the less stringent regulatory approach recently pursued by the Federal Energy Regulatory Commission and Congress will continue.

   Oil Price Controls and Transportation Rates. Sales of crude oil, condensate and natural gas liquids by us are not currently regulated and are made at market prices. In a number of instances, however, the ability to transport and sell such products are dependent on pipelines whose rates, terms and conditions of service are subject to Federal Energy Regulatory Commission jurisdiction under the Interstate Commerce Act. Certain regulations implemented by the Federal Energy Regulatory Commission in recent years could result in an increase in the cost of transportation service on certain petroleum products pipelines. However, we do not believe that these regulations affect us any differently than other natural gas producers and marketers.

   State Regulation of Oil and Gas Production. State statutes and regulations require permits for drilling operations, drilling bonds and reports concerning operations. In addition, there are state statutes, rules and regulations governing conservation matters, including the unitization or pooling of oil and gas properties, establishment of maximum rates of production from oil and gas wells and the spacing, plugging and abandonment of such wells. Such statutes and regulations may restrict the rate at which oil and gas could be produced from our properties and may restrict the number of wells that may be drilled on a particular lease or in a particular field.

 Environmental Regulation

   Numerous and complex federal, state and local laws and regulations covering the discharge of materials into the environment, or otherwise relating to the protection of the environment, may affect our operations and costs as a result of their effect on oil and natural gas development, exploration and production operations. These laws and regulations can restrict or prohibit our activities that affect the environment in many ways, such as requiring that we acquire a permit before we begin to drill; restricting the way we can release wastes into the air, water, or soils; limiting or prohibiting our drilling activities in sensitive areas such as wetlands; and imposing substantial liabilities on us for pollution resulting from our operations. Failure to comply with these laws and regulations may result in the imposition of administrative, civil and criminal penalties, injunctions, and investigatory and remedial requirements. It is not anticipated that we will be required in the near future to expend amounts that are material in relation to our total capital expenditures program by reason of environmental laws and regulations but, inasmuch as such regulations are frequently changed by both federal and state entities, we are unable to predict the ultimate cost of continued compliance.

   State statutes and regulations require permits for drilling operations, drilling bonds and reports concerning operations. In addition, there are state statutes, rules and regulations governing conservation matters, including the unitization or pooling of oil and natural gas properties, establishment of maximum rates of production from oil and natural gas wells and the spacing, plugging and abandonment of such wells. Such statutes and regulations may limit the rate at which oil and natural gas could otherwise be produced from our properties and may restrict the number of wells that may be drilled on a particular lease or in a particular field.

   We could incur liability under the Comprehensive Environmental Response, Compensation and Liability, Act or CERCLA, also known as "Superfund," and comparable state laws, regardless of our fault, in connection with the disposal or other release of hazardous substances, including those arising out of historical operations of our predecessors. Under CERCLA, we could be subject to joint and several liability for the costs of cleaning up hazardous substances, for damages to natural resources, and for the costs of certain health studies. Moreover, it is not uncommon for neighboring landowners and other third parties to file claims for personal injury and property damage allegedly caused by the release of hazardous substances or other pollutants into the environment. Please see the "Legal and Regulatory Proceedings" section, which discusses our identification as a potentially responsible party at a Superfund site in Vermilion Parish, Louisiana.

   We currently own or lease properties where hydrocarbons are being or have been handled for many years. Although we have utilized operating and disposal practices that were standard in the industry at the time, hydrocarbons or other wastes may have been disposed of or released on or under the properties owned or leased by us or on or under other locations where these wastes have been taken for disposal. In addition, many of these properties have been operated by third parties whose treatment and disposal or release of hydrocarbons or other wastes was not under our control. Under various state and federal environmental laws, we could be required to remove or remediate previously disposed wastes (including wastes disposed of or released by prior owners or operators), to clean up contaminated property (including contaminated surface or groundwater) or to perform remedial plugging operations to prevent future contamination.

   In addition, we could incur liability under the Oil Pollution Act with respect to any spills of oil into navigable waters of the United States. Responsible parties under the Oil Pollution Act may be subject to strict, joint and potentially unlimited liability for removal costs and certain other consequences of such an oil spill. In addition to the Oil Pollution Act, the Federal Water Pollution Control Act and analogous state laws impose restrictions and strict controls regarding the discharge of pollutants into navigable waters, with substantial potential liabilities imposed for the costs of removal of pollutants and damages to the environment.

Legal and Regulatory Proceedings

   The U.S. Environmental Protection Agency has identified us as a potentially responsible party for the cost of clean-up of hazardous substances at an oil field waste disposal site in Vermilion Parish, Louisiana. We estimate that the remaining cost of long-term clean-up of the site will be approximately $3.5 million, with our percentage of responsibility estimated to be approximately 3.05%. As of June 30, 2000, we had paid $321,000 in costs related to this matter and accrued $122,500 for the remaining liability. These costs have not been discounted to their present value. The U.S. Environmental Protection Agency and the potential responsible parties will continue to evaluate the site and may revise estimates for the long-term clean-up of the site.

   While we believe that our current level of involvement with this site will not have a material adverse effect on our operations, there can be no assurance that the cost of clean-up or our percentage responsibility will not be higher than currently estimated. In addition, under CERCLA, the liability costs for the clean-up of the site is joint and several among all potentially responsible parties. Therefore, the ultimate cost of the clean-up to us could be significantly higher than the amount presently estimated or accrued for this liability.

   In connection with our acquisition of an approximate 49% working interest in the Lafitte field, we became joint owners with Stone Energy Corporation, which acquired an approximate 51% working interest and is operator of the Lafitte field. On February 28, 2000, we commenced suit against Stone Energy, alleging certain items of misconduct and violations of the agreements associated with the joint acquisition.

   We are party to additional lawsuits arising in the normal course of business. We intend to defend these actions vigorously and believe, based on currently available information, that adverse results or judgments from such actions, if any, will not be material to our financial position or results of operations.

                                  MANAGEMENT

Officers and Directors

   Our executive officers and directors and their ages and positions as of September 15, 2000 are as follows:

           Name             Age                           Position
           ----             ---                           --------
Walter G. "Gil" Goodrich..   42 President, Chief Executive Officer and Director
Robert C. Turnham, Jr.....   42 Executive Vice President and Chief Operating Officer
Roland L. Frautschi.......   42 Senior Vice President, Chief Financial Officer and Treasurer
Henry Goodrich............   70 Chairman of the board of directors
Sheldon Appel.............   66 Director
Jeff H. Benhard...........   71 Director
Donald M. Campbell........   60 Director
Patrick E. Malloy, III....   58 Director
Michael Y. McGovern.......   48 Director
Arthur A. Seeligson.......   42 Director

   Walter G. "Gil" Goodrich has served as our President and Chief Executive Officer since August 1995. Mr. Goodrich was Goodrich Oil Company's Vice President of Exploration from 1985 to 1989 and its President from 1989 to August 1995. He joined Goodrich Oil Company as an exploration geologist in 1980. Gil Goodrich is the son of Henry Goodrich. He has served as one of our directors since August 15, 1995.

   Robert C. Turnham, Jr. has served as our Executive Vice President and Chief Operating Officer since August 1995. He has held various positions in the oil and natural gas business since 1981. From 1981 to 1984, Mr. Turnham served as a financial analyst for Pennzoil USA. In 1984, he formed Turnham Interests, Inc., to facilitate oil and natural gas investment opportunities. From 1993 to August 1995, he was a partner in and served as President of Liberty Production Company, an oil and natural gas exploration and production company.

   Roland L. Frautschi has served as our Senior Vice President, Chief Financial Officer and Treasurer since August 1995. He was employed by Goodrich Oil Company from 1982 to August 1995. During that time, he served Goodrich Oil Company in a number of capacities, including internal auditor, controller, and from 1990 to August 1995, as Vice President of Finance.

   Henry Goodrich is the chairman of our board of directors. He is a petroleum geologist with over 45 years experience in the oil and natural gas industry. Mr. Goodrich has served as an exploration geologist with the Union Producing Company and McCord Oil Company. From 1971 to 1975, Mr. Goodrich was President, Chief Executive Officer and a partner of McCord-Goodrich Oil Company. In 1975, Mr. Goodrich formed Goodrich Oil Company. He was elected to our board in August 1995, and elected as Chairman of our board in March 1996. Mr. Goodrich is also a director of Pan American Life Insurance Company. Henry Goodrich is the father of Gil Goodrich.

   Sheldon Appel has been involved in real estate development and finance since 1955 when he formed the Sheldon Appel Company. Mr. Appel is a private investor and a former director of American Consumer Products and Beverly Hills Savings and Loan, both of which are listed on the NYSE. He has been one of our directors since August, 1995.

   Jeff H. Benhard is the President and Chief Executive Officer of a number of businesses owned by the Benhard family, including Benhard Grain, Inc., Peoples Moss Gin Co., Inc. and Louisiana Premium Seafoods, Inc. Mr. Benhard has been involved in the agriculture and aquaculture businesses since 1949. He is currently a director of the Pan American Life Insurance Company and the Past President of the LSU Foundation. Mr. Benhard initially became a director of Goodrich at its inception in August 1995. He resigned from the board of directors in December 1996 and was reelected to the board of directors in May 1997.

   Donald M. Campbell is Chief Executive Officer of Hambrecht & Quist Guaranty Finance L.L.C. a subsidiary of the Chase Manhattan Corporation following its acquisition of Hambrecht & Quist. He is also a director of the Moneda Chile Fund (listed on the Irish Stock Exchange) and Evergreen Forests Ltd. (listed on the New Zealand and Australian Stock Exchanges), and is the chairman of The New Zealand Investment Trust (listed on the London Stock Exchange). He has been a financial officer of two public corporations, and has been a principal in the formation of four private companies in the United States. He has served as one of our directors since November 1999, when he was elected by the holders of our subsidiaries' notes pursuant to our agreement with H&Q Guaranty as noteholder agent.

   Patrick E. Malloy, III is the President and Chief Executive Officer of Malloy Enterprises, Inc. and Malloy Real Estate, Inc. In addition, Mr. Malloy serves as a director of North Fork Bancorp (NYSE) and is a past Chairman of the Board for New York Bancorp (NYSE) (1991-1998). He joined our Board at the annual meeting in May 2000.

   Michael Y. McGovern is currently the Chief Executive Officer for Coho Energy Resources, Inc., and was the Managing Director for Pembrook Capital Corporation, Inc. from 1998 to January 2000, which provided advisory services to parties involved with distressed energy companies. He has also been a director and founding investor of Greystar Corporation since 1995, which provides production management services to oil and natural gas companies. He has served as one of our directors since September 1999, when he was elected by the holders of our subsidiaries' notes pursuant to our agreement with H&Q Guaranty as noteholders agent.

   Arthur A. Seeligson is currently engaged in the management of his personal investments. From 1991 to 1993, Mr. Seeligson was a Vice President, Energy Corporate Finance at Schroder Wertheim & Company, Inc. From 1993 to 1995, Mr. Seeligson was a Principal, Corporate Finance, at Wasserstein, Perella & Co. He was primarily engaged in the management of his personal investments from 1995 through 1997. He was a managing director with the investment banking firm of Harris, Webb & Garrison from 1997 to 2000. He has served as one of our directors since August 1995.

Board of Directors

   Our board of directors currently has eight members. The terms of the office of the board of directors are divided into three classes: Class I, the members of which are Messrs. Appel, Benhard and Campbell, whose terms will expire at the annual meeting of stockholders to be held in 2002; Class II, the members of which are Messrs. Henry Goodrich and Malloy, whose terms will expire at the annual meeting of stockholders to be held in 2003; and Class III, the members of which are Messrs. Gil Goodrich, Seeligson and McGovern, whose terms will expire at the annual meeting of the stockholders to be held in 2001. The classification of the board of directors may have the effect of delaying or preventing changes in our control or in our management. All of our officers serve at the discretion of the board of directors.

 Board Committees

   Our board of directors has three standing committees, the membership and functions of which are described below:

   Executive Committee. The members of the Executive Committee are Messrs. Gil Goodrich and Henry Goodrich. The Executive Committee is delegated the authority to approve any actions that the board of directors could approve, except to the extent restricted by law or by our Certificate of Incorporation or Bylaws.

   Audit Committee. The members of the Audit Committee are Messrs. Appel, Benhard and McGovern. Mr. Appel is chairman of the Audit Committee. The functions of the Audit Committee are to recommend to the board of directors the firm of independent public accountants to be engaged to audit our financial statements, meet with the auditors and our financial management to review with them our significant accounting policies and its internal controls, provide opportunities for the auditors to meet with the Audit Committee and our officers, discuss matters discussed at Audit Committee meetings with the full board of directors, investigate any matters brought to its attention within the scope of its duties, review and assess the adequacy of the Audit Committee charter on an annual basis, and have general responsibility in connection with related matters.

   Compensation Committee. Members of the Compensation Committee are Messrs. Appel, Campbell and Seeligson, with Mr. Appel serving as its chairman. The Compensation Committee's functions include the general review of our compensation and benefit plans to ensure that they meet corporate objectives. In addition, the Compensation Committee makes recommendations to the board of directors on compensation of all of our officers, granting of awards under and administering our stock option and other benefit plans, and adopting and changing our major compensation policies and practices.

Director Compensation

 General

   For serving as a member of our board of directors, each director who is not an officer or consultant of our company or our subsidiaries has been paid $1,000 for each meeting attended. In addition, directors were reimbursed for their reasonable out-of-pocket expenses incurred in connection with travel to meetings of our board of directors or committees thereof and received periodic grants of options to purchase common stock. Directors did not receive compensation for serving on committees.

 Nonemployee Directors Compensation Plan

   The Goodrich Petroleum Corporation Directors Compensation Plan (the "Directors Compensation Plan") provides for both discretionary option and formula option grants and is administered by our board of directors, which may delegate all of its power of administration, with the exception of the power to authorize issuance of options. No director may vote or decide upon any matter relating solely to such director under the Directors Compensation Plan, nor may any director vote in any case in which the director's individual right to claim any benefit under the Directors Compensation Plan is particularly involved.

   The Directors Compensation Plan provides for an annual fee of $5,000 (in cash or common stock) to be paid to each nonemployee director. The Directors Compensation Plan also provides for the annual issuance of options to purchase 2,000 shares of common stock to each nonemployee director on the date of our annual meeting of stockholders.

   The Directors Compensation Plan also provides for the payment of $1,000 to each nonemployee director for each board meeting attended in person, and the reimbursement of reasonable out-of-pocket expenses in connection with travel to meetings of the board of directors or committees thereof.

   The maximum number of shares of common stock that may be issued under the Directors Compensation Plan is 150,000. Options granted under the Directors Compensation Plan have a term of 10 years and are subject to earlier termination if the optionee's membership on the board of directors terminates for cause. If the optionee's membership on the board of directors is terminated for any reason other than cause, options may be exercised for up to four years from the date of such termination, but only as to the number of shares of common stock such optionee could have purchased on the date of termination from the board of directors. Discretionary option grants become vested and exercisable as determined by the board of directors, and formula option grants are fully vested and exercisable on the date of grant. The exercise price of an option shall be the closing stock price on the date of grant for both discretionary option grants and formula option grants.

   The Directors Compensation Plan contains provisions whereby the board of directors may make adjustments to the number of shares of common stock to be acquired upon exercise of options in the event of a stock split, combination or stock dividend.

   The Directors Compensation Plan may be amended or terminated at any time by the board of directors. Such amendment or termination will not impair the rights of a nonemployee director or affect options previously granted and outstanding under the Directors Compensation Plan.

Compensation Committee Interlocks and Insider Participation

   No member of our Compensation Committee is currently, or has been at any time since our formation, one of our officers or employees. No member of our compensation committee serves as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving as a member of our board of directors or Compensation Committee.

Executive Compensation and Other Information

   The following table summarizes certain information with respect to the compensation earned by our executive officers for services rendered in all capacities during the years indicated:

                                                    Long-Term
                                                  Compensation--
                                      Annual        Securities
                                 Compensation(1)    Underlying
   Name and Principal     Fiscal ----------------    Options        All Other
        Position           Year   Salary   Bonus   (Number)(3)   Compensation(2)
   ------------------     ------ -------- ------- -------------- ---------------
Walter G. Goodrich......   1999  $150,196      --     87,288         $4,500
 President and             1998   150,000      --     26,800          3,225
 Chief Executive Officer   1997   150,000 $30,000     25,000          4,400

Robert C. Turnham, Jr...   1999  $ 97,838      --     48,310         $2,929
 Executive Vice
  President and            1998    97,889      --     16,080          2,929
 Chief Operating Officer   1997    94,003 $18,000         --          1,084

Roland L. Frautschi.....   1999  $ 87,539      --     51,498         $2,620
 Senior Vice President
  and                      1998    87,589      --     16,080          2,620
 Chief Financial Officer   1997    87,861 $18,000         --          2,618

--------
(1) During the years presented, perquisites for the persons named in the Summary Compensation Table aggregated less than 10% of the total annual salary and bonus reported for such individual in the Summary Compensation Table. Accordingly, no such amounts are included in the Summary Compensation Table.
(2) Amounts represent matching contributions by us to the executive officer's SIMPLE IRA accounts.
(3) Options granted prior to 1999 were surrendered in February 1999. See "-- Stock Option Exercises and Year End Holdings."

Goodrich Petroleum Corporation 1995 Stock Option Plan ("Goodrich Plan")

   The Goodrich Plan provides for the granting of options (either incentive stock options within the meaning of Section 422(b) of the Internal Revenue Code of 1986, as amended (the "Code"), or options that do not constitute incentive stock options ("nonqualified stock options"), restricted stock awards, stock appreciation rights, long-term incentive awards and phantom stock awards, or any combination thereof. The Goodrich Plan covers an aggregate of 375,000 shares of common stock (subject to certain adjustments in the event of stock dividends, stock splits and certain other events). No more than 62,500 shares of common stock, subject to adjustments, may be issued pursuant to grants made under the Goodrich Plan to any one employee in any one year.

 Stock Option Plan

   At the March 29, 2000 board of directors meeting, the Compensation Committee voted to accelerate the vesting schedule on options granted to employees on February 25, 1999. The vesting period for the applicable options was immediate and the total number of shares subject to options affected was 235,698.

 Administration

   The Goodrich Plan is administered by the Compensation Committee. The Compensation Committee has the power to determine which employees will receive an award, the time or times when such award will be made, the type of award and the number of shares of common stock to be issued under the award or the value of the award. Only persons who at the time of the grant are our employees or consultants are eligible to receive grants under the Goodrich Plan.

 Options

   The Compensation Committee will designate the employees to receive the options, the number of shares subject to the options and the terms and conditions of each option granted under the Goodrich Plan. The term of any option granted under the Goodrich Plan shall be determined by the Compensation Committee; provided, however, that the term of any incentive stock option cannot exceed ten years from the date of the grant and any incentive stock option granted to an employee who possesses more than 10% of the total combined voting power of all classes of our stock or of our subsidiaries within the meaning of Section 422(b)(6) of the Code must not be exercisable after the expiration of five years from the date of grant. The exercise price per share of common stock granted under the Goodrich Plan as options is determined by the Compensation Committee; provided, however, that such exercise price cannot be less than the fair market value of a share of common stock on the date the option is granted (subject to adjustments). Further, the exercise price of any incentive stock option granted to an employee who possesses more than 10% of the total combined voting power of all classes of our stock or of our subsidiaries within the meaning of Section 422(b)(6) of the Code must be at least 110% of the fair market value of the shares at the time such option is granted. The exercise price of options granted under the Goodrich Plan is paid in full in a manner prescribed by the Compensation Committee.

 Restricted Stock Awards

   Pursuant to a restricted stock award, shares of common stock will be issued or delivered to the employee at any time the award is made without any cash payment to us, except to the extent otherwise provided by the Compensation Committee or required by law; provided, however, that such shares will be subject to certain restrictions on the disposition thereof and certain obligations to forfeit such shares to us as may be determined in the discretion of the Compensation Committee. The restrictions on disposition may lapse based upon (1) our attainment of specific performance targets established by the Compensation Committee, such as

  .  the price of a share of common stock,

  .  our earnings per share,

  .  our revenue,

  . the revenue of one of our business units designated by the Compensation Committee,

  .  the return on stockholders' equity achieved by us, or

  .  our pre-tax cash flow from operations;

(2) the grantee's tenure with us; or (3) a combination of both factors. We retain custody of the shares of common stock issued pursuant to a restricted stock award until the disposition restrictions lapse. An employee may not sell, transfer, pledge, exchange, hypothecate or otherwise dispose of such shares until the expiration of the restriction period. However, upon the issuance to the employee of shares of common stock pursuant to a restricted stock award, except for the foregoing restrictions, such employee will have all the rights of one of our stockholders with respect to such shares, including the right to vote such shares and to receive all dividends and other distributions paid with respect to such shares.

 Stock Appreciation Rights

   A stock appreciation right permits the holder to receive an amount (in cash, common stock or a combination thereof) equal to the number of stock appreciation rights exercised by the holder multiplied by the excess of the fair market value of common stock on the exercise date over the stock appreciation rights' exercise price. Stock appreciation rights may or may not be granted in connection with the grant of an option, and no stock appreciation right may be exercised earlier than six months from the date of grant. A stock appreciation right may be exercised in whole or in such installments and at such times as determined by the Compensation Committee.

 Long-Term Incentive and Phantom Stock Awards

   The Goodrich Plan permits grants of long-term incentive awards ("performance awards") and phantom stock awards, which may be paid in cash, common stock or a combination thereof as determined by the Compensation Committee. Performance awards granted under the Goodrich Plan have a maximum value established by the Compensation Committee at the time of the grant. A grantee's receipt of such amount is contingent upon satisfaction by us, or any subsidiary, division or department thereof, of future performance conditions established by the Compensation Committee prior to the beginning of the performance period. Such performance awards, however, shall be subject to later revisions as the Compensation Committee shall deem appropriate to reflect significant unforeseen events or changes. A performance award will terminate if the grantee's employment with us terminates during the applicable performance period. Phantom stock awards granted under the Goodrich Plan are awards of common stock or rights to receive amounts equal to share appreciation over a specific period of time. Such awards vest over a period of time or upon the occurrence of a specific event(s) (including, without limitation, a change of control) established by the Compensation Committee, without payment of any amounts by the holder thereof (except to the extent required by law) or satisfaction of any performance criteria or objectives. A phantom stock award terminates if the grantee's employment with us terminates during the applicable vesting period or, if applicable, the occurrence of a specific event(s), except as otherwise provided by the Compensation Committee at the time of grant. In determining the value of performance awards or phantom stock awards, the Compensation Committee shall take into account the employee's responsibility level, performance, potential, other awards under the Goodrich Plan and such other consideration as it deems appropriate. Such payment may be made in a lump sum or in installments as prescribed by the Compensation Committee. Any payment made in common stock will be based upon the fair market value of the common stock on the payment date.

Stock Option Grants in Last Fiscal Year

   The following table sets forth information concerning stock options granted during 1999 to the executive officers named in the Summary Compensation Table:

                                                                         Potential
                                                                        realizable
                                                                         value at
                                                                      assumed annual
                                                                      rates of stock
                                                                           price
                                                                       appreciation
                                       Individual grants              for option term
                          ------------------------------------------- ---------------
                          Number of   Percent of
                          securities   options    Exercise
                          underlying  granted to  or base
                           options   employees in  price   Expiration
          Name             granted   fiscal year   ($/Sh)     date      5%      10%
          ----            ---------- ------------ -------- ---------- ------- -------
Walter G. Goodrich......    62,288        17%      $0.83   02/25/2004 $14,197 $19,961
                            25,000         7        2.89   12/15/2004  31,373  44,109

Robert C. Turnham, Jr...    30,810         8%      $0.75   02/25/2004 $15,985 $31,806
                            17,500         5        2.63   12/15/2004  26,828  53,380

Roland L. Frautschi.....    35,498         9%      $0.75   02/25/2004 $18,418 $30,910
                            16,000         4        2.63   12/15/2004  29,080  48,805

Stock Option Exercises and Year-End Holdings

   The named executive officers did not exercise any stock options during 1999.

   At the February 25, 1999 meeting of the board of directors, the board of directors approved a surrender/regrant program whereby our employees and directors could surrender their present options and be regranted options equal to 75% of their previous number of options. Vesting periods for the regranted options began with the regrant date and the options will have an exercise price equal to the closing stock price on the date of declaration by the board of directors.

   The following table sets forth information concerning stock option holdings and the value of unexercised in-the-money stock options held by our executive officers named in the Summary Compensation Table:

                                 Number of Shares
                              Underlying Unexercised     Value of Unexercised
                                  Options Held at      In-the-Money Options Held
                                 December 31, 1999      at December 31, 1999(1)
                             ------------------------- -------------------------
             Name            Exercisable Unexercisable Exercisable Unexercisable
             ----            ----------- ------------- ----------- -------------
   Walter G. Goodrich......       --        87,288          --       $123,638
   Robert C. Turnham, Jr...       --        48,310          --         68,624
   Roland L. Frautschi.....       --        51,498          --         69,045

  --------
  (1) Computed based on the difference between aggregate fair market value and aggregate exercise price. The fair market value of our common stock on December 31, 1999 was $2.31 per share based on the closing sales price on the NYSE on such date.

   In February 1999, pursuant to the aforementioned stock option surrender/regrant program, Walter G. Goodrich surrendered stock options representing 83,050 shares of common stock, and was regranted stock options representing 62,288 shares of common stock. Such stock options are fully vested and have an exercise price per share of $0.83. Roland L. Frautschi and Robert
C. Turnham, Jr. surrendered stock options representing 47,330 and 41,080 shares of common stock, respectively, and were regranted stock options representing 35,498 and 30,810 shares of common stock, respectively. Such stock options are now fully vested and have an exercise price per share of $0.75.

   In May 2000, the board of directors granted options to our executive officers. Walter G. Goodrich received options exercisable for 145,000 shares of common stock. Robert Turnham received options exercisable for 70,000 shares of common stock and Roland Frautschi received options exercisable for 50,000 shares of common stock. Such options have a three year vesting period. Mr. Goodrich's options have an exercise price per share of $5.36 and Messrs. Turnham's and Frautschi's options have an exercise price per share of $4.875.

                        TRANSACTIONS WITH OUR MANAGEMENT
                              AND SECURITYHOLDERS

   In connection with a private placement of our and our subsidiaries' convertible securities in September 1999, we paid a placement fee of $900,000 to affiliates of H&Q Guaranty, which became a significant holder of our securities as a result of its purchases in this transaction. The convertible securities consisted of convertible notes issued by two of our subsidiaries, preferred equity interests issued by one of our subsidiaries and warrants to purchase our common stock. Concurrently with this transaction, Mr. Donald M. Campbell, the Chief Executive Officer of H&Q Guaranty, became a member of our board of directors. Mr. Campbell purchased $600,000 of convertible securities and H&Q Guaranty purchased $4,000,000 of convertible securities in this private placement. In addition, in this private placement, Mr. Patrick E. Malloy, III, who became a director at our 2000 annual meeting, purchased $1,500,000 of convertible securities, EIC/GDP Investors, LLC, an affiliate of a significant holder of our securities, purchased $1,000,000 of convertible securities, Alps Investments, LLC, a significant holder of our securities, purchased $2,400,000 of convertible securities and Mr. Michael D. Fulton and Ms. Katheryn E. Cole, significant holders of our securities, purchased an aggregate of $1,000,000 of convertible securities.

   In February 2000, we completed a private placement of 1,500,000 shares of our common stock at $3.00 per share to the same investor group that purchased the convertible securities in September 1999. In this private placement, Mr. Campbell purchased 63,135 shares, Mr. Malloy purchased 157,839 shares, Entrepreneurial Investment Corporation, an affiliate of a significant holder of our securities, purchased 105,232 shares, Alps Investments, LLC purchased 252,543 shares and Mr. Fulton and Ms. Cole purchased an aggregate 105,231 shares. Also in February 2000, each of Mr. Malloy and Entrepreneurial Investment Corporation received 12,500 shares of our common stock in consideration of their agreement to underwrite our call for redemption of the preferred equity interests issued in the September 1999 private placement.

   In August 2000, each of H&Q Guaranty, Entrepreneurial Investment Corporation and Mr. Malloy were paid 15,000 shares of our common stock in consideration of their agreement to underwrite our call for redemption of the convertible notes issued in the September 1999 private placement. In addition, an affiliate of H&Q Guaranty was paid 15,000 shares as a fee for soliciting the investors with respect to the redemption. In connection with the stand-by underwriting of the redemption, each of H&Q Guaranty, Entrepreneurial Investment Corporation and Mr. Malloy purchased convertible notes and subsequently redeemed them for 74,885 shares of common stock.

   Mr. Henry Goodrich, Chairman of our board of directors, is a party to a consulting agreement with us pursuant to which he received compensation of $150,000 in 1999 and $112,500 through September 2000. Mr. Goodrich's consulting agreement expired August 15, 2000. Mr. Walter G. Goodrich, President, Chief Executive Officer and a member of our board of directors, had an employment agreement with us that expired August 15, 2000 pursuant to which he was paid an annual base salary of $150,000.

                            PRINCIPAL STOCKHOLDERS

   The following table sets forth the beneficial ownership of our common stock as of September 15, 2000 by:

  . each person known by us to beneficially own 5% or more of our common stock;

  . each of the named executive officers and each of our directors; and

  . all of our officers and directors as a group.

   Percentage of ownership is based on 12,315,522 shares of common stock outstanding as of September 15, 2000. Beneficial ownership is calculated based on SEC requirements. Unless otherwise indicated below, each stockholder named in the table has sole voting and investment power with respect to all shares beneficially owned, subject to applicable community property laws.

                                                                Beneficial
                                                                 Ownership
                                                             -----------------
   Beneficial Owner                                           Amount   Percent
   ----------------                                          --------- -------
   Five Percent Stockholders+

   Daniel H. Case, III(1)................................... 3,755,277  26.7

   Hambrecht & Quist Guaranty Finance L.L.C.(1)............. 3,045,098  22.3

   Alps Investments, LLC(2)................................. 1,531,798  11.9

   Duane Roberts(3).........................................   873,393   7.1

   Michael D. Fulton & Katheryn E. Cole(4)..................   660,581   5.3

   Named Executive Officers and Directors

   Donald M. Campbell(1).................................... 3,547,061  25.5

   Patrick E. Malloy, III(5)................................ 1,638,832  12.9

   Walter G. Goodrich(6).................................... 1,171,481   9.4

   Henry Goodrich(7)........................................   591,088   4.8

   Sheldon Appel(8).........................................   452,937   3.6

   Robert C. Turnham, Jr.(9)................................    77,454     *

   Michael Y. McGovern(10)..................................    77,380     *

   Roland L. Frautschi......................................    75,412     *

   Arthur A. Seeligson(11)..................................    32,664     *

   Jeff Bernhard(12)........................................    18,901     *

   Directors and Executive Officers as a Group (10
    persons)(13)............................................ 7,174,191  48.8%

--------
*Less than 1%.
+Excluding directors and executive officers.
(1) Includes the following securities held by Hambrecht & Quist Guaranty Finance L.L.C. on its own behalf: (a) 1,720,350 shares of common stock,
    (b) 37,107 shares of common stock issuable upon conversion of 89,050 shares of Series A preferred stock, (c) 127,663 shares of common stock issuable upon conversion of 114,496 shares of Series B preferred stock, and (d) warrants to purchase 1,159,978 shares of common stock. Mr. Campbell is Chief Executive Officer of Hambrecht & Quist Guaranty Finance L.L.C. and may be deemed to exercise shared voting and investment power with respect to the shares beneficially owned by H&Q Guaranty. Mr. Case is Chairman and Chief Executive Officer of Hambrecht & Quist California, the majority parent of H&Q Guaranty, and of Hambrecht & Quist Group, the parent of H&Q California, and may be deemed to exercise shared voting and investment power with respect to the shares beneficially owned by H&Q Guaranty. In addition to the shares owned directly by H&Q Guaranty, the shares beneficially owned by Mr. Case include the following securities:
    (a) 377,582 shares of common stock held by Mr. Case on his own behalf, (b) 83,629 shares of common stock held by Stacey Case, Mr. Case's wife, (c) 16,725 shares of common stock issuable upon conversion of 15,000 shares of Series B preferred stock held by Mr. Case, (d) 12,265 shares of common stock issuable upon conversion of 11,000 shares of Series B preferred stock held by Mrs. Case, (e) warrants to purchase 175,989 shares of common stock held by Mr. Case, and (f) warrants to purchase 43,989 shares of common stock held by Mrs. Case. In addition to the shares owned directly by H&Q Guaranty, the shares beneficially owned by Mr. Campbell include the following securities: (a) 134,130 shares of common stock held by Mr. Campbell on his own behalf, (b) 132,019 shares of common stock held by Mr. Campbell in his retirement account, (c) 2,442 shares of common stock held by a partnership in which Mr. Campbell has an approximate 60% interest, (d) 6,042 shares of common stock issuable upon conversion of 14,500 shares of Series A preferred stock held by Mr. Campbell on his own behalf, (e) 3,584 shares of common stock issuable upon conversion of 8,600 shares of Series A preferred stock held by Mr. Campbell in his retirement account, (f) 44,254 shares of common stock issuable upon conversion of 39,690 shares of Series B preferred stock held by Mr. Campbell on his own behalf, (g) 44,600 shares of common stock issuable upon conversion of 40,000 shares of Series B preferred stock held by Mr. Campbell in his retirement account, (h) 892 shares of common stock issuable upon conversion of 800 shares of Series B preferred stock held by Mr. Campbell's wife, (i) warrants to purchase 66,825 shares of common stock,
    (j) warrants to purchase 65,175 shares of common stock held by Mr. Campbell in his retirement account, and (k) options to purchase 2,000 shares of common stock. The address of Hambrecht & Quist Guaranty Finance L.L.C. and Messrs. Case and Campbell is One Bush Street, San Francisco, California 94104.
(2) Includes the following securities held by Alps Investments, LLC on its own behalf: (a) 1,003,798 shares of common stock and (b) warrants to purchase 528,000 shares of common stock. The address of Alps Investments, LLC is 650 Tysons Boulevard, McLean, Virginia 22102.
(3) Includes the following securities: (a) 117,500 shares of common stock held by Mr. Roberts, (ii) 538,276 shares of common stock held by EIC/GDP Investors, LLC, over which Mr. Roberts exercises shared voting and investment power, (c) 207,617 shares of common stock held by Entreprenuerial Investment Corporation, over which Mr. Roberts exercises shared voting and investment power and (d) 10,000 shares of common stock held by Mr. Roberts' wife. Mr. Roberts address is 4100 Newport Place, Suite 400, Newport Beach, California 92660.
(4) Includes the following securities held by Mr. Fulton and Ms. Cole on their own behalf: (a) 418,270 shares of common stock, (b) warrants to purchase 220,011 shares of common stock, and (c) 22,300 shares of common stock issuable upon conversion of 20,000 shares of Series B preferred stock. Mr. Fulton and Ms. Cole's address is 6328 NE 194th Street, Kenmore, Washington 98028.
(5) Includes the following securities held by Mr. Malloy on his own behalf:
    (a) 1,294,331 shares of common stock, (b) 12,501 shares of common stock issuable upon conversion of 30,000 shares of Series A preferred stock, (c) warrants to purchase 330,000 shares of common stock, and (d) options to purchase 2,000 shares of common stock. Mr. Malloy's address is Bay Street at the Waterfront, Sag Harbor, New York 11963.
(6) Includes the following securities held by Walter G. Goodrich on his own behalf: (a) 269,332 shares of common stock, (b) 1,667 shares of common stock issuable upon conversion of 4,000 shares of Series A preferred stock and (c) 47,833 shares of common stock issuable upon the conversion of 42,900 shares of Series B preferred stock. In addition, includes (a) 509,019 shares of common stock held by HGF Partnership, a Louisiana partnership, in which Walter G. Goodrich owns an indirect general partnership interest, (b) 282,134 shares of common stock owned by Goodrich Energy, Inc., a corporation with respect to which Walter G. Goodrich is the sole stockholder, and (c) 61,496 shares of common stock issuable upon conversion of 55,153 shares of Series B preferred stock held by Goodrich Energy. Walter G. Goodrich may be deemed to exercise shared voting and investment power with respect to the shares held by HGF Partnership. Walter G. Goodrich exercises sole voting and investment power with respect to the shares held by Goodrich Energy. Walter G. Goodrich and Henry Goodrich beneficially own 10.1% of the outstanding shares of common stock. Walter G. Goodrich's address is 815 Walker Street, Suite 1040, Houston, Texas 77002.
(7) Includes the following securities: (a) 82,069 shares of common stock held by Henry Goodrich on his own behalf and (b) 509,019 shares of common stock held by HGF Partnership. Henry Goodrich may be deemed to exercise shared voting and investment power with respect to the shares held by HGF Partnership. Henry Goodrich and Walter G. Goodrich beneficially own 10.1% of the outstanding shares of common stock. Henry Goodrich's address is 333 Texas St., Suite 1375, Shreveport, Louisiana 71101.
(8) Includes the following securities: (a) 110,136 shares of common stock held by Mr. Appel on his own behalf, (b) 27,925 shares of common stock issuable upon conversion of 67,015 shares of Series A preferred stock held by Mr. Appel and (c) options to purchase 9,250 shares of common stock. In addition, includes 305,626 shares of common stock issuable upon conversion of 274,104 shares of Series B preferred stock held by a trust of which Mr. Appel is the trustee. Mr. Appel's address is 2148 Federal Avenue, Suite A, Los Angeles, California 90025.
(9) Includes the following securities held by Mr. Turnham on his own behalf:
    (a) 52,545 shares of common stock and (b) 1,375 shares of common stock issuable upon the conversion of 3,300 shares of Series A preferred stock. In addition, includes the following securities held by Mr. Turnham's wife:
    (a) 21,450 shares of common stock and (b) 2,084 shares of common stock issuable upon conversion of 5,000 shares of Series A preferred stock.
(10) Includes the following securities: (a) 53,369 shares of common stock held by Mr. McGovern on his own behalf and (b) warrants to purchase 22,011 shares of common stock held by a partnership in which Mr. McGovern has an approximate 50% interest. In addition, includes options to purchase 2,000 shares of common stock.
(11) Includes for following securities held by Mr. Seeligson on his own behalf: (a) 20,601 shares of common stock and (b) options to purchase 12,063 shares of common stock.
(12) Includes the following securities: (a) 8,088 shares of common stock held by Mr. Benhard on his own behalf, (b) options to purchase 8,313 shares of common stock and (c) 2,500 shares of common stock held by Mr. Benhard's wife.
(13) The number of shares of common stock beneficially owned by all executive officers and directors as a group includes the following securities: (a) 92,285 shares of common stock issuable upon conversion of 221,466 shares of Series A preferred stock, (b) 632,364 shares of common stock issuable upon exercise of 567,143 shares of Series B preferred stock, (c) warrants to purchase 1,621,978 shares of common stock and (d) options to purchase 35,626 shares of common stock.

                          DESCRIPTION OF CAPITAL STOCK

General

   Our authorized capital stock consists of 25,000,000 shares of common stock, par value $0.20 per share, and 10,000,000 shares of preferred stock, par value $1.00 per share, of which 1,375,000 shares are designated as Series A Convertible Preferred Stock and 750,000 shares are designated as Series B Convertible Preferred Stock. As of the date of this prospectus, 12,315,522 shares of our common stock, 796,318 shares of our Series A Convertible Preferred Stock and 660,839 shares of our Series B Convertible Preferred Stock were issued and outstanding.

   The following summary of certain provisions of our capital stock does not purport to be complete and is subject to and qualified in its entirety by our articles of incorporation and bylaws and by the provision of applicable law.

Common Stock

   Holders of common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders. Holders of common stock do not have the right to cumulate their votes in the election of directors. Holders of common stock are entitled to receive dividends when, as and if declared by the board of directors out of funds legally available therefor, subject to any dividend preferences of any outstanding shares of preferred stock. In the event of our liquidation, dissolution or winding up, holders of common stock have the right to share ratably in any assets remaining after the satisfaction in full of all our liabilities and of all liquidation preferences on any outstanding shares of preferred stock. Holders of common stock have no preemptive or preferential rights to purchase or subscribe for any part of any additional securities or rights to convert their common stock into other securities and are not subject to future calls or assessments by us. All outstanding shares of common stock are, and all shares of common stock offered in connection with the offering and to be issued upon conversion of the preferred stock upon issuance will be, fully paid and nonassessable.

Preferred Stock

   Generally. Our board of directors is authorized, without further action by the stockholders, to issue up to 10,000,000 shares of preferred stock and to fix and determine the designations, series, powers, preferences, rights, qualifications, limitations and restrictions of the preferred stock. The rights of the holders of common stock will be subject to, and may be adversely affected by, the rights of the holders of preferred stock. The issuance of a new series of the preferred stock could have the effect of delaying, deferring or preventing a change of control of Goodrich.

   Series A Convertible Preferred Stock. Our certificate of incorporation authorizes 1,375,000 shares of Series A Convertible Preferred Stock. The Series A preferred stock ranks senior to the common stock with respect to dividends and distributions of assets upon our liquidation, dissolution or winding up. There are 796,318 shares of Series A preferred stock outstanding as of the date hereof. The Series A preferred stock has a par value of $1.00 per share, with a liquidation preference of $10.00 per share. It is convertible at the option of the holder at any time, unless earlier redeemed, into shares of our common stock at an initial conversion rate of 0.4167 shares of common stock per share of Series A preferred stock. The Series A preferred stock will automatically convert into common stock if the closing price for the Series A preferred stock exceeds $15.00 per share for ten consecutive trading days.

   Holders of shares of Series A preferred stock are entitled to receive, when, as and if declared by our board of directors, out of any funds legally available for this purpose, cash dividends at the annual rate of 8% or $0.80 per share, accruing without interest and cumulative from the date of first issuance. These dividends are payable quarterly in arrears on March 31, June 30, September 30 and December 31 of each year. Dividends and distributions (other than dividends payable solely in junior ranking capital stock) may not be declared, paid or set apart for payment and purchases, redemptions or other acquisitions of shares of common stock or other junior ranking capital stock unless all accrued and unpaid dividends on the Series A preferred stock have been paid or declared and set apart for payment.

   We may, at our option, redeem all or part of the shares of Series A preferred stock then outstanding, subject to the limitations, if any, imposed by applicable law, at a redemption price of $12.00 per share plus any accrued and unpaid dividends, whether or not declared. There is no mandatory redemption or sinking fund obligation with respect to the Series A preferred stock.

   In the event of a voluntary or involuntary liquidation, dissolution or winding up of Goodrich, holders of shares of Series A preferred stock will be entitled to receive, out of our assets legally available therefor, a sum equal to $10.00 per share of Series A preferred stock, subject to adjustments for stock splits or combinations, plus all dividends, if any, accrued and unpaid to the distribution date.

   Holders of shares of Series A preferred stock have no voting rights, except as required by law, unless dividends payable on the Series A preferred stock fall into arrears in an amount equal to at least six quarterly dividends, whether or not consecutive. In such an event, the number of our directors may be increased by two upon such election by Series A holders, and holders of shares of Series A preferred stock (voting separately as a class with the holders of stock ranking on a parity with the Series A preferred stock and with like voting rights) will be exclusively entitled to elect, at any meeting of stockholders at which directors are to be elected during the period such dividends remain in arrears, such two additional directors to serve until all such dividends have been paid in full or set apart for payment.

   So long as any shares of Series A preferred stock are outstanding, we may not, without the affirmative vote of the holders of at least 66 2/3% of all outstanding shares of Series A preferred stock, voting separately as a class, do the following:

  . amend, alter or repeal any provision of our Certificate of Incorporation or Bylaws to adversely affect the rights of the Series A preferred stock;

  . authorize or issue or increase the authorized amount of any additional class or series of stock ranking senior to the Series A preferred stock; or

  .  effect any reclassification of the Series A preferred stock.

   So long as any shares of Series A preferred stock are outstanding, we may not, without the affirmative vote of the holders of at least 50% of all outstanding shares of Series A preferred stock, voting separately as a class, do the following:

  . authorize or issue or increase the authorized amount of any additional class or series of stock having dividend or liquidation rights on a parity with the Series A preferred stock and having the right to vote on matters as to which the Series A preferred stock is not entitled to vote; or

  . incur indebtedness for money borrowed or authorize or issue stock ranking on a parity with such Series A preferred stock as to dividends or liquidation if adjusted stockholders' equity is less than the liquidation preference of the Series A preferred stock and all stock ranking senior to or on a parity with the Series A preferred stock.

   Upon the occurrence of the first "Ownership Change" with respect to our company, holders of Series A preferred stock have the right, at the holder's option, for a period of 45 days following notice of such change to convert all, but not less than all, of such holder's Series A preferred stock into common stock with an aggregate Market Value equal to the aggregate Adjusted Value of the Series A preferred stock for which conversion is elected. In September 1999, such an Ownership Change occurred when a person became the beneficial owner of more than 30% of our voting stock. Under the terms of our Series A preferred stock, we were required to send notice of such occurrence within 30 days of such event setting forth the details regarding the special conversion right. The board has determined that it is in the best interests of the company to send such notice, and to offer such conversion right, to the current holders of Series A preferred stock, granting such holders a 45 day period in which to elect such conversion at the rate of 0.7813 shares of common stock for each share of Series A preferred stock after the mailing of a notice.

   If a Corporate Change (as defined below) should occur with respect to us, each holder of Series A preferred stock shall have the right, at the holder's option, for a period of 45 days after the mailing of a notice by us that a Corporate Change has occurred, to convert all, but not less than all, of such holder's Series A preferred stock into Marketable Stock (as defined below) with an aggregate Market Value (as defined below) equal to the Adjusted Value (as defined below) of the Series A preferred stock. If following a Corporate Change no Marketable Stock is outstanding, each holder of Series A preferred stock will have a special conversion right, if he so elects, to receive an amount of securities, cash or other property distributed to holders of common stock in the Corporate Change. The value of such amount will equal the Adjusted Value per share of the Series A preferred stock. We or our successor, as the case may be, may, at our/their option, in lieu of providing Marketable Stock, provide the holder with cash equal to the Adjusted Value of the shares of Series A preferred stock. If the Series A preferred stock becomes subject to this special conversion right due to a Corporate Change, the Series A preferred stock remains convertible into the kind and amount of securities, cash or other assets that the holders would have owned immediately after the Corporate Change if the holders had converted the Series A preferred stock immediately before the effective date of the Corporate Change.

   At least 30 days prior to the proposed effective date of a Corporate Change, we will mail to each holder of Series A preferred stock a notice setting forth the details of the proposed Corporate Change and the special conversion right. Within 30 days of the occurrence of a Corporate Change with respect to us, we will mail to each registered holder of Series A preferred stock a notice of such occurrence setting forth details regarding the special conversion right of such Corporate Change. A holder of Series A preferred stock must exercise the special conversion right within the 45-day period after the mailing of such notice of occurrence by us or such special conversion right shall expire. Exercise of such conversion right shall be irrevocable, and dividends on Series A preferred stock tendered for special conversion shall cease to accrue from and after the conversion date.

   As used herein, a "Corporate Change" with respect to us means:

  . the occurrence of any transaction or event in connection with which all or substantially all of our common stock is exchanged for, converted into, acquired for or constitutes solely the right to receive cash, securities, property or other assets; or

  . the conveyance, sale, lease, assignment, transfer or other disposal of all or substantially all of our property, business or assets.

   As used herein, the "Adjusted Value" of a share of Series A preferred stock is an amount equal to the Stated Value; provided, however, that if the Reference Value of a share of common stock exceeds both the Market Value of a share of common stock and the Applicable Value, then the Adjusted Value shall be determined by multiplying the greater of the Market Value of a share of common stock or the Applicable Value by the quotient of the Stated Value of a share of Series A preferred stock divided by the Reference Value per share of common stock.

   As used herein, the "Applicable Value" shall be an amount equal to the sum of the cash, Market Value of Marketable Stock and the value of any other securities, property or other consideration distributed to holders of common stock for each share of common stock upon or in connection with a Corporate Change.

   As used herein, "Market Value" of the common stock, or of the common stock of the corporation that is the successor to all or substantially all of our business and assets as a result of a Corporate Change, shall be the average of the closing market price of such common stock or other common stock, as the case may be, for the five business days ending on the last business day preceding the date of the Ownership Change or Corporate Change.

   As used herein, the term "Marketable Stock" shall mean our common stock or the common stock of our successor as a result of a Corporate Change, which in either case is listed on the NYSE or the American Stock Exchange or approved for quotation in the Nasdaq National Market or any similar system of automated dissemination of quotations of securities prices in the United States.

   As used herein, "Stated Value" of a share of Series A preferred stock converted during the 45-day period following the occurrence of a Corporate Change or an Ownership Change shall mean the price per share we would be required to pay if we exercised our option to redeem such shares on the conversion date, plus an amount equal to the amount by which the Market Value of the common stock exceeds the exercise price of the Warrant.

   As used herein, the term "Reference Value" shall initially mean $1.92 per share; provided, however, that in the event of any adjustment to the conversion price, the Reference Value shall also be adjusted so that the ratio of the Reference Value to the conversion price, after giving effect to any such adjustment, shall always be the same as the ratio of $1.92 to the initial conversion price.

   Series B Convertible Preferred Stock. Our Certificate of Incorporation authorizes 750,000 shares of Series B Convertible preferred stock. The shares of the Series B preferred stock constitute a single series of our preferred stock. The holders of the Series B preferred stock have no preemptive rights with respect to any shares of our capital stock or any of our other securities. The Series B preferred stock is not subject to any sinking fund or other obligation of Goodrich to redeem or retire the Series B preferred stock. The Series B preferred stock has not been approved for listing on any stock exchange.

Anti-Takeover Provisions of Our Certificate of Incorporation and Bylaws

 Classified board of directors and Limitations on Removal of Directors

   Our board of directors is divided into three classes. The directors of each class are elected for three-year terms, with the terms of the three classes staggered so that directors from a single class are elected at each annual meeting of stockholders.

 Written Consent of Stockholders

   Our certificate of incorporation provides that any action required or permitted to be taken by our stockholders may be taken at a duly called meeting of stockholders or by written consent of stockholders owning the minimum number of shares required to approve such action. Any action by our stockholders must be taken at an annual or special meeting of stockholders. Special meetings of the stockholders may be called at any time by the Chairman of the Board, the President, by a majority of the board of directors, on the written request of any two directors, or by the Secretary. A special meeting must be called by the Chairman of the Board, the President or the Secretary when a written request is delivered to such officer, signed by the holders of at least 10% of the issued and outstanding stock entitled to vote at such meeting.

 Advance Notice Procedure for Stockholder Proposals

   Our bylaws establish an advance notice procedure for the nomination of candidates for election as directors, as well as for stockholder proposals to be considered at annual meetings of stockholders. In general, notice of intent to nominate a director must be delivered to or mailed and received at our principal executive offices as follows:

  . with respect to an election to be held at the annual meeting of stockholders, 90 days prior to the anniversary date of the immediately preceding annual meeting of stockholders;

  . with respect to an election to be held at a special meeting of stockholders for the election of directors, not later than the close of business on the 10th day following the day on which such notice of the date of the meeting was mailed to stockholders or public disclosure of the date of the meeting was made, whichever first occurs, and must contain specified information concerning the person to be nominated.

   Notice of stockholders' intent to raise business at an annual meeting must be delivered to or mailed and received at our principal executive offices not less than 90 days prior to the anniversary date of the preceding annual meeting of stockholders. These procedures may operate to limit the ability of stockholders to bring business before a stockholders' meeting, including with respect to the nomination of directors or considering any transaction that could result in a change in control. These advance notice procedures are not applicable prior to the trigger date.

 Limitation of Liability of Officers and Directors

   Our certificate of incorporation provides that no director shall be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director, except for liability as follows:

  . for any breach of the director's duty of loyalty to us or our stockholders;

  . for acts or omissions not in good faith or which involve intentional misconduct or knowing violation of law;

  . for unlawful payment of a dividend or unlawful stock purchase or stock redemption (Section 174 of DGCL); and

  . for any transaction from which the director derived an improper personal benefit.

   The effect of these provisions is to eliminate the rights of Goodrich and our stockholders, through stockholders' derivative suits on behalf of Goodrich, to recover monetary damages against a director for breach of fiduciary duty as a director, including breaches resulting from grossly negligent behavior, except in the situations described above.

 Delaware Takeover Statute

   Under the terms of our certificate of incorporation and as permitted under Delaware law, we have elected not to be governed by Delaware's anti-takeover law. This law provides that specified persons who, together with affiliates and associates, own, or within three years did own, 15% or more of the outstanding voting stock of a corporation may not engage in certain business combinations with the corporation for a period of three years after the date on which the person became an interested stockholder. The law defines the term "business combination" to encompass a wide variety of transactions with or caused by an interested stockholder, including mergers, asset sales and other transactions in which the interested stockholder receives or could receive a benefit on other than a pro rata basis with other stockholders. With approval of our stockholders, we could amend our certificate of incorporation in the future to become governed by the anti-takeover law. This provisions would then have an anti-takeover effect for transactions not approved in advance by our board of directors, including discouraging takeover attempts that might result in a premium over the market price for the shares of our common stock.

Transfer Agent and Registrar

   The transfer agent and registrar for our common stock is ComputerShare, and its address is 311 West Monroe Street, Chicago, Illinois 60606 and telephone number is (312) 588-4700.

Registration Rights

   In connection with our private placements of securities in September 1999 and February 2000 we entered into a registration rights agreement for the benefit of the holders of those securities. The registration rights agreement provides that holders of more than $500,000 of registrable securities or holders of at least 50% of those securities can request that we register their shares for resale by filing a shelf registration statement on their behalf. We have the right to delay any such request for registration for six months following the effectiveness of the registration statement of which this prospectus is a part.

                                  UNDERWRITING

   Under the terms and subject to the conditions contained in the underwriting
agreement dated      , 2000, we have agreed to sell to the underwriters named
below, for whom Jefferies & Company, Inc. is acting as representative, the following respective numbers of shares of our common stock:

                                                                        Number
                               Underwriter                             of Shares
                               -----------                             ---------
   Jefferies & Company, Inc...........................................
                                                                       ---------
     Total............................................................ 4,500,000
                                                                       =========

   The underwriting agreement provides that the underwriters are obligated to purchase all the shares of common stock in this offering if any are purchased, other than those shares covered by the over-allotment option described below. The underwriting agreement also provides that if an underwriter defaults, then the purchase commitments of non-defaulting underwriters may be increased or the offering of common stock may be terminated.

   We have granted to the underwriters a 30-day option to purchase, on a pro rata basis, up to 675,000 additional shares of our common stock at the public offering price less the underwriting discounts and commissions. The option may only be exercised to cover any over-allotments of common stock.

   The underwriters propose to offer the shares of common stock to the public initially at the public offering price on the cover page of this prospectus and
to dealers at that price less a concession of $   per share. The underwriters
and such dealers may allow a discount of $   per share on sales to other
broker/dealers. After the public offering, the public offering price and concession and discount to broker/dealers may be changed by the representative.

   The following summarizes the compensation and estimated expenses that we will pay.

                                                            Total
                                                -----------------------------
                                           Per     Without          With
                                          Share Over-Allotment Over-Allotment
                                          ----- -------------- --------------
   Underwriting discounts and
    commissions.......................... $          $              $
   Other compensation(1).................
   Expenses payable by us................ $          $              $

--------
(1) In connection with our most recent private placement, Jefferies & Company, Inc. will receive a fee in the amount of $100,000.

   We have agreed that we will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the Securities and Exchange Commission a registration statement under the Securities Act of 1933 relating to any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, or publicly disclose the intention to make any such offer, sale, pledge, disposition or filing, without the prior written consent of Jefferies & Company, Inc. for a period of 180 days after the date of this prospectus, except as previously consented to by Jefferies & Company, Inc.

   Our executive officers and directors and certain of our shareholders have agreed that they will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, enter into a transaction which would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our common stock, whether any such aforementioned transaction is to be settled by delivery of our common stock or such other securities, in cash or otherwise, or publicly disclose the intention to make any such offer, sale, pledge or disposition, or to enter into any such transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of Jefferies & Company, Inc. for a period of 180 days after the date of this prospectus.

   Pursuant to SEC short-swing trading rules, H&Q Guaranty is restricted from selling its directly-owned shares of our common stock prior to February 2001.

   We have agreed to indemnify the underwriters against certain liabilities under the Securities Act, or contribute to payments that the underwriters may be required to make in respect thereof.

   In connection with the offering the underwriters may engage in over-allotment transactions, stabilizing transactions, syndicate covering transactions, penalty bids and passive market making in accordance with Regulation M under the Securities Exchange Act of 1934 such as the following:

  . Over-allotment involves sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares, which they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any short position by either exercising their over-allotment option and/or purchasing shares in the open market.

  . Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

  . Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. If the underwriters sell more shares than could be covered by the over-allotment option--a naked short position--that position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

  . Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

  . In passive market making, market makers in the common stock who are underwriters or prospective underwriters may, subject to limitations, make bids for or purchases of the common stock until the time, if any, at which a stabilizing bid is made.

   These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of the common stock or preventing or retarding a decline in the market price of the common stock. As a result the price of the common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on The New York Stock Exchange or otherwise and, if commenced, may be discontinued without notice at any time.

                                 LEGAL MATTERS

   The validity of the securities offered hereby will be passed upon for us by Vinson & Elkins L.L.P, Houston, Texas. The underwriters have been represented by Skadden, Arps, Slate, Meagher & Flom LLP, Los Angeles, California.

                            INDEPENDENT ACCOUNTANTS

   The financial statements of Goodrich Petroleum Corporation and subsidiaries as of December 31, 1999 and 1998, and for each of the years in the three-year period ended December 31, 1999, have been included herein and in the registration statement in reliance upon the report of KPMG, LLP, independent public accountants, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

                        INDEPENDENT PETROLEUM ENGINEERS

   Information relating to the estimated proved reserves of oil and natural gas and the related statements of future cash flows and present values of future net revenues thereof and other related calculations as of January 1, 2000 included herein and in the notes to our financial statements have been prepared by Coutret & Associates, Inc., independent petroleum engineers.

                      WHERE YOU CAN FIND MORE INFORMATION

   This prospectus is part of a registration statement on Form S-1 that we have filed with the SEC under the Securities Act with respect to the common stock offered in this prospectus. This prospectus does not contain all of the information that is in the registration statement. Certain parts of the registration statement are omitted as allowed by the rules and regulations of the SEC. We refer you to the registration statement for further information about our company and the securities offered in this prospectus.

   We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. Those reports, proxy statements and other information, as well as the registration statement of which this prospectus forms a part, can be inspected and copied at the Public Reference Room maintained by the SEC at Room 1024, 450 Fifth Street, N.W., Washington, DC 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330.

   The SEC maintains a World Wide Web site on the Internet at http://www.sec.gov that contains reports, proxy and information statements and other information regarding us, as well as the registration statement of which this prospectus forms a part. The reports, proxy and information statements and other information concerning us also can be inspected and copied at the offices of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005, on which our common stock is listed.

                          GLOSSARY OF TECHNICAL TERMS

   The definitions below apply to the technical terms used in this prospectus. All volumes of natural gas referred to herein are stated at the legal pressure base of the state or area where the reserves exist and at 60 degrees Fahrenheit and in most instances are rounded to the nearest major multiple.

   After payout. With respect to an oil or gas interest in a property, refers to the time period after which the costs to drill and equip a well have been recovered.

   Bbl. One stock tank barrel, or 42 U.S. gallons liquid volume, used herein in reference to crude oil or other liquid hydrocarbons.

   Bcf. Billion cubic feet.

   Bcfe. Billion cubic feet equivalent, determined using the ratio of six Mcf of natural gas to one Bbl of crude oil, condensate or natural gas liquids.

   Boe. Barrels of oil equivalent, determined using the ratio of six Mcf of natural gas to one Bbl of crude oil, condensate or natural gas liquids.

   Btu or British Thermal Unit. The quantity of heat required to raise the temperature of one pound of water by one degree Fahrenheit.

   Completion. The installation of permanent equipment for the production of oil or gas or, in the case of a dry hole, the reporting of abandonment to the appropriate agency.

   Developed acreage. The number of acres which are allocated or assignable to producing wells or wells capable of production.

   Development well. A well drilled within the proved area of an oil or gas reservoir to the depth of a stratigraphic horizon believed to be productive.

   Dry hole. A well found to be incapable of producing hydrocarbons in sufficient quantities such that proceeds from the sale of such production exceed production expenses and taxes.

   Exploratory well. A well drilled to find and produce oil or gas reserves not classified as proved, to find a new reservoir in a field previously found to be productive of oil or gas in another reservoir or to extend a known reservoir.

   Farm-in or farm-out. An agreement whereunder the owner of a working interest in an oil and natural gas lease assigns the working interest or a portion thereof to another party who desires to drill on the leased acreage. Generally, the assignee is required to drill one or more wells in order to earn its interest in the acreage. The assignor usually retains a royalty or reversionary interest in the lease. The interest received by an assignee is a "farm-in" while the interest transferred by the assignor is a "farm-out."

   Field. An area consisting of a single reservoir or multiple reservoirs all grouped on or related to the same individual geological structural feature and/or stratigraphic condition.

   Finding costs. Costs associated with acquiring exploring for and developing proved oil and natural gas reserves, including all costs involved in acquiring acreage, geological and geophysical work and the cost of drilling and completing wells.

   Gross acres or gross wells. The total acres or wells, as the case may be, in which a working interest is owned.

   MBbls. One thousand barrels of crude oil or other liquid hydrocarbons.

   Mcf. One thousand cubic feet.

   Mcfe. One thousand cubic feet equivalent, determined using the ratio of six Mcf of natural gas to one Bbl of crude oil, condensate or natural gas liquids.

   MMBbls. One million barrels of crude oil or other liquid hydrocarbons.

   MMBtu. One million British Thermal Units.

   MMcf. One million cubic feet.

   MMcf/d. One million cubic feet per day.

   MMcfe. One million cubic feet equivalent, determined using the ratio of six Mcf of natural gas to one Bbl of crude oil, condensate or natural gas liquids.

   Net acres or net wells. The sum of the fractional working interests owned in gross acres or gross wells.

   Normally pressured reservoirs. Reservoirs with a formation-fluid pressure equivalent to 0.465 psi per foot of depth from the surface. For example, if the formation pressure is 4,650 psi at 10,000 feet, then the pressure is considered to be normal.

   Over-pressured reservoirs. Reservoirs subject to abnormally high pressure as a result of certain types of subsurface formations.

   Present value. When used with respect to oil and natural gas reserves, the estimated future gross revenue to be generated from the production of proved reserves, net of estimated production and future development costs, using prices and costs in effect as of the date indicated, without giving effect to nonproperty-related expenses such as general and administrative expenses, debt service and future income tax expense or to depreciation, depletion and amortization, discounted using an annual discount rate of 10%.

   Productive well. A well that is found to be capable of producing hydrocarbons in sufficient quantities such that proceeds from the sale of such production exceed production expenses and taxes.

   Proved developed non-producing reserves. Proved developed reserves expected to be recovered from zones behind casing in existing wells.

   Proved developed producing reserves. Proved developed reserves that are expected to be recovered from completion intervals currently open in existing wells and able to produce to market.

   Proved developed reserves. Proved reserves that can be expected to be recovered from existing wells with existing equipment and operating methods.

   Proved reserves. The estimated quantities of crude oil, natural gas and natural gas liquids that geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions.

   Proved undeveloped location. A site on which a development well can be drilled consistent with spacing rules for purposes of recovering proved undeveloped reserves.

   Proved undeveloped reserves. Proved reserves that are expected to be recovered from new wells on undrilled acreage or from existing wells where a relatively major expenditure is required for recompletion.

   PV-10 Value. The present value of estimated future revenues to be generated from the production of proved reserves, calculated in accordance with Commission guidelines, net of estimated production and future development costs, using prices and costs as of the date of estimation without future escalation, without giving effect to non-property related expenses such as general and administrative expenses, debt service, future income tax expense and depreciation, depletion and amortization, and discounted using an annual discount rate of 10%.

   Recompletion. The completion for production of an existing well bore in another formation from that in which the well has been previously completed.

   Reservoir. A porous and permeable underground formation containing a natural accumulation of producible oil and/or gas that is confined by impermeable rock or water barriers and is individual and separate from other reservoirs.

   Royalty interest. An interest in an oil and natural gas property entitling the owner to a share of oil or gas production free of costs of production.

   3-D seismic data. Three-dimensional pictures of the subsurface created by collecting and measuring the intensity and timing of sound waves transmitted into the earth as they reflect back to the surface.

   Undeveloped acreage. Lease acreage on which wells have not been drilled or completed to a point that would permit the production of commercial quantities of oil and natural gas regardless of whether such acreage contains proved reserves.

   Working interest. The operating interest that gives the owner the right to drill, produce and conduct operating activities on the property and a share of production.

   Workover. Operations on a producing well to restore or increase production.

                         INDEX TO FINANCIAL STATEMENTS

Consolidated Balance Sheets at June 30, 2000 (Unaudited) and December 31,
 1999.....................................................................  F-2
Consolidated Statements of Operations (Unaudited) Six Months Ended June
 30, 2000 and 1999........................................................  F-3
Consolidated Statements of Cash Flows (Unaudited) Six Months Ended June
 30, 2000 and 1999........................................................  F-4
Consolidated Statements of Stockholders' Equity and Comprehensive Income
 (Unaudited) Six Months Ended June 30, 2000 and 1999......................  F-5
Notes to Consolidated Financial Statements June 30, 2000 and 1999
 (Unaudited)..............................................................  F-6
Independent Auditors' Report..............................................  F-9
Consolidated Balance Sheets at December 31, 1999 and 1998................. F-10
Consolidated Statements of Operations Years Ended December 31, 1999, 1998
 and 1997................................................................. F-11
Consolidated Statements of Cash Flows Years Ended December 31, 1999, 1998
 and 1997................................................................. F-12
Consolidated Statements of Stockholders' Equity and Comprehensive Income
 Year Ended December 31, 1999, 1998 and 1997.............................. F-13
Notes to Consolidated Financial Statements December 31, 1999.............. F-14

                GOODRICH PETROLEUM CORPORATION AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                                                       June 30,    December 31,
                                                         2000          1999
                                                      -----------  ------------
                                                      (Unaudited)
                       ASSETS
CURRENT ASSETS
  Cash and cash equivalents.......................... $ 4,952,434  $ 5,929,229
  Accounts receivable
    Trade and other, net of allowance................     808,837      669,741
    Accrued oil and gas revenue......................   4,298,895    1,937,711
  Prepaid insurance and other........................      25,050       53,806
                                                      -----------  -----------
    Total current assets.............................  10,085,216    8,590,487
                                                      -----------  -----------
PROPERTY AND EQUIPMENT
  Oil and gas properties (successful efforts
   method)...........................................  71,459,022   65,401,168
  Furniture, fixtures and equipment..................     223,175      213,524
                                                      -----------  -----------
                                                       71,682,197   65,614,692
  Less accumulated depletion, depreciation and
   amortization...................................... (22,651,070) (19,566,835)
                                                      -----------  -----------
    Net property and equipment.......................  49,031,127   46,047,857
                                                      -----------  -----------
OTHER ASSETS
  Restricted Cash....................................   1,320,000           --
  Other..............................................   1,425,765    1,620,208
                                                      -----------  -----------
    Total Other Assets...............................   2,745,765    1,620,208
                                                      -----------  -----------
      TOTAL ASSETS................................... $61,862,108  $56,258,552
                                                      ===========  ===========
        LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES
  Current portion of long term debt.................. $ 3,600,000  $ 3,600,000
  Accounts payable...................................   2,994,107    2,711,746
  Accrued liabilities................................   1,677,391    1,326,995
  Current portion other non-current liabilities......     821,454    1,182,306
                                                      -----------  -----------
    Total current liabilities........................   9,092,952    8,821,047
                                                      -----------  -----------
LONG TERM DEBT.......................................  31,712,853   33,353,117
OTHER NON-CURRENT LIABILITIES
  Production payment payable.........................   1,342,462    1,630,784
  Accrued abandonment costs..........................   3,223,757    3,108,281
  Accrued interest long term debt....................     749,440      251,154
PREFERRED STOCKHOLDERS EQUITY IN A SUBSIDIARY
 COMPANY.............................................          --    2,683,125
STOCKHOLDERS' EQUITY
  Preferred stock; authorized 10,000,000 shares:
  Series A convertible preferred stock, parvalue
   $1.00 per share; issued and outstanding 796,318
   shares (liquidation preference $10 per share,
   aggregating to $7,963,180)........................     796,318      796,318
  Series B convertible preferred stock, par value
   $1.00 per share; issued and outstanding 662,700
   and 665,759 shares, respectively (liquidation
   preference $10 per share, aggregating to
   $6,627,000).......................................     662,700      665,759
  Common stock, par value $0.20 per share; authorized
   25,000,000 shares; issued and outstanding
   8,985,789 shares..................................   1,797,158    1,083,434
  Additional paid-in capital.........................  25,115,768   18,156,114
  Accumulated deficit................................ (12,631,300) (14,290,581)
                                                      -----------  -----------
      Total stockholders' equity.....................  15,740,644    6,411,044
                                                      -----------  -----------
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY........... $61,862,108  $56,258,552
                                                      ===========  ===========

                See notes to consolidated financial statements.

                GOODRICH PETROLEUM CORPORATION AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                                  (Unaudited)

                                                        Six Months Ended June
                                                                 30,
                                                       -----------------------
                                                          2000        1999
                                                       ----------- -----------
REVENUES
  Oil and gas sales................................... $11,066,051 $ 5,607,822
  Other...............................................     285,880     163,404
                                                       ----------- -----------
    Total revenues....................................  11,351,931   5,771,226
                                                       ----------- -----------
EXPENSES
  Lease operating expense and production taxes........   3,044,567   1,367,534
  Depletion, depreciation and amortization............   2,568,106   2,466,956
  Exploration.........................................     726,187     822,074
  Interest expense....................................   2,391,993   1,082,172
  General and administrative..........................   1,197,257   1,125,260
  Preferred dividend requirements of a subsidiary.....      38,364          --
                                                       ----------- -----------
    Total costs and expenses..........................   9,966,474   6,863,996
                                                       ----------- -----------
GAIN (LOSS) ON SALE OF ASSETS.........................     273,824    (519,495)
                                                       ----------- -----------
INCOME (LOSS) BEFORE INCOME TAXES.....................   1,659,281  (1,612,265)
                                                       ----------- -----------
  Income taxes........................................          --          --
NET INCOME (LOSS).....................................   1,659,281  (1,612,265)
  Preferred stock dividends (2000 and 1999 amounts in
   arrears)...........................................     603,552     627,824
                                                       ----------- -----------
INCOME (LOSS) APPLICABLE TO COMMON STOCK.............. $ 1,055,729 $(2,240,089)
                                                       =========== ===========
BASIC INCOME (LOSS) PER AVERAGE COMMON SHARE.......... $       .13 $      (.43)
                                                       =========== ===========
DILUTED INCOME (LOSS) PER AVERAGE COMMON SHARE........         .10        (.43)
                                                       =========== ===========
AVERAGE COMMON SHARES OUTSTANDING--BASIC..............   7,972,848   5,254,501
                                                       =========== ===========
AVERAGE COMMON SHARES OUTSTANDING--DILUTED............  11,111,691   5,254,501
                                                       =========== ===========


                See notes to consolidated financial statements.

                GOODRICH PETROLEUM CORPORATION AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                  (Unaudited)

                                                    Six Months Ended June 30,
                                                    ---------------------------
                                                        2000          1999
                                                    ------------  -------------
OPERATING ACTIVITIES
  Net income (loss)...............................  $  1,659,281  $  (1,612,265)
  Adjustments to reconcile net income (loss) to
   net cash provided by operating activities
   Depletion, depreciation and amortization.......     2,568,106      2,466,956
   Amortization of leasehold costs................       516,130        563,506
   Amortization of deferred debt-financing........       226,178             --
   Accrued interest on private placement
    borrowings....................................       498,286             --
   Amortization of detachable stock purchase
    warrants......................................       285,000             --
   Amortization of production payment discount....       121,410             --
   Preferred dividends of subsidiary..............        38,364             --
   (Gain) Loss on sale of asset...................      (273,824)       519,495
   Director stock grant...........................        30,000         30,000
   Capital expenditures charged to income.........         4,709         43,922
                                                    ------------  -------------
                                                       5,673,640      2,011,614
  Net change in:
   Accounts receivable............................    (2,500,280)     1,667,852
   Prepaid insurance and other....................        27,020        (41,669)
   Accounts payable...............................       282,361     (1,027,299)
   Accrued liabilities............................       350,396       (774,712)
   Other Liabilities..............................      (484,525)            --
                                                    ------------  -------------
    Net cash provided by operating activities.....     3,348,612      1,835,786
                                                    ------------  -------------
INVESTING ACTIVITIES
  Proceeds from sales of assets...................       426,050        240,105
  Acquisition of oil and gas properties...........    (1,198,631)            --
  Capital expenditures............................    (5,025,809)    (1,525,583)
                                                    ------------  -------------
    Net cash used in investing activities.........    (5,798,390)    (1,285,478)
                                                    ------------  -------------
FINANCING ACTIVITIES
  Proceeds from private placement of common
   stock..........................................     4,500,000             --
  Principal payments of bank borrowings...........    (1,925,264)      (600,000)
  Exercise of stock purchase warrants.............       217,511             --
  Exercise of employee stock options..............       191,444             --
  Exercise of director stock options..............         9,875             --
  Net change in restricted cash...................    (1,320,000)            --
  Production payments.............................      (170,583)            --
  Payment of debt restructure costs...............       (30,000)            --
                                                    ------------  -------------
    Net cash provided by (used in) financing
     activities...................................     1,472,983       (600,000)
                                                    ------------  -------------
NET DECREASE IN CASH AND CASH EQUIVALENTS.........      (976,795)       (49,692)
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD..     5,929,229         95,630
                                                    ------------  -------------
CASH AND CASH EQUIVALENTS AT END OF PERIOD........  $  4,952,434  $      45,938
                                                    ============  =============

                See notes to consolidated financial statements.

                GOODRICH PETROLEUM CORPORATION AND SUBSIDIARIES

   CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY AND COMPREHENSIVE INCOME
                    Six Months Ended June 30, 2000 and 1999
                                  (Unaudited)

                                                                                                        Accumulated Other
                      Series A*          Series B*                                                        Comprehensive
                   Preferred Stock    Preferred Stock        Common Stock                                Loss Unrealized
                  ------------------ ------------------  -------------------- Additional                 Gain (Loss) on
                   Number     Par     Number     Par      Number                Paid-In   Accumulated      Marketable
                  of Shares  Value   of Shares  Value    of Shares Par Value    Capital     Deficit     Equity Securities
                  --------- -------- --------- --------  --------- ---------- ----------- ------------  -----------------
Balance at
December 31,
1998............   796,318  $796,318  750,000  $750,000  5,247,705 $1,049,541 $15,226,027 $(12,461,598)     $(400,900)
Net loss........        --        --       --        --         --         --          --   (1,612,265)            --
Realized loss on
sale of
marketable
securities......        --        --       --        --         --         --          --           --        400,900
Total
Comprehensive
Income (Loss)...        --        --       --        --         --         --          --           --             --
Directors stock
grant...........        --        --       --        --     30,000      6,000      24,000           --             --
                   -------  --------  -------  --------  --------- ---------- ----------- ------------      ---------
Balance at June
30, 1999........   796,318  $796,318  750,000  $750,000  5,277,705 $1,055,541 $15,250,027 $(14,073,863)            --
                   =======  ========  =======  ========  ========= ========== =========== ============      =========
Balance at
December 31,
1999............   796,318  $796,318  665,759  $665,759  5,417,171 $1,083,434 $18,156,114 $(14,290,581)            --
Net Income......        --        --       --        --         --         --          --    1,659,281             --
Total
Comprehensive
Income .........        --        --       --        --         --         --          --           --             --
Issuance of
common stock....        --        --       --        --  1,533,333    306,667   4,193,333           --             --
Conversion of
preferred stock
of subsidiary to
common stock....        --        --       --        --  1,547,665    309,533   2,411,956           --             --
Exercise of
director stock
option..........        --        --       --        --     12,500      2,500       7,375           --             --
Exercise of
common stock
purchase
warrants........        --        --       --        --    220,011     44,002     173,509           --             --
Exercise of
employee stock
option..........        --        --       --        --    245,698     49,140     142,304           --             --
Director stock
grant...........        --        --       --        --      6,000      1,200      28,800           --             --
Conversion of
Series B
preferred stock
to common
stock...........        --        --  (3,059)    (3,059)     3,411        682       2,377           --             --
                   -------  --------  -------  --------  --------- ---------- ----------- ------------      ---------
Balance at June
30, 2000........   796,318  $796,318  662,700  $662,700  8,985,789 $1,797,158 $25,115,768 $(12,631,300)            --
                   =======  ========  =======  ========  ========= ========== =========== ============      =========
                      Total
                  Stockholders'
                     Equity
                  -------------
Balance at
December 31,
1998............   $ 4,959,388
Net loss........    (1,612,265)
Realized loss on
sale of
marketable
securities......       400,900
                  -------------
Total
Comprehensive
Income (Loss)...    (1,211,365)
Directors stock
grant...........        30,000
                  -------------
Balance at June
30, 1999........   $ 3,778,023
                  =============
Balance at
December 31,
1999............   $ 6,411,044
Net Income......     1,659,281
                  -------------
Total
Comprehensive
Income .........     1,659,281
Issuance of
common stock....     4,500,000
Conversion of
preferred stock
of subsidiary to
common stock....     2,721,489
Exercise of
director stock
option..........         9,875
Exercise of
common stock
purchase
warrants........       217,511
Exercise of
employee stock
option..........       191,444
Director stock
grant...........        30,000
Conversion of
Series B
preferred stock
to common
stock...........            --
                  -------------
Balance at June
30, 2000........   $15,740,644
                  =============

----
* Dividends are cumulative and arrearages amounted to $1,852,994 and $627,824 or $.23 and $.12 per share at June 30, 2000 and 1999, respectively.

                See notes to consolidated financial statements.

                GOODRICH PETROLEUM CORPORATION AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                             June 30, 2000 and 1999
                                  (Unaudited)

NOTE A--Basis of Presentation

   Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to rules and regulations of the Securities and Exchange Commission; however, the Company believes the disclosures which are made are adequate to make the information presented not misleading. The financial statements and footnotes included in this registration statement should be read in conjunction with the financial statements and notes thereto included in the Company's annual report on Form 10-K for the year ended December 31, 1999.

   In the opinion of the Company, the accompanying unaudited consolidated financial statements contain all adjustments (consisting of only normal recurring accruals) necessary to present fairly the financial position of the Company as of June 30, 2000 and the results of its operations for the six months ended June 30, 2000 and 1999.

   The results of operations for the six month period ended June 30, 2000 are not necessarily indicative of the results to be expected for the full year.

NOTE B--Conversion of Convertible Notes

   On July 27, 2000, the Company announced its intention to call and convert approximately $12,900,000 in principal and interest in convertible notes into common stock of the Company at $4.00 per share. The Company notified the holders of the convertible notes that it intends to prepay the principal and accrued interest, plus a prepayment penalty of ten percent (10%)($645,000), on the Goodrich Petroleum--Lafitte, LLC portion of the notes, on August 17, 2000. In lieu of taking cash for the notes, the noteholders have the right to convert all of their principal and accrued interest into common stock of the Company at $4.00 per share. The conversion of the notes will increase stockholders equity by approximately $10,100,000 to approximately $25,841,000.

   The Company has secured an underwriting to assist in the purchase of the notes of any of the noteholders that elect not to convert their principal and interest into the Company's common stock. Any notes purchased by the underwriters will be converted into the common stock of the Company at $4.00 per share. Two of the underwriters are, or are affiliates of, members of the Company's board. Each underwriter will receive 15,000 shares of the Company's common as compensation for their services. In addition, one of the underwriters will receive an additional 15,000 shares of common stock for their role as agent for the noteholders. The underwriters will then convert these notes into common stock of the Company at $4.00 per share.

NOTE C--Acquisition of Oil and Gas Properties

   On March 2, 2000, the Company completed its acquisition of working interests in the Burrwood and West Delta 83 Fields, comprising approximately 8,600 acres, in Plaquemines Parish, Louisiana for $1,650,000 and the assumption of the fields plugging and abandonment obligation estimated at $5,000,000. The Company acquired an approximate 95% working interest of all rights from the surface to approximately 10,600' and an approximate 47.5% working interest in the deep rights below 10,600'. In connection with the acquisition the Company secured a performance bond and established an escrow account to be used for the payment of obligations associated with the plugging and abandonment of the wells, salvage and removal of platforms and related equipment, and the site restoration of the fields. Required escrowed outlays include an initial cash payment of $750,000 and monthly cash payments of $70,000 beginning June 1, 2000 and continuing until June 1, 2005 subject to a redetermination at August 1, 2000. In addition, as part of the purchase agreement, the

                GOODRICH PETROLEUM CORPORATION AND SUBSIDIARIES

Company has agreed to shoot a 3-D seismic survey over the fields by June 30, 2001 or remit payment to the seller in the amount of $3,500,000. The cost of the seismic study is expected to be approximately $2,500,000 and the Company has escrowed cash compensating balances of $500,000 with Compass Bank to be used solely for payments or reimbursements of amounts expended in satisfaction of the seismic requirement.

NOTE D--Private Placement

   On February 18, 2000, the Company completed a private placement of shares of its common stock resulting in net proceeds to the Company of $4,500,000. The Company issued 1,533,333 shares of common stock in an offering, which began on January 28, 2000. The $4,500,000 in offering proceeds, in addition to the Company's existing working capital and anticipated cash flow from operations, have been used to assist in the acquisition of and will be used in the development of the Burrwood and West Delta 83 fields, and to further develop the Lafitte field purchased in 1999. The Company owns an approximate 49% working interest in the Lafitte field in Jefferson Parish, Louisiana, which was acquired in September 1999.

Note E--Conversion of Preferred Units

   On January 28, 2000, the Company notified holders of Goodrich Petroleum Company, LLC's Series A Preferred Units that it intended to call for redemption all the outstanding units which were convertible into the Company's common stock at $2.00 per share. On February 17, 2000, all of the holders of the Preferred Units, representing one hundred percent of the 300,000 of outstanding Units, converted the Units into approximately 1,550,000 shares of the common stock of Goodrich Petroleum Corporation. The conversion of the preferred units and private placement increased the Company's stockholders equity by approximately $7,200,000.

NOTE F--Lafitte Field Acquisition

   On September 23, 1999 the Company acquired an approximate 49% working interest in the Lafitte Field located in Jefferson Parish, Louisiana for $2,940,000. The field encompasses over 8,000 acres and is located approximately thirty miles south of New Orleans. The Company commenced development activities in the fourth quarter of 1999.

   The consideration granted to seller included a production payment to be satisfied through the delivery of production from the property. In connection with the transaction, the Company recorded a production payment liability of approximately $2,200,000, representing the discounted present value of the estimated production payments necessary to satisfy the obligation.

   Additionally, the Company recorded a $3,800,000 liability for its interest in the estimated plugging and abandonment costs assumed in connection with the purchase. It is expected that approximately $265,000 of the costs will be funded within the next 12 months.

NOTE G--Commitments and Contingencies

   The U.S. Environmental Protection Agency ("EPA") has identified the Company as a potentially responsible party ("PRP") for the cost of clean-up of "hazardous substances" at an oil field waste disposal site in Vermilion Parish, Louisiana. The Company has estimated that the remaining cost of long-term clean up of the site will be approximately $3.5 million with the Company's percentage of responsibility to be approximately 3.05%. As of June 30, 2000, the Company has paid approximately $321,000 in costs related to this matter and $122,500 accrued for the remaining liability. These costs have not been discounted to their present value. The EPA and the PRPs will continue to evaluate the site and revise estimates for the long-term

                GOODRICH PETROLEUM CORPORATION AND SUBSIDIARIES clean up of the site. There can be no assurance that the cost of clean up and the Company's percentage responsibility will not be higher than currently estimated. In addition, under the federal environmental laws, the liability costs for the clean-up of the site is joint and several among all PRPs. Therefore, the ultimate cost of the clean up to the Company could be significantly higher than the amount presently estimated or accrued for this liability.

NOTE H--Income (Loss) Per Share

   Net income (loss) was used as the numerator in computing both basic and diluted income (loss) per Common share for the three and six months ended June 30, 2000 and 1999. The following table reconciles the weighted-average shares outstanding used for these computations.

                                         Reconciliation of Shares Outstanding
                                       -----------------------------------------
                                        Three Months Ended    Six Months Ended
                                             June 30,             June 30,
                                       -------------------- --------------------
                                          2000      1999       2000      1999
                                       ---------- --------- ---------- ---------
Basic Method..........................  8,892,668 5,261,221  7,972,848 5,254,501
Dilutive Stock Warrants...............  2,822,658        --  2,641,459        --
Dilutive Stock Options................    341,960        --    497,384        --
                                       ---------- --------- ---------- ---------
Diluted Method........................ 12,057,286 5,261,221 11,111,691 5,254,501

   The computations of earnings per share in the consolidated Statements of operations did not consider outstanding convertible notes convertible into 3,187,360 shares of common stock and convertible preferred stock convertible into 1,070,737 shares of common stock for the three and six months ended June 30, 2000 because the effects of these convertible securities would have improved the Company's earnings per share.

   Beginning in 1999, the Company suspended dividend payments on its Series A and Series B convertible preferred stock. Dividends on both classes of its preferred stock are cumulative and arrearages amounted to $603,000 and $628,000 for the six months ended June 30, 2000 and 1999, respectively. Total cumulative arrearages amounted to $1,853,000 at June 30, 2000. Accordingly, undeclared dividends held in arrears have been considered in computing per share amounts applicable to common stockholders.

   As of June 30, 2000, the Company had not paid dividends on the Series A preferred stock for six consecutive quarters. Accordingly, the Series A preferred holders are entitled to elect two members to the Company's board of directors.

NOTE I--Stock Option Plan

   At the March 29, 2000 board of directors meeting, the Compensation Committee voted to accelerate the vesting schedule on options granted to employees on February 25, 1999. The vesting period for the applicable options was immediate and the total number of options affected was 235,698.

NOTE J--Income Taxes

   No provision for income taxes has been recorded for the Company for the six months ended June 30, 2000 and 1999 due to the availability of net operating loss carry forwards in 2000 and its incurring a net operating loss for the 1999 period. A valuation allowance has been provided for the amount of net operating losses incurred in 1999.

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors and Stockholders
Goodrich Petroleum Corporation:

   We have audited the accompanying consolidated balance sheets of Goodrich Petroleum Corporation and Subsidiaries as of December 31, 1999 and 1998, and the related consolidated statements of operations, stockholders' equity and comprehensive income and cash flows for each of the years in the three year period ended December 31, 1999. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

   We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

   In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Goodrich Petroleum Corporation and Subsidiaries as of December 31, 1999 and 1998, and the results of their operations and their cash flows for each of the years in the three year period ended December 31, 1999, in conformity with generally accepted accounting principles.

KPMG LLP

Shreveport, Louisiana
March 29, 2000

                GOODRICH PETROLEUM CORPORATION AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                                                      December 31,  December 31,
                                                          1999          1998
                                                      ------------  ------------
                       ASSETS
CURRENT ASSETS
  Cash and cash equivalents.......................... $ 5,929,229   $    95,630
  Marketable equity securities.......................          --       358,700
  Accounts receivable
    Trade and other, net of allowance................     669,741     2,197,179
    Accrued oil and gas revenue......................   1,937,711     1,089,226
  Prepaid insurance..................................      53,806       184,898
                                                      -----------   -----------
    Total current assets.............................   8,590,487     3,925,633
                                                      -----------   -----------
PROPERTY AND EQUIPMENT
  Oil and gas properties.............................  65,401,168    53,320,832
  Furniture, fixtures and equipment..................     213,524       195,279
                                                      -----------   -----------
                                                       65,614,692    53,516,111
  Less accumulated depletion, depreciation and
   amortization...................................... (19,566,835)  (13,720,009)
                                                      -----------   -----------
    Net property and equipment.......................  46,047,857    39,796,102
                                                      -----------   -----------
OTHER ASSETS.........................................   1,620,208       314,853
                                                      -----------   -----------
    TOTAL ASSETS..................................... $56,258,552   $44,036,588
                                                      ===========   ===========
        LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES
  Current portion of long term debt.................. $ 3,600,000   $29,500,000
  Accounts payable...................................   2,711,746     7,763,507
  Accrued liabilities................................   1,326,995     1,813,693
  Current portion other noncurrent liabilities.......   1,182,306            --
                                                      -----------   -----------
    Total current liabilities........................   8,821,047    39,077,200
                                                      -----------   -----------
LONG TERM DEBT.......................................  33,353,117            --
OTHER NONCURRENT LIABILITIES
  Production payment payable.........................   1,630,784            --
  Accrued abandonment costs..........................   3,108,281            --
  Accrued interest on long term debt.................     251,154            --
                                                      -----------   -----------
    Total liabilities................................  47,164,383    39,077,200
                                                      -----------   -----------
PREFERRED STOCKHOLDERS EQUITY IN A SUBSIDIARY
 COMPANY.............................................   2,683,125            --
STOCKHOLDERS' EQUITY
  Preferred stock; authorized 10,000,000 shares:
    Series A convertible preferred stock, par value
     $1 per share; issued and outstanding 796,318
     shares (liquidating preference $10 per share,
     aggregating to $7,963,180)......................     796,318       796,318
    Series B convertible preferred stock, par value
     $1 per share; issued and outstanding 665,759 and
     750,000 shares (liquidation preference $10 per
     share, aggregating to $6,657,590)...............     665,759       750,000
  Common stock, par value $0.20 per share; authorized
   25,000,000 shares; issued and outstanding
   5,417,171 and 5,247,703 shares....................   1,083,434     1,049,541
  Additional paid-in capital.........................  18,156,114    15,226,027
  Accumulated deficit................................ (14,290,581)  (12,461,598)
  Accumulated other comprehensive income.............          --      (400,900)
                                                      -----------   -----------
    Total stockholders' equity.......................   6,411,044     4,959,388
                                                      -----------   -----------
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY........... $56,258,552   $44,036,588
                                                      ===========   ===========

                See notes to consolidated financial statements.

                GOODRICH PETROLEUM CORPORATION AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                                Year Ended December 31,
                                          -------------------------------------
                                             1999         1998         1997
                                          -----------  -----------  -----------
REVENUES
  Oil and gas sales.....................  $13,734,691  $ 9,836,863  $11,351,586
  Pipeline joint venture................           --           --    1,078,397
  Other.................................      285,883      755,010      471,378
                                          -----------  -----------  -----------
    Total revenues......................   14,020,574   10,591,873   12,901,361
                                          -----------  -----------  -----------
COSTS AND EXPENSES
  Lease operating expense and production
   taxes................................    3,591,427    2,821,515    2,316,006
  Depletion, depreciation and
   amortization.........................    4,743,608    4,094,447    4,862,754
  Exploration...........................    1,656,158    6,010,425    3,205,730
  Impairment of oil and gas properties..      465,465    1,075,853      549,792
  Interest expense......................    2,810,576    1,909,849    1,416,675
  General and administrative............    1,989,703    2,399,332    2,627,672
  Preferred dividend requirements of
   subsidiary...........................       73,125           --           --
                                          -----------  -----------  -----------
    Total costs and expenses............   15,330,062   18,311,421   14,978,629
                                          -----------  -----------  -----------
GAIN (LOSS) ON SALES OF ASSETS..........     (519,495)       4,206      688,304
                                          -----------  -----------  -----------
LOSS BEFORE INCOME TAXES................   (1,828,983)  (7,715,342)  (1,388,964)
  Income Taxes..........................           --           --           --
                                          -----------  -----------  -----------
NET LOSS................................   (1,828,983)  (7,715,342)  (1,388,964)
  Preferred stock dividends (1999
   amounts in arrears)..................    1,249,343    1,255,638    1,205,210
                                          -----------  -----------  -----------
LOSS APPLICABLE TO COMMON STOCK.........  $(3,078,326) $(8,970,980) $(2,594,174)
                                          ===========  ===========  ===========
BASIC LOSS PER AVERAGE COMMON SHARE.....  $      (.58) $     (1.71) $      (.50)
                                          ===========  ===========  ===========
DILUTED LOSS PER AVERAGE COMMON SHARE...  $      (.58) $     (1.71) $      (.50)
                                          ===========  ===========  ===========
AVERAGE COMMON SHARES OUTSTANDING.......    5,288,011    5,243,105    5,229,307
                                          ===========  ===========  ===========


                See notes to consolidated financial statements.

                GOODRICH PETROLEUM CORPORATION AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                Year Ended December 31,
                                          -------------------------------------
                                             1999         1998         1997
                                          -----------  -----------  -----------
OPERATING ACTIVITIES
 Net loss...............................  $(1,828,983) $(7,715,342) $(1,388,964)
 Adjustments to reconcile net loss to
  net cash provided by operating
  activities:
  Depletion, depreciation and
   amortization.........................    4,743,607    4,094,447    4,862,754
  Amortization of leasehold costs.......    1,103,219    1,016,649      288,037
  Amortization of deferred debt
   financing costs......................      109,088           --       27,694
  (Gain) Loss on sale of assets.........      519,495       (4,206)    (688,304)
  Capital expenditures charged to
   income...............................      119,800    4,382,514    2,341,954
  Impairment of oil and gas properties..      465,465    1,075,853      549,792
  Accrued interest on private placement
   borrowings...........................      251,154           --           --
  Amortization of detachable stock
   purchase warrants....................      142,500           --           --
  Preferred stock dividends of
   subsidiary...........................       73,125           --           --
  Payment of other liabilities..........           --     (107,625)    (321,040)
  Director stock grant..................       30,000           --           --
  Other.................................      (68,636)    (160,518)     (87,357)
                                          -----------  -----------  -----------
                                            5,659,834    2,581,772    5,584,566
  Net change in (exclusive of
   acquisition):
  Accounts receivable...................      678,953     (289,660)     520,391
  Prepaid insurance and other...........      195,975      (71,550)      73,933
  Accounts payable......................   (5,051,761)   2,975,821     (157,334)
  Accrued liabilities...................     (418,092)    (679,620)     611,069
                                          -----------  -----------  -----------
   Net cash provided by operating
    activities..........................    1,064,909    4,516,763    6,632,625
                                          -----------  -----------  -----------
INVESTING ACTIVITIES
 Proceeds from sale of pipeline joint
  venture...............................           --           --    3,564,000
 Proceeds from sales of assets..........      249,487       49,091      370,000
 Acquisition of oil and gas properties..   (4,099,956)    (129,325)  (2,074,866)
 Capital expenditures...................   (2,556,901) (14,878,619)  (7,866,173)
                                          -----------  -----------  -----------
   Net cash used in investing
    activities..........................   (6,407,370) (14,958,853)  (6,007,039)
                                          -----------  -----------  -----------
FINANCING ACTIVITIES
 Proceeds from bank borrowings..........           --   11,500,000   12,000,000
 Principal payments of bank borrowings..   (2,409,383)    (500,000) (10,963,919)
 Proceeds from Private Placement
  borrowings............................   12,000,000           --           --
 Proceeds from preferred stock issue....    3,000,000           --           --
 Preferred stock dividends..............           --   (1,255,638)  (1,205,210)
 Production payments....................     (114,970)          --           --
 Retirement of preferred stock..........           --           --       (7,650)
 Payment of debt financing costs........   (1,303,496)          --           --
 Exercise of employee stock options.....        3,909           --           --
                                          -----------  -----------  -----------
   Net cash provided by (used in)
    financing activities................   11,176,060    9,744,362     (176,779)
                                          -----------  -----------  -----------
NET INCREASE (DECREASE) IN CASH AND CASH
 EQUIVALENTS............................    5,833,599     (697,728)     448,807
CASH AND CASH EQUIVALENTS AT BEGINNING
 OF PERIOD..............................       95,630      793,358      344,551
                                          -----------  -----------  -----------
CASH AND CASH EQUIVALENTS AT END OF
 PERIOD.................................  $ 5,929,229  $    95,630  $   793,358
                                          ===========  ===========  ===========
NON CASH INVESTING ACTIVITIES
 Costs of private placement.............      355,800           --           --
 Acquisition of oil and gas properties
  and assumption of related
  liabilities...........................    6,036,342           --           --
 Accrued Capital Expenditures and
  Financing Costs.......................           --    1,981,276    1,290,658

                See notes to consolidated financial statements.

                GOODRICH PETROLEUM CORPORATION AND SUBSIDIARIES

   CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY AND COMPREHENSIVE INCOME

                 Years Ended December 31, 1999, 1998, and 1997

                                                                                                            Accumulated Other
                         Series A            Series B                                                         Comprehensive
                     Preferred Stock*    Preferred Stock*       Common Stock                                Income-Unrealized
                    ------------------  ------------------  -------------------- Additional                  Gain (Loss) on
                     Number     Par      Number     Par      Number                Paid-In    Accumulated      Marketable
                    of Shares  Value    of Shares  Value    of Shares Par Value    Capital      Deficit     Equity Securities
                    --------- --------  --------- --------  --------- ---------- -----------  ------------  -----------------
Balance at January
1, 1997...........   801,149  $801,149        --  $     --  5,225,564 $1,045,113 $ 8,375,282  $   (896,444)     $(189,900)
Net loss..........        --        --        --        --         --         --          --    (1,388,964)            --
Unrealized Change
in Marketable
Securities........        --        --        --        --         --         --          --            --        274,300
Total
Comprehensive
Income (Loss).....
Issuance of Series
B Preferred
Stock.............        --        --   750,000   750,000         --         --   6,750,000            --             --
Preferred stock
dividends
  Series A ($.80
  per share)......        --        --        --        --         --         --          --      (638,023)            --
  Series B ($.76
  per share)......        --        --        --        --         --         --          --      (567,187)            --
Conversion of
preferred stock to
Common Stock......    (3,831)   (3,831)       --        --      2,993        599       3,232            --             --
Employee Stock
grants............        --        --        --        --      3,846        769      24,231            --             --
Retirement of
Series A Preferred
Stock.............    (1,000)   (1,000)       --        --         --         --      (6,650)           --             --
                     -------  --------   -------  --------  --------- ---------- -----------  ------------      ---------
Balance at
December 31,
1997..............   796,318   796,318   750,000   750,000  5,232,403  1,046,481  15,146,095   (3, 490,618)        84,400
                     -------  --------   -------  --------  --------- ---------- -----------  ------------      ---------
Net loss..........        --        --        --        --         --         --          --    (7,715,342)            --
Unrealized Change
in Marketable
Securities........        --        --        --        --         --         --          --                     (485,300)
Total
Comprehensive
Income (Loss).....        --        --        --        --         --         --          --            --             --
Preferred stock
dividends.........        --        --        --        --         --         --          --    (1,255,638)            --
Employee and
director stock
grants............        --        --        --        --     15,302      3,060      79,932            --             --
                     -------  --------   -------  --------  --------- ---------- -----------  ------------      ---------
Balance at
December 31,
1998..............   796,318   796,318   750,000   750,000  5,247,705  1,049,541  15,226,027   (12,461,598)      (400,900)
                     -------  --------   -------  --------  --------- ---------- -----------  ------------      ---------
Net loss..........        --        --        --        --         --         --          --    (1,828,983)            --
Realized loss on
sale of marketable
Securities........        --        --        --        --         --         --          --            --        400,900
Total
Comprehensive
Income (Loss).....        --        --        --        --         --         --          --            --             --
Issuance of Common
Stock Purchase
Warrants with
Preferred Stock...        --        --        --        --         --         --     210,000            --             --
Issuance of Common
Stock Purchase
Warrants for
services..........        --        --        --        --     40,000      8,000     113,800            --             --
Issuance of Common
Stock Purchase
Warrants as
transaction fee...        --        --        --        --         --         --     234,000            --             --
Issuance of Common
Stock Purchase
Warrants with
debt..............        --        --        --        --         --         --   2,280,000            --             --
Director Stock
Grants............        --        --        --        --     30,000      6,000      24,000            --             --
Exercise of
Employee Stock
Options...........        --        --        --        --      5,250      1,050       2,889            --             --
Conversion of
Series B Preferred
Stock to Common
Stock.............        --        --   (84,241)  (84,241)    94,216     18,843      65,398            --             --
                     -------  --------   -------  --------  --------- ---------- -----------  ------------      ---------
Balance at
December 31,
1999..............   796,318  $796,318   665,759  $665,759  5,417,171 $1,083,434 $18,156,114  $(14,290,581)            --
                     =======  ========   =======  ========  ========= ========== ===========  ============      =========
                        Total
                    Stockholders'
                       Equity
                    -------------
Balance at January
1, 1997...........   $ 9,135,200
Net loss..........    (1,388,964)
Unrealized Change
in Marketable
Securities........       274,300
                    -------------
Total
Comprehensive
Income (Loss).....    (1,114,664)
Issuance of Series
B Preferred
Stock.............     7,500,000
Preferred stock
dividends
  Series A ($.80
  per share)......      (638,023)
  Series B ($.76
  per share)......      (567,187)
Conversion of
preferred stock to
Common Stock......            --
Employee Stock
grants............        25,000
Retirement of
Series A Preferred
Stock.............        (7,650)
                    -------------
Balance at
December 31,
1997..............    14,332,676
                    -------------
Net loss..........    (7,715,342)
Unrealized Change
in Marketable
Securities........      (485,300)
                    -------------
Total
Comprehensive
Income (Loss).....    (8,200,642)
Preferred stock
dividends.........    (1,255,638)
Employee and
director stock
grants............        82,992
                    -------------
Balance at
December 31,
1998..............     4,959,388
                    -------------
Net loss..........    (1,828,983)
Realized loss on
sale of marketable
Securities........       400,900
                    -------------
Total
Comprehensive
Income (Loss).....    (1,428,083)
Issuance of Common
Stock Purchase
Warrants with
Preferred Stock...       210,000
Issuance of Common
Stock Purchase
Warrants for
services..........       121,800
Issuance of Common
Stock Purchase
Warrants as
transaction fee...       234,000
Issuance of Common
Stock Purchase
Warrants with
debt..............     2,280,000
Director Stock
Grants............        30,000
Exercise of
Employee Stock
Options...........         3,939
Conversion of
Series B Preferred
Stock to Common
Stock.............            --
                    -------------
Balance at
December 31,
1999..............   $ 6,411,044
                    =============

* dividends are cumulative and arrearages amounted to $1,249,343 or $0.23 per share at December 31, 1999

                See notes to consolidated financial statements.

                GOODRICH PETROLEUM CORPORATION AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                               December 31, 1999

NOTE A--Description of Business

   The Company is in the primary business of the exploration and production of crude oil and natural gas. The subsidiaries have interests in such operations in seven states, primarily in Louisiana and Texas. Two of the Company's subsidiaries also had a minority interest in a natural gas pipeline joint venture located in the state of Texas until such interest was sold in 1997.

NOTE B--Summary of Significant Accounting Policies

   Principles of Consolidation--The consolidated financial statements include the financial statements of Goodrich Petroleum Corporation, its wholly-owned subsidiaries, and one of its wholly-owned subsidiary's three wholly-owned subsidiaries. Significant intercompany balances and transactions have been eliminated in consolidation.

   Revenue Recognition--Revenues from the production of natural gas properties in which the Company has an interest with other producers are recognized on the entitlements method. Differences between actual production and net working interest volumes are routinely adjusted. These differences are not significant.

   Property and Equipment--The Company uses the successful effort method of accounting for exploration and development expenditures.

   Leasehold acquisition costs are capitalized. When proved reserves are found on an undeveloped property, leasehold cost is reclassified to proved properties. Significant undeveloped leases are reviewed periodically, and a valuation allowance is provided for any estimated decline in value. Cost of all other undeveloped leases is amortized over the estimated average holding period of the leases.

   Costs of exploratory drilling are initially capitalized, but if proved reserves are not found, the costs are subsequently expensed. All other exploratory costs are charged to expense as incurred. Development costs are capitalized, including the cost of unsuccessful development wells.

   The Company follows SFAS No. 121 and recognizes an impairment when the net of future cash inflows expected to be generated by an identifiable long-lived asset and cash outflows expected to be required to obtain those cash inflows is less than the carrying value of the asset. The Company performs this comparison for its oil and gas properties on a field-by-field basis using the company's estimates of future commodity prices. The amount of such loss is measured based on the difference between the discounted value of such net future cash flows and the carrying value of the asset. The Company recorded such impairments in 1999, 1998 and 1997 in the amounts of $465,000, $1,076,000 and $550,000 respectively. The impairments were generally the result of certain fields depleting earlier than anticipated.

   Depreciation and depletion of producing oil and gas properties are provided under the unit-of-production method. Proved developed reserves are used to compute unit rates for unamortized tangible and intangible development costs, and proved reserves are used for unamortized leasehold costs. Estimated dismantlement, abandonment, and site restoration costs, net of salvage value, are considered in determining depreciation and depletion provisions.

   Gains and losses on disposals or retirements that are significant or include an entire depreciable or depletable property unit are included in income. All other dispositions, retirements, or abandonments are reflected in accumulated depreciation, depletion, and amortization.

                GOODRICH PETROLEUM CORPORATION AND SUBSIDIARIES

   Cash and Cash Equivalents--Cash and cash equivalents include cash on hand, demand deposit accounts and temporary cash investments with maturities of ninety days or less at date of purchase.

   Marketable Equity Securities--The Company has classified its investment in marketable equity securities as available for sale. Accordingly, unrealized holding gains and losses are excluded from earnings and are reported as other comprehensive income until realized. The Company sold its marketable equity securities in January 1999.

   Investment in Pipeline Joint Venture--Prior to its sale in October 1997, the Company's investment consisted of a 20% interest in an intrastate natural gas pipeline joint venture. The Company's carrying basis in the investment was established at August 15, 1995 (fair value) and was being amortized on a basis which matched the amortization with the monthly maximum average contract quantities over the estimated remaining term of the joint venture. Amortization amounted to $741,000 for the year ended December 31, 1997. The Company recorded its equity in joint venture earnings as revenues in the statement of operations in the periods when the contract payments were earned.

   Income Taxes--The Company follows the provisions of SFAS No. 109, Accounting for Income Taxes which requires income taxes be accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

   Earnings Per Share--Basic income per Common share is computed by dividing net income available for common stockholders, for each reporting period by the weighted average number of Common shares outstanding during the period. Diluted income per Common share is computed by dividing net income available for common stockholders for each reporting period by the weighted average number of Common shares outstanding during the period, plus the effects of potentially dilutive Common shares.

   Derivative Financial Instruments--The Company utilizes derivative instruments such as futures, forwards, options, collars and swaps for purposes of hedging its exposure to fluctuations in the price of crude oil and natural gas. Gains and losses from derivatives designated as hedges of sales are reported on the statement of income as an increase or reduction of oil and gas sales in the period related to the actual sale of product. Premiums paid on hedging contracts are amortized over the life of the contracts as a reduction to oil and gas sales.

   Accounting Matters--The Financial Accounting Standards Board issued SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, in June 1997. This statement established accounting and reporting standards for derivative instruments and hedging activities. Effective January 1, 2001, the Company must recognize the fair value of all derivative instruments as either assets or liabilities in its Consolidated Balance Sheet. A derivative instrument meeting certain conditions may be designated as a hedge of a specific exposure; accounting for changes in a derivative's fair value will depend on the intended use of the derivative and the resulting designation. Any transition adjustments resulting from adopting this statement will be reported in net income or other comprehensive income, as appropriate, as the cumulative effect of a change in accounting principle. The Company makes use of derivative instruments to hedge specific market risks. The Company has not yet determined the effects that SFAS No. 133 will have on its future consolidated financial statements or the amount of the cumulative adjustment that will be made upon adopting this new standard.

                GOODRICH PETROLEUM CORPORATION AND SUBSIDIARIES

   Stock Based Compensation--The Company uses SFAS No. 123, Accounting for Stock-Based Compensation, which permits entities to recognize as expense, over the vesting period, the fair value of all stock-based awards on the date of grant. Alternatively, SFAS No. 123 also allows entities to continue to apply the provisions of APB Opinion No. 25, Accounting for Stock Issued to Employees, and provide pro forma net income and pro forma earnings per share and other disclosures for employee stock options grants made in 1995 and future years as if the fair-value-based method defined in SFAS No. 123 had been applied. The Company has elected to continue to apply the provisions of APB Opinion No. 25 and provide the disclosure provisions of SFAS No. 123.

   Commitments and Contingencies--Liabilities for loss contingencies, including environmental remediation costs, arising from claims, assessments, litigation, fines and penalties, and other sources are recorded when it is probable that a liability has been incurred and the amount of the assessment and/or remediation can be reasonably estimated. Recoveries from third parties, which are probable of realization, are separately recorded, and are not offset against the related environmental liability.

   Use of Estimates--Management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these consolidated financial statements in conformity with generally accepted accounting principles. Actual results could differ from those estimates.

NOTE C--Private Placement

   On September 23, 1999, the Company and two of its subsidiaries, Goodrich Petroleum Company, L.L.C. ("Goodrich-Louisiana") and Goodrich Petroleum Company-Lafitte, L.L.C. ("Goodrich-Lafitte"), completed a private placement of $15 million of convertible securities. As described below the private placement transaction accomplished the objectives of management's plan as set forth in the Liquidity and Capital Resources section of the Company's 1998 Annual Report on Form 10-K.

   Goodrich-Louisiana issued convertible notes in the amount of $6,000,000 that will accrue interest monthly at 8% per annum in arrears until October 1, 2002. Unless extended or converted, the principal and accrued interest will be repayable in 24 monthly installments, beginning October 1, 2002. Principal and accrued interest may be converted by the holder at any time into the common stock of the Company at the rate of $4 per share. These convertible notes are secured by various collateral, including a mortgage on Goodrich-Louisiana's oil and gas properties. The purchasers of these notes received one warrant to purchase a share of the common stock of the Company at $.9375 (the closing price on the date the transaction was negotiated) for every $4 of notes issued. The warrants may be exercised at any time before their expiration on September 30, 2006.

   Goodrich-Lafitte is a newly formed Louisiana limited liability company and is the entity which owns a 49% interest in the Lafitte Field. Goodrich-Lafitte also issued convertible notes in the amount of $6,000,000 that will accrue interest at 8% per annum, monthly in arrears, until October 1, 2002. Unless extended or converted, the principal and accrued interest will be repayable in 24 monthly installments, beginning October 1, 2002. Principal and accrued interest may be converted by the holder at any time into the common stock of the Company at the rate of $4 per share. As an alternative conversion right, the principal and accrued interest under these notes may be converted into common equity interests in Goodrich-Lafitte, after October 1, 2002, if neither the common stock of the Company has a closing price of at least $3 per share nor the net asset value per share of the Company is at least $3. These convertible notes are secured by various collateral, including a mortgage on Goodrich-Lafitte's oil and gas properties. The purchasers of these notes received one warrant to purchase a share of the common stock of the Company at $.9375 (the closing price on the date the transaction was negotiated) for every $4 of notes issued. The warrants may be exercised at any time before their expiration on September 30, 2006.

                GOODRICH PETROLEUM CORPORATION AND SUBSIDIARIES

   Approximately $3.7 million of the proceeds from the Goodrich-Lafitte convertible notes were used to purchase the aforementioned interest in the Lafitte Field. The remaining proceeds are being used for development capital expenditures and for general corporate and working capital purposes.

   Additionally, Goodrich-Louisiana issued $3,000,000 of preferred interests consisting of 300,000 preferred units with a par value and liquidation preference of $10 per share. The fair value of the preferred units is recorded as preferred stockholders' equity in a subsidiary company in the accompanying financial statements. Distributions on the preferred units will accrue quarterly in arrears at 8% per annum through September 30, 2002 at which time the rate increases 2% per year, not to exceed 20%. Goodrich-Louisiana has the right to redeem the units at any time. The preference amount and accrued distributions may be converted by the holder at any time into the common stock of the Company at $2 per share. On February 17, 2000 the holders of the preferred units exercised their conversion privileges (See Note D). Each preferred unit holder was also issued one warrant to purchase a share of common stock of the Company for every $10 of preference value. The warrants are exercisable at $1.50 per share at any time before their expiration on September 30, 2006.

   Approximately $2,500,000 of the proceeds from issuance of the convertible notes and preferred units was allocated to additional paid in capital as the fair value of the warrants issued in connection with the securities, based on the relative fair value of the two securities. $2,300,000 of the proceeds allocable to additional paid in capital will be amortized as additional interest cost over the original term of the related notes. The remaining adjustment to additional paid in capital related to the preferred units will be recorded as accretion in the value of the preferred stockholders' equity in a subsidiary company. Transaction costs related to the private placement amounted to approximately $1,500,000. The transaction costs allocable to the debt issue of $1,320,000 will be amortized over the life of the convertible debt. The balance at December 31, 1999 net of amortization was $1,370,000. The remaining costs of $180,000 were allocated to, and offset against the carrying value of the preferred units.

   Under the terms of the Goodrich-Louisiana Operating Agreement, the holders of preferred units have no voting rights unless the payment of distributions is six months or more in arrears, in which event the holders of preferred units may participate in the election of company managers. Goodrich-Louisiana is precluded from issuing any new units having preference or priority over the preferred units as to distributions, liquidation or redemption.

   This transaction would normally have required approval of the Company's shareholders according to the Shareholder Approval Policy of the New York Stock Exchange (the "Exchange"). Pursuant to an exception to this policy, and based on a determination by the Company's Audit Committee that the delay necessary in securing shareholder approval prior to the transaction would seriously jeopardize the financial viability of the Company, the Company's Audit Committee approved the Company's omission to seek shareholder approval. The Exchange accepted the Company's application for use of the exception.

NOTE D--Subsequent Events

 Acquisition of Oil and Gas Properties

   On March 2, 2000, the Company completed its acquisition of working interests in the Burrwood and West Delta 83 Fields, comprising approximately 8,600 acres, in Plaquemine Parish, Louisiana for $1,650,000 and the assumption of the fields plugging and abandonment obligation estimated at $5,000,000. The Company acquired an approximate 95% working interest of all rights from the surface to approximately 10,600 feet and an approximate 47.5% working interest in the deep rights below 10,600 feet. In connection with the acquisition the Company secured a performance bond and established an escrow account to be used for the payment of obligations associated with the plugging and abandonment of the wells, salvage and removal of platforms and

                GOODRICH PETROLEUM CORPORATION AND SUBSIDIARIES related equipment, and the site restoration of the fields. Required escrowed outlays include an initial cash payment of $750,000 and monthly cash payments of $70,000 until June 1, 2005. In addition, as part of the purchase agreement, the Company is required to shoot a 3-D seismic survey over the fields by June 30, 2001 or remit payment to the seller in the amount of $3,500,000. The cost of the seismic study is expected to be approximately $2,500,000 and the Company has escrowed cash compensating balances of $500,000 with Compass Bank to be used solely for payments or reimbursements of amounts expended in satisfaction of the seismic requirement. The Company has identified a number of development opportunities in the fields which it plans to begin exploiting in the year 2000.

 Private Placement

   On February 18, 2000, the Company completed a private placement of shares of its common stock resulting in net proceeds to the Company of $4,500,000. The Company issued 1,500,000 shares of common stock in an offering, which began on January 28, 2000. The $4,500,000 in offering proceeds, in addition to the Company's existing working capital and anticipated cash flow from operations, will be used to assist in the acquisition and development of the Burrwood and West Delta 83 fields, and to further develop the Lafitte field purchased in 1999. The Company owns an approximate 49% working interest in the Lafitte field in Jefferson Parish, Louisiana, which was acquired in September 1999.

 Conversion of Preferred Units

   On January 28, 2000, the Company notified holders of Goodrich Petroleum Company, LLC's Series A Preferred Units that it intended to call for redemption all the outstanding units which were convertible into the Company's common stock at $2 per share. On February 17, 2000, all of the holders of the Preferred Units, representing 100% of the $3,000,000 of outstanding Units, converted the Units into approximately 1,550,000 shares of the common stock of Goodrich Petroleum Corporation. The conversion of the preferred units and private placement increased the number of common shares outstanding to approximately 8,416,000 and increased the Company's stockholders equity by approximately $7,200,000.

NOTE E--Lafitte Field Acquisition

   On September 23, 1999 the Company acquired an approximate 49% working interest in the Lafitte Field located in Jefferson Parish, Louisiana for $2,940,000. The field encompasses over 8,000 acres and is located approximately thirty miles south of New Orleans. The Company commenced development activities in the fourth quarter of 1999.

   The consideration granted to seller included a production payment to be satisfied through the delivery of production from the property. In connection with the transaction, the Company recorded a production payment liability of approximately $2,200,000, representing the discounted present value of the estimated production payments necessary to satisfy the obligation.

   Additionally, the Company recorded a $3,800,000 liability for its interest in the estimated plugging and abandonment costs assumed in connection with the purchase. It is expected that approximately $700,000 of the costs will be funded in 2000.

                GOODRICH PETROLEUM CORPORATION AND SUBSIDIARIES

NOTE F--Indebtedness

   Indebtedness at December 31, 1999 and 1998 consists of the following:

                                                            1999        1998
                                                         ----------- -----------
Bank Debt
Borrowings under credit facility, interest, at Compass
 Prime plus 5/8% (see below) (weighted average rate at
 December 31, 1999--8.1%); principal due July 1, 2001..  $27,090,617 $29,500,000
Convertible Notes Payable at the Subsidiary Level
Goodrich Petroleum Company, LLC $6,000,000 face amount,
 interest at 8% maturing in 2004; (effective interest
 rate of 13.0%)........................................    4,931,250          --
Goodrich Petroleum--Lafitte LLC $6,000,000 face amount,
 interest at 8% maturing in 2004; (effective interest
 rate of 13.0%)........................................    4,931,250          --
                                                         ----------- -----------
                                                          36,953,117  29,500,000
Less current portion...................................    3,600,000  29,500,000
                                                         ----------- -----------
Long-term debt, excluding current portion..............  $33,353,117 $        --
                                                         =========== ===========

 Compass Credit Facility

   On March 2, 2000 the Company amended its credit agreement with Compass Bank. The amended facility provides for a Borrowing Base of $27,100,000 with continued monthly reductions of $300,000, until July 1, 2001. The maturity date for amounts drawn under the bank credit facility is July 1, 2001 with no borrowing base redeterminations conducted prior to that date. Interest on the credit facility is the Compass Bank Index Rate plus 5/8%. Based on these revised terms, $23,490,000 of the bank debt is classified as long-term debt as of December 31, 1999.

   Substantially all of the Company's assets are pledged to secure this credit facility.

   Interest paid during 1999, 1998 and 1997 amounted to $2,338,840, $1,904,809 and $1,038,221, respectively.

   The revised credit facility requires the net proceeds of asset sales be used to extinguish outstanding principal and interest under the borrowing base. Additionally, under the terms of the credit facility, the Company may not make any distributions or pay dividends, including dividends on any class of its preferred stock without lender approval.

 Convertible Notes Payable

   Goodrich-Louisiana issued convertible notes in the amount of $6,000,000 that will accrue interest monthly at 8% in arrears until October 1, 2002. Unless extended or converted, the principal and accrued interest will be repayable in 24 monthly installments, beginning October 1, 2002. Principal and accrued interest may be converted by the holder at any time into the common stock of the Company at the rate of $4 per share. These convertible notes are secured by various collateral, including a mortgage on Goodrich-Louisiana's oil and gas properties. The purchasers of these notes received one warrant to purchase a share of the common stock of the Company at $.9375 (the closing price on the date the transaction was negotiated) for every $4 of notes issued. The warrants may be exercised at any time before their expiration on September 30, 2006. The Company has the right to prepay the Goodrich-Louisiana notes.

                GOODRICH PETROLEUM CORPORATION AND SUBSIDIARIES

   Goodrich-Lafitte also issued convertible notes in the amount of $6,000,000 that will accrue interest at 8% per annum accruing monthly in arrears until October 1, 2002. Unless extended or converted, the principal and accrued interest will be repayable in 24 monthly installments, beginning October 1, 2002. Principal and accrued interest may be converted by the holder at any time into the common stock of the Company at the rate of $4 per share. As an alternative conversion right, the principal and accrued interest under the notes may be converted into common equity interests in Goodrich-Lafitte, after October 1, 2002, if neither the common stock of the Company has a closing price of at least $3 per share nor the net asset value per share of the Company is at least $3. These convertible notes are secured by various collateral, including a mortgage on Goodrich-Lafitte's oil and gas properties. The purchasers of these notes received one warrant to purchase a share of the common stock of the Company at $.9375 (the closing price on the date the transaction was negotiated) for every $4 of notes issued. The warrants may be exercised at any time before their expiration on September 30, 2006. The Company can prepay the Goodrich-Lafitte Convertible notes with a 10% prepayment penalty.

   Approximately $2,300,000 of the proceeds from issuance of the convertible notes was allocated to additional paid in capital as the fair value of the warrants issued in connection with the securities based on the relative fair value of the two securities. This amount is being amortized as additional interest cost over the original term of the notes and amounted to $142,500 for the period ended December 31, 1999.

   The aggregate maturities of indebtedness for each of the five years subsequent to December 31, 1999 are as follows: 2000, $3,600,000; 2001, $23,500,000; 2002, $1,907,000; 2003, $7,627,000 and 2004, $5,721,000.

NOTE G--Income Taxes

   Income tax expense for the years ending December 31, 1999, 1998 and 1997 consists of:

                                                         Current Deferred  Total
                                                         ------- --------  -----
Year Ended December 31, 1999:
  U.S. Federal.......................................... $    -- $     --   $--
  State.................................................      --       --    --
                                                         ------- --------   ---
                                                              --       --    --
                                                         ======= ========   ===
Year Ended December 31, 1998:
  U.S. Federal.......................................... $    -- $     --   $--
  State.................................................      --       --    --
                                                         ------- --------   ---
                                                              --       --    --
                                                         ======= ========   ===
Year Ended December 31, 1997:
  U.S. Federal.......................................... $14,643 $(14,643)  $--
  State.................................................      --       --    --
                                                         ------- --------   ---
                                                          14,643  (14,643)   --
                                                         ======= ========   ===

                GOODRICH PETROLEUM CORPORATION AND SUBSIDIARIES

   The following is a reconciliation of the U.S. statutory income tax rate to the Company's effective rate on income (loss) before income taxes for the years ended December 31, 1999, 1998 and 1997:

                                                        1999    1998    1997
                                                        -----   -----   -----
U.S. Statutory Income Tax Rate......................... (35.0)% (35.0)% (35.0)%
Increase in deductible temporary differences for which
 no benefit recorded...................................  35.0    34.6    34.9
Change in the beginning of the year balance of the
 valuation allowance allocated to income tax income
 expense...............................................    --      --      --
Nondeductible expenses.................................    --      .4      .1
                                                        -----   -----   -----
                                                           --      --      --
                                                        =====   =====   =====

   The significant components of deferred income tax expense for the years ended December 31, 1999, 1998 and 1997 are as follows:

                                                        1999 1998    1997
                                                        ---- ---- -----------
Deferred tax benefit (exclusive of utilization of net
 operating loss carryforwards).........................   --  --   (1,023,016)
Utilization of net operating loss carryforward......... $ -- $--  $ 1,008,373
                                                        ---- ---  -----------
                                                        $ -- $--  $   (14,643)
                                                        ==== ===  ===========

   The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 1999 and 1998 are presented below.

                                                     December 31,  December 31,
                                                         1999          1998
                                                     ------------  ------------
Deferred tax assets:
Differences between book and tax basis of:
  Marketable equity securities...................... $         --  $    280,471
  Contingent liabilities............................      132,349       158,873
Other...............................................        8,750        65,199
Operating loss carryforwards........................   13,384,419    13,109,624
Statutory depletion carryforward....................    5,974,726     5,657,865
AMT Tax credit carryforward.........................    1,477,872     1,477,872
Investment tax credit carryforward..................        2,108        98,574
                                                     ------------  ------------
Total gross deferred tax assets.....................   20,980,224    20,848,478
Less valuation allowance............................  (19,784,669)  (19,104,959)
                                                     ------------  ------------
Net deferred tax assets.............................    1,195,555     1,743,519
                                                     ------------  ------------
Deferred tax liability:
Differences between book and tax basis of:
  Property and equipment............................   (1,155,912)   (1,703,876)
                                                     ------------  ------------
Total gross deferred liability......................   (1,155,912)   (1,703,876)
                                                     ------------  ------------
Net deferred tax asset.............................. $     39,643  $     39,643
                                                     ============  ============

   The valuation allowance for deferred tax assets increased $680,000 and decreased $2,221,000 for the years ended December 31, 1999 and 1998, respectively. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future

                GOODRICH PETROLEUM CORPORATION AND SUBSIDIARIES taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based primarily upon the level of projections for future taxable income generated primarily by the reversal of future taxable temporary differences over the periods which the deferred tax assets are deductible, management believes it is more likely than not the Company will realize the benefits of these deductible differences, net of the existing valuation allowance at December 31, 1999. The amount of the deferred tax assets considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carryforward period are reduced.

   The following table summarizes the amounts and expiration dates of operating loss and investment tax credit carryforwards:

                                                                 Investment tax credit
    Operating loss carryforwards                                     carryforwards
    ----------------------------                                 ---------------------
    Amount                  Expires                           Amount                           Expires
    ------                  -------                           ------                           -------
  $   973,053                2005                             2,108                             2001
    7,093,823                2006
    8,860,622                2007
    4,285,746                2008
    3,247,494                2009
    5,480,870                2010
      600,706                2011
    1,939,496                2012
    4,530,029                2018
    1,229,359                2019
  -----------
  $38,241,198
  ===========

   As a result of the August 15, 1995 business combination, the Company's annual utilization of its net operating and statutory depletion carryforwards generated prior to the business combination are limited under Internal Revenue Code Section 382. Such limitation is determined annually and is comprised of a base amount of $1,682,797 plus any recognized "built in gains" existing at August 15, 1995. Such limitation amounted to $19,282,000 in 1998 and is estimated to be $22,194,000 in 1999.

   As a result of the conversion of the preferred units and private placement (See Note D) in February 2000, the annual limitation of the Company's existing net operating losses and statutory depletion carryforwards will be approximately $2,200,000 in 2000 and beyond. The Company's statutory depletion carryforwards and AMT credit carryovers have no expiration date.

   The Company paid income taxes of $4,344 in 1998.

NOTE H--Production Payment Obligation

   A production payment was entered into by the Company to assist in the financing of the Lafitte Field acquisition in September 1999. The original amount of the production payment obligation was $2,940,000, which was recorded as a production payment liability of $2,228,000 after a discount to reflect an effective rate of interest of 11.25%. At December 31, 1999 the remaining principle amount was $2,825,000 and the recorded liability was $2,113,000. Under the terms of the production payment the Company must make monthly cash payments which approximates the Company's 49% share of 10% of monthly gross oil and gas revenue of the Lafitte Field.

                GOODRICH PETROLEUM CORPORATION AND SUBSIDIARIES

   The Company's estimate as of December 31, 1999, based on expected production and prices and expected discount amortization is that projected payments will decrease the recorded liability as follows: 2000, $482,000; 2001, $817,000 and 2003, $814,000.

NOTE I--Stockholders' Equity

   Common Stock--At December 31, 1999 unissued shares of Goodrich common stock were reserved in the amount of 1,074,147 shares for the conversion of convertible preferred stock and 463,134 shares for stock option plans. The Company also has 9,500,000 shares of its common stock reserved for the conversion of convertible debt, convertible preferred stock and stock warrants issued in connect with the Private Placement transaction of September 23, 1999 (See Note C).

 Preferred Stock

   The Series A Convertible Preferred Stock has a par value of $1 per share with a liquidation preference of $10 per share, and is convertible at the option of the holder at any time, unless earlier redeemed, into shares of Common Stock of the Company at an initial conversion rate of .417 shares of Common stock per share of Series A Preferred. The Series A Preferred Stock also will automatically convert to Common Stock if the closing price for the Series A Preferred Stock exceeds $15 per share for ten consecutive trading days. The Series A Preferred Stock is redeemable in whole or in part, at $12 per share, plus accrued and unpaid dividends. Dividends on the Series A Preferred Stock accrue at an annual rate of 8% and are cumulative.

   The Company issued 750,000 shares of Series B Convertible Preferred Stock in connection with its acquisition of the La/Cal II properties on January 31, 1997. The Series B Convertible Preferred Stock has a par value of $1 per share with a liquidation preference of $10 per share and rank junior to the Series A Preferred Stock. The shares of Series B Preferred Stock are convertible at the option of the holder at any time, unless earlier redeemed, into shares of Common Stock of the Company at the conversion rate of 1.12 shares of Common Stock per share of Series B Preferred Stock. During 1999 holders of 84,241 shares of Series B preferred stock opted to convert their shares into 94,216 shares of common stock of the Company. The Series B Preferred Stock are not redeemable by the Company prior to January 31, 2001, and subsequently, are redeemable at $10 per share. Dividends on the Series B Preferred Stock accrue at an annual rate of 8.25% and are cumulative.

   Stock Option and Incentive Programs--Goodrich currently has two plans, which provide for stock option and other incentive awards for the Company's key employees, consultants and directors. The Goodrich Petroleum Corporation 1995 Stock Option Plan allows the board of directors to grant stock options, restricted stock awards, stock appreciation rights, long-term incentive awards and phantom stock awards, or any combination thereof to key employees and consultants. The Goodrich Petroleum Corporation 1997 Director Compensation Plan provides for the grant of stock and options to each director who is not and has never been an employee of the Company. Additionally, Goodrich assumed certain outstanding stock options of Patrick as a result of the business combination in 1995.

   The Goodrich plans authorize grants of options to purchase up to a combined total of 437,500 shares of authorized but unissued common stock. Stock options are generally granted with an exercise price equal to the stock's fair market value at the date of grant and all stock options granted under the 1995 Stock Option Plan generally have ten year terms and three year pro rata vesting.

   The per share weighted-average fair value of stock options granted during 1999, 1998 and 1997 was $1.59, $2.17 and $2.57 on the date of grant using the Black Scholes option-pricing model with the following weighted-average assumptions: 1999--expected dividend yield 0%, risk-free interest rate of 7.5%, and an expected life of six years; 1998--expected dividend yield 0%, risk-free interest rate of 7.5%, and an expected life of six years; 1997--expected dividend yield 0%, risk-free interest rate of 7.5%, and an expected life of six years; expected volatility of stock over expected life of the options--35%.

                GOODRICH PETROLEUM CORPORATION AND SUBSIDIARIES

   The Company applies APB Opinion No. 25 in accounting for its plans and, accordingly, no compensation cost has been recognized for its stock options in the financial statements. Had the Company determined compensation cost based on the fair value at the grant date for its stock options under SFAS No. 123, the Company's net loss would have been reduced to the pro forma amounts indicated below:

                                             1999         1998         1997
                                          -----------  -----------  -----------
Net loss..................... As reported $(1,828,983) $(7,715,342) $(1,388,964)
                              Pro forma    (2,109,357)  (7,906,618)  (1,452,644)
Loss applicable to........... As reported  (3,078,326)  (8,970,980)  (2,594,174)
 common stock................ Pro forma    (3,358,700)  (9,162,256)  (2,657,854)
Basic and diluted loss
 per average................. As reported        (.58)       (1.71)        (.50)
 common share................ Pro forma          (.64)       (1.75)        (.51)

   Earnings Per Share--Both series of the Company's convertible preferred stock and its stock options are considered to be potential common stock. Additionally convertible debt, convertible preferred stock and stock purchase warrants issued in conjunction with the aforementioned private placement (See Note C) are also considered potential common stock. No potential common stock amounts have not been included in the computation of diluted earnings per share because to do so would have been antidillutive for all periods presented.

   Stock option transactions during 1999, 1998 and 1997 were as follows:

                                                Weighted                            Weighted Average
                             Number of          Average                                 Remaining
                              Options        Exercise Price Range of Exercise Price Contractual Life
                          -----------------  -------------- ----------------------- -----------------
                                    Patrick         Patrick               Patrick            Patrick
                           Total     Only    Total   Only      Total        Only     Total     Only
                          --------  -------  ------ ------- ------------ ---------- -------- --------
Outstanding January 1,
 1997...................   353,942  157,067   12.48  18.70  $ 6 to $  24 $16 to $24 5.4 yrs. 2.0 yrs.
 Granted--1995 Stock
  Option Plan...........    67,500       --    6.48     --
 Granted--1995 Non-
  Employee Director
  Stock Option Plan.....     6,250       --    5.52     --
 Expiration of Options..   (86,250) (86,250)  18.80  18.78
                          --------  -------
Outstanding December 31,
 1997...................   341,442   70,817    9.60  18.60  $5.50 to $24 $16 to $24 7.4 yrs. 4.2 yrs.
                          ========  =======
 Granted--1995 Stock
  Option Plan...........   144,000       --    5.98     --
 Granted--1997 Director
  Compensation Plan.....    10,000       --    5.98     --
 Expiration of Options..   (62,190)  (5,625)   7.88  19.33
                          --------  -------
Outstanding December 31,
 1998...................   433,252   65,192                 $5.50 to $24 $16 to $24 7.0 yrs. 3.4 yrs.
                          ========  =======
 Granted--1995 Stock
  Option................   374,196       --    1.37     --
 Granted--1997 Director
  Stock Option..........    37,063       --     .80     --
 Expiration/Surrender of
  Options...............  (381,377) (29,567)   7.61  18.00
                          --------  -------  ------  -----
Outstanding December 31,
 1999...................   463,134   35,625                 $0.75 to $24 $16 to $24 8.5 yrs. 2.9 yrs.
                          ========  =======
Exercisable December 31,
 1997...................   172,317   70,817  $12.13  18.60
Exercisable December 31,
 1998...................   208,379   65,192  $10.86  18.54
Exercisable December 31,
 1999...................    71,438   35,625  $ 9.95  19.00

   At the February 25, 1999 board of directors meeting, the Compensation Committee voted to institute a stock option surrender/re-grant program whereby employees and directors of the Company were able to surrender their present options and be re-granted a number of options equal to 75% of their previous number of options. Vesting periods for the re-granted options began with the re-grant date and the options have a strike price equal to the closing stock price of the date of declaration by the board of directors.

                GOODRICH PETROLEUM CORPORATION AND SUBSIDIARIES

NOTE J--Series A Preferred Stock

   The terms of the Company's Series A Preferred Stock provided that the Company will not incur additional debt at the parent company level after such time as it reports financial results which show the Company's stockholders' equity to be less than the liquidation preference of the Series A Preferred Stock. As of December 31, 1999, the Company's stockholders' equity was approximately $6.4 million and the liquidation preference on the outstanding shares of the Series A Preferred Stock was approximately $7.9 million. As a result, the Company was unable to incur additional debt at the parent company level under its credit facility or from other sources at the present time. On February 17, 2000, the Company completed a $4,500,000 private placement transaction of 1,500,000 shares of common stock, and effected the conversion of all the outstanding Goodrich Petroleum Company, LLC Series A Preferred Units, which converted into approximately 1,550,000 shares of the Company's common stock. The conversion of the preferred units and private placement increased stockholders equity by approximately $7,200,000, which makes total stockholders equity exceed the liquidation preference on the Series A Preferred Stock. As a result, the Company's restriction on funds at the parent Company level has been eliminated.

NOTE K--Hedging Activities

   The Company engages in futures contracts ("Agreements") with certain of its production. The Company considers these to be hedging activities and, as such, monthly settlements on these contracts are reflected in oil and gas sales. In order to consider these futures contracts as hedges, (i) the Company must designate the futures contract as a hedge of future production and (ii) the contract must reduce the Company's exposure to the risk of changes in prices. Changes in the market value of futures contracts treated as hedges are not recognized in income until the hedged item is also recognized in income. If the above criteria are not met, the Company will record the market value of the contract at the end of each month and recognize a related gain or loss. Proceeds received or paid relating to terminated contracts or contracts that have been sold are amortized over the original contract period and reflected in oil and gas sales. The Company enters into hedging activities in order to secure an acceptable future price relating to a portion of future production. The primary objective of the activities is to protect against decreases in price during the term of the hedge.

   The Agreements provide for separate contracts tied to the NYMEX light sweet crude oil and natural gas futures contracts. The Company has contracts which contain specific contracted prices ("Swaps") or price ranges ("Collars") that are settled monthly based on the differences between the contract prices or prices ranges and the average NYMEX prices for each month applied to the related contract volumes. To the extent the average NYMEX price exceeds the contract price, the Company pays the spread, and to the extent the contract price exceeds the average NYMEX price the Company receives the spread.

   As of December 31, 1999, the Company's open forward position on its outstanding crude oil was as follows:

     (d) 350 barrels of oil per day with a no cost "collar" of $19 and $21 per barrel through December 2000;

     (e) 150 barrels of oil per day with a no cost "collar" of $18.20 and $20.20 per barrel through December 2000; and

     (f) 300 barrels of oil per day on a crude oil "swap" with a price of $23.98 per barrel through April 2000.

   At December 31, 1999 the Company's open forward position on its outstanding crude oil hedging contracts was 800 bbl per day at an average price of $21.29.

                GOODRICH PETROLEUM CORPORATION AND SUBSIDIARIES

   At December 31, 1999 the Company's open forward position on its outstanding gas hedging contract was 5,000 Mcf per day with a "floor" price of $2.50 per Mcf through October 2000. The cost of the "floor" contract hedge is $0.23 per Mcf over the "floor" price.

   The Company is exposed to credit losses in the event of non performance by the counterparties to its hedging contracts. The Company anticipates, however, that counterparties will be able to fully satisfy their obligations under the contracts. The Company does not obtain collateral to support financial instruments but monitors the credit standing of the counterparties.

 Price fluctuations and volatile nature of markets

   Despite the measures taken by the Company to attempt to control price risk, the Company remains subject to price fluctuations for natural gas and oil sold in the spot market. Prices received for natural gas sold on the spot market are volatile due primarily to seasonality of demand and other factors beyond the Company's control. Domestic prices for oil and gas could have a material adverse effect on the Company's financial position, results of operations and quantities of reserves recoverable on an economic basis.

NOTE L--Fair Value of Financial Instruments

   The following presents the carrying amounts and estimated fair values of the Company's financial instruments at December 31, 1999 and 1998.

                                    December 31, 1999       December 31, 1998
                                  ----------------------  ---------------------
                                   Carrying                Carrying
                                    Amount    Fair Value    Amount   Fair Value
                                  ----------- ----------  ---------- ----------
Financial asset--
  Marketable equity securities... $        --         --     358,700    358,700
Financial liabilities--
  Long-term debt (including
   current maturities)........... $27,090,617 27,090,617  29,500,000 29,500,000
  Notes payable.................. $ 9,862,500  9,862,500          --         --
  Production payment liability... $ 2,113,000  2,113,000          --         --
Hedges Asset (Liability)--
  Oil............................ $        --   (338,398)         --         --
  Gas............................ $        --    300,410          --         --

   The following methods and assumptions were used to estimate the fair value of each class of financial instruments:

   Cash and cash equivalents, accounts receivable, accounts payables and accrued liabilities: The carrying amounts approximate fair value because of the short maturity of those instruments. Therefore, these instruments were not presented in the table above.

   Marketable equity securities: Fair value is based on bid prices published in financial media.

   Long term debt and other noncurrent liabilities: The fair value is estimated using the discounted cash flow method based on the Company's borrowing rates or similar types of financing arrangements.

NOTE M--Concentrations of Credit Risk and Significant Customers

   Due to the nature of the industry the Company sells its oil and natural gas production to a limited number of purchasers and, accordingly, amounts receivable from such purchasers could be significant. Additionally,

                GOODRICH PETROLEUM CORPORATION AND SUBSIDIARIES prior to the sale of the Company's interest in its pipeline joint venture in 1997, it received net monthly payments from its partner, Mitchell Marketing Company. Revenues from these sources as a percent of total revenues for the periods presented were as follows:

                                                                    Year Ended
                                                                   December 31,
                                                                  ----------------
                                                                  1999  1998  1997
                                                                  ----  ----  ----
Seaber Corporation of Louisiana..................................  37%   47%   44%
Equiva Trading...................................................  27    12    11
Texla Energy Management..........................................  10    --    --
Navajo Refining Company..........................................   7    11    --
Mobil Oil Corporation............................................  --    --    10
Mitchell Marketing Company.......................................  --    --     9

NOTE N--Commitments and Contingencies

   The U.S. Environmental Protection Agency ("EPA") has identified the Company as a potentially responsible party ("PRP") for the cost of clean-up of "hazardous substances" at an oil field waste disposal site in Vermilion Parish, Louisiana. The Company estimates that the remaining cost of long-term clean-up of the site will be approximately $3.5 million, with the Company's percentage of responsibility estimated to be approximately 3.05%. As of December 31, 1999, the Company had paid $321,000 in costs related to this matter and accrued $122,500 for the remaining liability. These costs have not been discounted to their present value. The EPA and the PRPs will continue to evaluate the site and revise estimates for the long-term clean-up of the site. There can be no assurance that the cost of clean-up and the Company's percentage responsibility will not be higher than currently estimated. In addition, under the federal environmental laws, the liability costs for the clean-up of the site is joint and several among all PRPs. Therefore, the ultimate cost of the clean-up to the Company could be significantly higher than the amount presently estimated or accrued for this liability.

   On February 8, 2000, the Company commenced a suit against the operator and joint owner of the Lafitte Field, alleging certain items of misconduct and violations of the letter agreement associated with the joint acquisition. The suit is in its early stages and it is too early to predict a likely outcome, however, as the Company is the plaintiff in this action, this action is not expected to have a significantly adverse impact on the operations or financial position of the Company.

   The Company is party to additional lawsuits arising in the normal course of business. The Company intends to defend these actions vigorously and believes, based on currently available information, that adverse results or judgments from such actions, if any, will not be material to its financial position or results of operations.

NOTE O--Natural Gas and Crude Oil Cost Data and Results of Operations.

   The following reflects the Company's capitalized costs related to natural gas and oil activities at December 31, 1999 and 1998:

                                                           1999        1998
                                                        ----------- -----------
Proved properties...................................... $61,527,593 $49,916,276
Unproved properties....................................   3,873,575   3,412,897
                                                        ----------- -----------
                                                         65,401,168  53,329,173
Less accumulated depreciation and depletion............  19,398,287  13,592,827
                                                        ----------- -----------
  Net property and equipment........................... $46,002,881 $39,736,346
                                                        =========== ===========

                GOODRICH PETROLEUM CORPORATION AND SUBSIDIARIES

   The following table reflects certain data with respect to natural gas and oil property acquisitions, exploration and development activities:

                                             Year Ended December 31,
                                       --------------------------------------
                                          1999           1998        1997
                                       -----------    ----------- -----------
Property acquisition
  Proved.............................. $10,136,298(a) $   129,325 $17,308,540(b)
  Unproved............................     498,391      2,446,474     886,647
  Exploration.........................   1,634,299      8,718,682   5,535,783
Development...........................   1,960,371      8,169,741   3,598,177
                                       -----------    ----------- -----------
                                       $14,229,359    $19,464,222 $27,329,147
                                       ===========    =========== ===========

--------
(a) Primarily Lafitte Field acquisition inclusive of liabilities assumed in connection with the purchase.
(b) Includes properties acquired in the La/Cal II Acquisition including portions funded with Serial B Preferred Stock ($7,500,000).

   Results of operations for natural gas and oil producing activities follow:

                                                 Year Ended December 31,
                                           ------------------------------------
                                              1999        1998         1997
                                           ----------- -----------  -----------
Sales to unaffiliated customers..........  $13,734,691 $ 9,836,863  $11,351,586
Production costs (lease operating expense
 and taxes)..............................    3,591,427   2,821,515    2,316,006
Exploration expenses.....................    1,656,158   6,010,425    3,205,730
Impairment of oil and gas properties.....      465,465   1,075,853      549,792
Depreciation, depletion and
 amortization............................    4,702,240   4,038,547    4,065,998
                                           ----------- -----------  -----------
                                            10,415,290  13,946,340   10,137,526
                                           ----------- -----------  -----------
Results of operations....................  $ 3,319,401 $(4,109,477) $ 1,214,060
                                           =========== ===========  ===========

   No income taxes have been reflected above for the Company due to its net operating losses.

NOTE P--Supplemental Oil and Gas Reserve Information (Unaudited)

   The supplemental oil and gas reserve information that follows is presented in accordance with SFAS No. 69, Disclosures about Oil and Gas Producing Activities. The schedules provide users with a common base for preparing estimates of future cash flows and comparing reserves among companies. Additional background information follows concerning the schedules.

 Schedules 1 and 2--Estimated Net Proved Oil and Gas Reserves

   Substantially all of the Company's reserve information related to crude oil, condensate, and natural gas liquids and natural gas was compiled based on evaluations performed by Coutret and Associates, Inc. All of the subject reserves are located in the continental United States.

   Many assumptions and judgmental decisions are required to estimate reserves. Quantities reported are considered reasonable but are subject to future revisions, some of which may be substantial, as additional information becomes available. Such additional knowledge may be gained as the result of reservoir performance, new geological and geophysical data, additional drilling, technological advancements, price changes, and other factors.

                GOODRICH PETROLEUM CORPORATION AND SUBSIDIARIES

   Regulations published by the Securities and Exchange Commission define proved reserves as those volumes of crude oil, condensate, and natural gas liquids and natural gas that geological and engineering data demonstrate with reasonable certainty are recoverable from known reservoirs under existing economic and operating conditions. Proved developed reserves are those volumes expected to be recovered through existing wells with existing equipment and operating methods. Proved undeveloped reserves are those volumes expected to be recovered as a result of making additional investment by drilling new wells on acreage offsetting productive units or recompleting existing wells.

   Schedule 3--Standardized Measure of Discounted Future Net Cash Flows to Proved Oil and Gas Reserves

   SFAS No. 69 requires calculation of future net cash flows using a 10% annual discount factor and year end prices, costs, and statutory tax rates, except for known future changes such as contracted prices and legislated tax rates.

   The calculated value of proved reserves is not necessarily indicative of either fair market value or present value of future cash flows because prices, costs, and governmental policies do not remain static; appropriate discount rates may vary; and extensive judgment is required to estimate the timing of production. Other logical assumptions would likely have resulted in significantly different amounts. Crude oil prices received for oil and the price received by well for natural gas, effective at the end of each year, were used for this calculation, and averaged $25.16 per bbl and $2.63 per Mcf, respectively as of December 31, 1999; $9.37 per Bbl and $2.24 per Mcf, respectively as of December 31, 1998, and $16.50 per Bbl and $2.59 per Mcf, respectively as of December 31, 1997.

   Schedule 3 also presents a summary of the principal reasons for change in the standard measure of discounted future net cash flows for each of the three years in the period ended December 31, 1999.

Schedule 1--Estimated Net Proved Gas Reserves (Mcf)

                                                                        Pro
                                     Year Ended December 31,         Forma (b)
                                 ----------------------------------  ----------
                                    1999        1998        1997        1999
                                 ----------  ----------  ----------  ----------
Proved:
  Balance, beginning of period.. 28,144,310  37,570,614  18,184,738
  Revisions of previous
   estimates.................... (6,069,885) (8,393,772) (1,582,986)
  Purchase of minerals in
   place........................  1,705,822     226,778   3,761,481
  Extensions, discoveries, and
   other additions..............         --   1,656,200  19,707,712
  Production.................... (2,930,655) (2,782,825) (2,449,320)
  Sales of minerals in place....         --    (132,685)    (51,011)
                                 ----------  ----------  ----------
  Balance, end of period........ 20,849,592  28,144,310  37,570,614  26,805,069
                                 ==========  ==========  ==========
Proved developed:
  Beginning of period........... 21,481,946  16,600,669  13,911,003
  End of period................. 13,945,450  21,481,946  16,600,669  19,900,930

                GOODRICH PETROLEUM CORPORATION AND SUBSIDIARIES

Schedule 2--Estimated Net Proved Oil Reserves (Barrels)

                                                                         Pro
                                        Year Ended December 31,       Forma (b)
                                     -------------------------------  ---------
                                       1999       1998       1997       1999
                                     ---------  ---------  ---------  ---------
Proved:
  Balance, beginning of period...... 3,092,810  4,098,390  1,050,210
  Revisions of previous estimates...   106,259   (988,611)   132,327
  Purchase of minerals in place..... 3,053,618         --  1,614,779
  Extensions, discoveries, and other
   additions........................        --    299,799  1,685,438
  Production........................  (394,442)  (316,768)  (282,380)
  Sale of minerals in place.........        --         --   (101,984)
                                     ---------  ---------  ---------
  Balance, end of period............ 5,858,245  3,092,810  4,098,390  6,749,579
                                     =========  =========  =========
Proved, developed:
  Beginning of period............... 2,266,854  2,292,626    969,868
  End of period..................... 3,179,888  2,266,854  2,292,626  4,071,222

   The following table summarizes the Company's combined oil and gas reserve information on a Mcf equivalent basis. Estimates of reserves were converted using a conversion ratio of 1.0/6.0 Mcf.

                                                                        Pro
                                       Year Ended December 31,       Forma (b)
                                   -------------------------------- ----------
                                      1999       1998       1997       1999
                                   ---------- ---------- ---------- ----------
Estimated Net Proved Reserves
 (Mcfe):
  Total Proved.................... 55,999,062 46,701,170 62,160,954 67,302,543
  Proved Developed................ 33,024,778 35,083,070 30,356,425 44,328,262

Schedule 3--Standardized Measure of Discounted Future Net Cash Flows Related to Proved Oil and Gas Reserves

                                                                        Pro
                                         Year Ended December 31,     Forma (b)
                                        ---------------------------  --------
                                          1999     1998      1997      1999
                                        --------  -------  --------  --------
                                             (in thousands)
Future cash inflows.................... $184,812  $86,449  $155,542  220,886
Future production and development
 costs.................................  (45,655) (24,339)  (26,906) (67,058)
Future income tax expense(a)...........  (22,725)      --   (24,177) (26,007)
                                        --------  -------  --------  -------
Future net cash flows..................  116,432   62,110   104,459  127,821
10% annual discount for estimated
 timing of cash flows..................  (37,514) (21,475)  (40,456) (38,499)
                                        --------  -------  --------  -------
Standardized measure of discounted
 future net cash flows................. $ 78,918  $40,635  $ 64,003   89,322
                                        ========  =======  ========  =======
Average year end prices:
  Natural gas (per Mcf)................ $   2.63  $  2.24  $   2.59
  Crude oil (per Bbl).................. $  25.16  $  9.37  $  16.50

--------
(a) Taxable income for 1998 period was entirely offset by available net operating loss carry forwards.
(b) Pro forma amounts include reserve information related to acquisition of Burrwood/West Delta 83 fields in February 2000 (see Note D).

                GOODRICH PETROLEUM CORPORATION AND SUBSIDIARIES

   The following are the principal sources of change in the standardized measure of discounted net cash flows for the years shown:

                                                   Year Ended December 31,
                                                  ----------------------------
                                                    1999      1998      1997
                                                  --------  --------  --------
                                                        (in thousands)
Net changes in prices and production costs
 related to future production...................  $ 32,962  $(31,820) $(32,327)
Sales and transfers of oil and gas produced, net
 of production costs............................   (10,144)   (7,015)   (9,036)
Net change due to revisions in quantity
 estimates......................................    (8,993)  (12,464)     (991)
Net change due to extensions, discoveries and
 improved recovery..............................        --     3,006    37,465
Net change due to purchase and sales of
 minerals-in-place..............................    33,305        82    16,065
Development costs incurred during the period....       338     2,198     3,598
Net change in income taxes......................   (14,203)   14,093    (4,094)
Accretion of discount...........................     4,064     7,810     5,736
Change in production rates (timing) and other...       953       742       230
                                                  --------  --------  --------
                                                  $ 38,283  $(23,368) $ 16,646
                                                  ========  ========  ========

                   Consolidated Quarterly Income Information

                                  (Unaudited)

                           First       Second      Third       Fourth
                          Quarter     Quarter     Quarter     Quarter       Total
                         ----------  ----------  ----------  ----------  -----------
1999
  Revenues.............. $2,941,696  $2,829,530  $3,631,762  $4,617,586  $14,020,574
  Costs and Expenses....  3,458,450   3,405,546   3,283,633   5,182,433   15,330,062
  Loss on sale of
   assets...............   (519,495)         --          --          --     (519,495)
  Net income (loss)..... (1,036,249)   (576,016)    348,129    (564,847)  (1,828,983)
  Preferred stock
   dividends............    313,912     313,912     313,912     307,607    1,249,343
  Earnings (loss)
   applicable to common
   stock................ (1,350,161)   (889,928)     34,217    (872,454)  (3,078,326)
  Basic earnings (loss)
   per average
   common share......... $     (.26)       (.17)        .01        (.16)        (.58)
  Diluted earnings
   (loss) per average
   common share......... $     (.26)       (.17)        .01        (.16)        (.58)
1998
  Revenues.............. $2,433,577  $2,264,397  $2,697,743  $3,196,156  $10,591,873
  Costs and Expenses....  3,446,298   5,215,164   4,813,328   4,836,631   18,311,421
  Gain on sale of
   assets...............      4,206          --          --          --        4,206
  Net income (loss)..... (1,008,515) (2,950,767) (2,115,585) (1,640,475)  (7,715,342)
  Preferred stock
   dividends............    313,912     313,902     313,912     313,912    1,255,638
  Earnings (loss)
   applicable to common
   stock................ (1,322,427) (3,264,669) (2,429,497) (1,954,387)  (8,970,980)
  Basic earnings (loss)
   per average
   common share......... $     (.25)       (.62)       (.46)       (.38)       (1.71)
  Diluted earnings
   (loss) per average
   common share......... $     (.25) $     (.62) $     (.46) $     (.38) $     (1.71)

   The fourth quarter amount includes impairment of oil and gas properties of $465,000. In addition the fourth quarter of 1999 is impacted by revenue and expenses associated with the acquisition of the Lafitte field and issuance of convertible notes payable.

   The first, second, third and fourth quarter of 1998 cost and expense amounts contain costs amounting to $0, $2,107,000, $1,496,000 and $81,000, respectively, related to dry holes. The fourth quarter amount also contains impairment of oil and gas properties of $1,076,000.

                          [Goodrich Logo appears here]

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution

   The following table sets forth the costs and expenses, other than underwriting discounts and commissions, payable in connection with the sale of common stock being registered. All amounts are estimates except the SEC registration fee and the NASD filing fees.

   Securities and Exchange Commission registration fee............... $7,684.88
   NASD filing fee................................................... $3,410.94
   NYSE listing fee.................................................. $
   Legal fees and expenses...........................................   *
   Engineering fees and expenses.....................................   *
   Accounting fees and expenses......................................   *
   Blue Sky fees and expenses (including legal fees).................   *
   Printing expenses.................................................   *
   Transfer Agent fees...............................................   *
   Miscellaneous.....................................................   *
                                                                      ---------
     TOTAL........................................................... $
                                                                      =========

  --------
  * To be provided by amendment.

Item 14. Indemnification of Directors and Officers

   Section 145 of the Delaware General Corporation Law ("DGCL") provides that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise), against expenses (including attorney's fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.
Section 145 further provides that a corporation similarly may indemnify any such person serving in any such capacity who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees) actually and reasonably incurred in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Delaware Court of Chancery or such other court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all of the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Delaware Court of Chancery or such other court shall deem proper.

   Our certificate of incorporation provides that indemnification shall be to the fullest extent permitted by the DGCL for all of our current or former directors or officers.

   As permitted by the DGCL, the certificate of incorporation provides that our directors shall have no personal liability to us or our stockholders for monetary damages for breach of fiduciary duty as a director, except (1) for any breach of the director's duty of loyalty to us or our stockholders, (2) for acts or omissions not in good faith or which involve intentional misconduct or knowing violation of law, (3) under Section 174 of the DGCL or (4) for any transaction from which a director derived an improper personal benefit.

Item 15. Recent Sales of Unregistered Securities

   On September 23, 1999, we and two of our subsidiaries, Goodrich Petroleum Company, L.L.C. and Goodrich Petroleum Company-Lafitte, L.L.C., completed a private placement of $15 million of convertible securities. H&Q Guaranty acted as placement agent for this transaction, for which it received a fee of $900,000. The following securities were issued:

  . Our wholly owned subsidiary, Goodrich-Louisiana, issued convertible notes in the amount of $6,000,000 to a group of accredited investors. Principal and accrued interest was convertible by the holder into our common stock at the rate of $4 per share. The purchasers of these notes received 1,500,000 warrants to purchase shares of our common stock at $1.00 per share. The warrants may be exercised at any time before their expiration on September 30, 2006. The securities were issued in a transaction exempt pursuant to Section 4(2) of the Securities Act and Rule 506 of Regulation D;

  . Our wholly owned subsidiary, Goodrich-Lafitte, issued convertible notes in the amount of $6,000,000 to a group of accredited investors. Principal and accrued interest was convertible by the holder into our common stock at the rate of $4 per share. As an alternative conversion right, the principal and accrued interest under these notes was convertible into common equity interests in Goodrich-Lafitte, after October 1, 2002, if neither our common stock has a closing price of at least $3 per share nor our net asset value per share is at least $3. The purchasers of these notes received 1,500,000 warrants to purchase shares of our common stock at $1.00 per share. The warrants may be exercised at any time before their expiration on September 30, 2006. The securities were issued in a transaction exempt pursuant to Section 4(2) of the Securities Act and Rule 506 of Regulation D; and

  . Additionally, our wholly owned subsidiary Goodrich-Louisiana issued $3,000,000 of preferred interests to a group of accredited investors consisting of 300,000 preferred units with a par value and liquidation preference of $10 per share. Each preferred unit holder was also issued one warrant to purchase a share of common stock of the Company for every $10 of preference value. The warrants are exercisable at $1.50 per share at any time before their expiration on September 30, 2006. Goodrich-Louisiana has the right to redeem the units at any time. The purchasers of these preferred interests received 300,000 warrants to purchase shares of our common stock at $1.50 per share. The preference amount and accrued distributions were convertible by the holder into our common stock at $2 per share. The securities were issued in a transaction exempt pursuant to Section 4(2) of the Securities Act and Rule 506 of Regulation D.

   On February 17, 2000, in a transaction exempt pursuant to Section 3(a)(9) of the Securities Act, the holders of the preferred units exercised their conversion privileges. Entreprenurial Investment Corporation and Mr. Malloy each received 12,500 of our common shares in connection with their underwriting and assistance in this transaction.

   On February 18, 2000, in a transaction exempt pursuant to Section 4(2) of the Securities Act and Rule 506 of Regulation D, the Company completed a private placement of 1,500,000 shares of our common stock resulting in net proceeds to us of $4,500,000. H&Q acted as underwriter, for which it received 8,333 shares of our common stock.

   On August 17, 2000, in a transaction exempt pursuant to Section 3(a)(9) of the Securities Act, holders of all $12.9 million of outstanding principal and accrued interest on the convertible notes, issued by two of our subsidiaries in a private placement in September 1999, converted their notes into 3,295,647 shares of our common stock, including 60,000 shares issued to H&Q, Entreprenurial Investment Corporation and Mr. Malloy in connection with their underwriting and assistance in this transaction.

Item 16. Exhibits and Financial Statement Schedules

   (a) Exhibits:

    1.1*  --Form of Underwriting Agreement
    3.1   --Amended and Restated Certificate of Incorporation of the Company dated August 15, 1995, and filed with the Secretary of State of the State of Delaware on August 15, 1995 (Incorporated by reference to Exhibit 3.1 of the Company's Quarterly Report filed on Form 10-Q for the three months ended
           September 30, 1995) (File No. 33-58631).
    3.2   --Certificate of Amendment of Restated Certificate of Incorporation of Goodrich Petroleum
           Corporation dated March 12, 1998 (Incorporated by reference to Exhibit 3(i)2 of the Company's
           Annual Report on Form 10-K for the year ended December 31, 1998 (File No. 01-12719).
    3.3   --Bylaws of the Company, as amended and restated (Incorporated by reference to Exhibit 3.2 of the
           Company's Quarterly Report filed on Form 10-Q for the three months ended September 30, 1995) (File
           No. 33-58631).
    4.1   --Specimen Common Stock Certificate. (Incorporated by reference to Exhibit 4.5 of the Company's
           Registration Statement filed February 20, 1996 on Form S-8 (File No. 33-01077)).
    4.2   --Series B Convertible Preferred Stock Certificate of Designations. (Incorporated by reference to
           Exhibit 4.5 of the Company's Annual Report on Form 10-K for the year ended December 31, 1996 (File
           No. 01-12719)).
    5.1*  --Opinion of Vinson & Elkins L.L.P.
   10.1   --Goodrich Petroleum Corporation 1995 Stock Option Plan (Incorporated by reference to Exhibit 10.21 to the Company's Registration Statement filed June 13, 1995 on Form S-4 (File No. 33-58631)).
   10.2   --Patrick Petroleum Company 1993 Stock Option Plan (Incorporated by reference to Exhibit 10.11 to the Company's Registration Statement filed June 13, 1995 on Form S-4 (File
           No. 33-58631)).
   10.3   --Form of Marketing Agreement between the Company and Natural Gas Ventures, L.L.C. (Incorporated by
           reference to Exhibit 10.19 to the Company's Registration Statement filed June 13, 1995 on Form S-4
           (File No. 33-58631)).
   10.4   --Consulting Agreement with U.E. Patrick (Incorporated by reference to Exhibit 10.25 to the
           Company's Registration Statement filed June 13, 1995 on Form S-4 (File No. 33-58631)).
   10.5   --Consulting Services Agreement between Leo E. Bromberg and Goodrich Petroleum Corporation
           (Incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report filed on Form 10-Q for the three months ended September 30, 1995 (File No. 33-58631)).
   10.6   --Goodrich Petroleum Corporation 1997 Director Compensation Plan (Incorporated by reference to the
           Company's Proxy statement dated May 20, 1998)
   10.7   --Form of Subscription Agreement dated September 27, 1999 (Incorporated by reference to Exhibit 4.1 of the Company's Form 8-K filing dated September 23, 1999 (File No. 01-12719)).
   10.8   --Registration Rights Agreement (2000 Private Placement)
   10.9   --Credit Agreement between Goodrich Petroleum Company, L.L.C. and Compass Bank dated September 23,
           1999 (Incorporated by reference to Exhibit 4.1 of the Company's Form 8-K filing dated September 23,
           1999 (File No. 01-12719)).

   10.10  --First amendment to the September 23, 1999 Credit Agreement between
           Goodrich Petroleum Company, LLC and Compass Bank dated February 29,
           2000. (Incorporated by reference to the Company's Annual Report on
           Form 10-K for the year ended December 31, 1998. (File
           No. 01-12719)).
   10.11* --Letter Agreement amending Credit Agreement between Goodrich
           Petroleum Company, L.L.C. and Compass Bank dated September   , 2000.
   21.1   --Subsidiaries of the Company:
          --Goodrich Petroleum Company, L.L.C.--incorporated in state of
          Louisiana
          --Goodrich Petroleum Company--Lafitte, L.L.C.
          --Subsidiaries of Goodrich Petroleum Company of Louisiana
          --Drilling & Workover Company, Inc.--incorporated in state of
          Louisiana
          --LECE, Inc.--incorporated in the state of Texas
          --National Market Company--incorporated in state of Delaware
   23.1   --Consent of KPMG LLP
   23.2   --Consent of Coutret & Associates, Inc.
   23.3*  --Consent of Vinson & Elkins L.L.P. (included in Exhibit 5.1)
   24.1   --Power of Attorney (included in signature page)
   27.1   --Financial Data Schedule

--------
 * To be filed by amendment.

   (b) Financial Statement Schedule

   All schedules are omitted because the information is contained in the Financial Statements or Notes.

Item 17. Undertakings

   The undersigned registrant hereby undertakes:

   (a) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the undersigned registrant pursuant to the foregoing provisions, or otherwise, the undersigned registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the undersigned registrant of expenses incurred or paid by a director, officer, or controlling person of the undersigned registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the undersigned registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

   (b) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement: (i) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933; (ii) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the calculation of Registration Fee table in the effective registration statement; and (iii) to include any additional or changed material information on the plan of distribution.

   (c) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the undersigned registrant pursuant to Rule 424(b)(1) or
(4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

   (d) For purposes of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

   Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Houston, State of Texas, on the 29th day of September, 2000.

                                          GOODRICH PETROLEUM CORPORATION


                                               /s/  Walter G. Goodrich
                                          By __________________________________
                                                   Walter G. Goodrich
                                              President and Chief Executive
                                                         Officer

   KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Walter G. Goodrich and Robert C. Turnham, Jr. or any of them, his true and lawful attorney-in-fact and agent, with full power of substitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement and any additional registration statement pursuant to Rule 462(b), and to file the same with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and ratifying and confirming all that said attorney-in-fact and agent or his or her substitute or substitutes may lawfully do or cause to be done by virtue hereof. Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities indicated on the dates indicated:

             Signature                           Title                     Date
             ---------                           -----                     ----

    /s/  Walter G. Goodrich          President and Chief Executive  September 29, 2000
____________________________________ Officer (Principal Executive
        Walter G. Goodrich           Officer)

    /s/ Roland L. Frautschi          Chief Financial Officer        September 29, 2000
____________________________________ (Principal Financial and
        Roland L. Frautschi          Accounting Officer)

      /s/ Henry Goodrich             Chairman of the Board          September 29, 2000
____________________________________
          Henry Goodrich

      /s/ Sheldon Appel              Director                       September 29, 2000
____________________________________
         Sheldon Appel

      /s/ Jeff H. Benhard            Director                       September 29, 2000
____________________________________
           Jeff H. Benhard

     /s/ Donald M. Campbell          Director                       September 29, 2000
____________________________________
         Donald M. Campbell

   /s/ Patrick E. Malloy, III        Director                       September 29, 2000
____________________________________
       Patrick E. Malloy, III

    /s/ Michael Y. McGovern          Director                       September 29, 2000
____________________________________
        Michael Y. McGovern

    /s/ Arthur A. Seeligson          Director                       September 29, 2000
____________________________________
        Arthur A. Seeligson